2025 Annual Report and Notice of Annual Meeting and Proxy Statement

Annual Meeting to be held on May 21, 2026



Dropbox



DROPBOX, INC.
1800 OWENS STREET
SAN FRANCISCO,
CALIFORNIA 94158

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held at 9:00 am Pacific Time on Thursday, May 21, 2026

Dear Stockholders of Dropbox, Inc.:

We cordially invite you to attend the 2026 annual meeting of stockholders (the "*Annual Meeting*") of Dropbox, Inc., a Nevada corporation, to be held on May 21, 2026 at 9:00 am Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/DBX2026, where you will be able to listen to the meeting live, submit questions and vote online.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote and submit your proxy via the Internet, by telephone, or by mail.

We are holding the Annual Meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect seven directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

3. To approve, on an advisory basis, the compensation of our named executive officers;

4. To approve an amendment and restatement of our articles of incorporation (our "*Articles*") to waive jury trials for internal actions, together with contextual and other ministerial changes; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on March 26, 2026 as the record date for the Annual Meeting. Stockholders of record on March 26, 2026 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

The accompanying proxy statement and our annual report can be accessed by visiting: www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone, or mail as soon as possible to ensure your shares are represented. For additional instructions on voting by telephone or the Internet, please refer to your proxy card. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

By order of the Board of Directors,

Andrew W. Houston
Chief Executive Officer, Co-Founder, and Chair of the Board
San Francisco, California

April 7, 2026

TABLE OF CONTENTS

TABLE OF CONTENTS (continued)

TABLE OF CONTENTS (continued)

GENERAL INFORMATION

DROPBOX, INC.

PROXY STATEMENT

FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

to be held at 9:00 am Pacific Time on Thursday,

May 21, 2026

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2026 annual meeting of stockholders of Dropbox, Inc., a Nevada corporation, and any postponements, adjournments or continuations thereof (the "***Annual Meeting***"). The Annual Meeting will be held on Thursday, May 21, 2026 at 9:00 am Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/DBX2026, where you will be able to listen to the meeting live, submit questions and vote online. Our proxy statement and 2025 annual report are first being mailed on or about April 7, 2026 to all stockholders entitled to vote at the Annual Meeting.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

What matters am I voting on?

You are being asked to vote on:

- the election of seven directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- a proposal to approve, on an advisory basis, the compensation of our named executive officers;

- a proposal to approve an amendment and restatement of our Articles to waive jury trials for internal actions, together with contextual and other ministerial changes; and

- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "FOR" the election of each director nominee named in this proxy statement;

- "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers; and

- "FOR" the amendment and restatement of our Articles to waive jury trials for internal actions, together with contextual and other ministerial changes.

GENERAL INFORMATION (continued)

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the seven nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- **Proposal No. 2:** The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 3:** The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our talent and compensation committee will consider the outcome of the vote when determining named executive officer compensation.

- **Proposal No. 4:** The approval of the amendment and restatement of our Articles to waive jury trials for internal actions, together with contextual and other ministerial changes, requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of our common stock entitled to vote thereon, voting together as a single class. As a result, abstentions and broker non-votes will have the same effect as a vote "Against" this proposal. You may vote "For," "Against," or "Abstain" with respect to this proposal.

Who is entitled to vote?

Holders of our Class A and Class B common stock as of the close of business on March 26, 2026, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 163,263,829 shares of our Class A common stock outstanding and 75,374,718 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 10 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the proxy materials were provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the proxy materials were forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."

Are a certain number of shares required to be present in order to hold the Annual Meeting?

A quorum is the minimum number of voting power required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our bylaws and Nevada law. The presence, virtually or by proxy (regardless of whether the proxy has authority to vote on any matter), of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, "Withhold" votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are several ways to vote:

- by Internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on May 20, 2026 for shares held directly and by 11:59 p.m. Eastern Time on May 18, 2026 for shares held in a Dropbox, Inc. employee stock ownership plan (a "*Plan*") (have your proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on May 20, 2026 for shares held directly and by 11:59 p.m. Eastern Time on May 18, 2026 for shares held in a Plan (have your proxy card in hand when you call);

- by completing and mailing your proxy card; or

- by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/DBX2026, where you may vote and submit questions during the meeting (please have your proxy card in hand when you visit the website).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Dropbox, Inc., in writing, at Dropbox, Inc., 1800 Owens Street, San Francisco, California 94158; or

- you may also change your vote by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

GENERAL INFORMATION (continued)

What do I need to do to attend the Annual Meeting?

You will be able to attend and participate in the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/DBX2026 and by entering the control number included on your proxy card. The Annual Meeting webcast will begin promptly at 9:00 am Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 am Pacific Time, and you should allow ample time for the check-in procedures.

GENERAL INFORMATION (continued)

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Andrew W. Houston and Ross Tennenbaum have been designated as proxy holders by our board of directors. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote the shares at the postponed or adjourned Annual Meeting as well, unless you have properly revoked your proxy, as described above.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies by telephone, by electronic communication or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the Securities and Exchange Commission ("*SEC*") within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of our proxy materials, such stockholder may contact us at:

Dropbox, Inc.
Attention: Corporate Secretary
1800 Owens Street
San Francisco, California 94158
IR@dropbox.com

Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 8, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to the Corporate Secretary at the company's headquarters. The current address for our headquarters is:

Dropbox, Inc.
Attention: Corporate Secretary
1800 Owens Street
San Francisco, California 94158
IR@dropbox.com

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our notice of annual meeting (or any supplement thereto), (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than January 22, 2027; and

- not later than February 21, 2027.

In the event that we hold the 2027 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before the 2027 annual meeting of stockholders and no later than the close of business on the later of the following two dates:

- the 90th day prior to the 2027 annual meeting of stockholders; or

- the 10th day following the day on which public announcement of the date of the 2027 annual meeting of stockholders is first made.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation or Nomination of Director Candidates

Holders of 1% of our fully diluted capitalization for at least 12 months prior to the submission of the recommendation may recommend director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "*Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors*."

Our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "*General Information—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals*" for stockholder proposals that are not intended to be included in a proxy statement.

In addition, a stockholder who desires to nominate director candidates for election at the 2027 Annual Meeting, which is expected to be held in or about May 2027, must comply with the requirements of the recently enacted Rule 14a-19 by notifying our Corporate Secretary with regard to the intent to solicit proxies in support of director nominees (other than our nominees) as required by Rule 14a-19 no later than March 22, 2027. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under the advance notice provisions of our bylaws as described above.

Availability of Bylaws

A copy of our bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. Our board of directors consists of eight directors, seven of whom qualified as "independent" under the listing rules of the Nasdaq Stock Market ("**Nasdaq**").

Until the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a single class of directors who are each elected for one-year terms and until their successors are duly elected and qualified. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class.

In determining the composition of our board, our board of directors and nominating and corporate governance committee are committed to ensuring that our directors maintain effective and independent oversight of our business and that they capably represent the interests of our company and our stockholders. In addition, our nominating and corporate governance committee strives to maintain a balance of tenure on our board. Long-serving directors bring valuable experience and institutional knowledge, while newer directors contribute fresh perspectives and viewpoints. The following charts provide summary information about our continuing directors and director nominees with respect to independence and tenure. For additional information regarding our criteria for evaluating director nominees, see the section titled "*Board of Directors and Corporate Governance—Considerations in Evaluating Director Nominees*."



Director Independence	Director Tenure
■ Independent ■ Non-Independent	■ <5 Years ■ 5-9 Years ■ 9+ Years
6 of 7	**6.4 Years**
Director nominees who are independent	Average tenure of director nominees

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Nominees for Director

Our board of directors has nominated seven nominees for election at the Annual Meeting. Dr. Jacobs, whose term will end at the Annual Meeting, will not be standing for reelection. He will continue to serve as a director and as a member of the talent and compensation committee of the board of directors until the expiration of his term. The following provides summary information about each of our director nominees as of March 31, 2026:

ANDREW W. HOUSTON



AGE: 43

DIRECTOR SINCE: 2007

COMMITTEES: None

CHAIR OF THE BOARD

EXPERIENCE: Mr. Houston is one of our co-founders and has served as a member of our board of directors and our Chief Executive Officer since June 2007. Mr. Houston also currently serves as a member of the board of directors of Meta Platforms, Inc. (Nasdaq: META). Mr. Houston holds a B.S. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology. Mr. Houston was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as one of our co-founders.

LISA CAMPBELL



AGE: 62

DIRECTOR SINCE: 2019

COMMITTEES: Nominating & Corporate Governance (*Chair*); Audit

INDEPENDENT DIRECTOR

EXPERIENCE: Ms. Campbell has served as a member of our board of directors since August 2019. From July 2021 to August 2024, Ms. Campbell served as Chief Marketing Officer and Partner for OneTrust. From August 2017 to July 2021, Ms. Campbell served as Chief Marketing Officer and Executive Vice President of Business Strategy for Autodesk, Inc. From January 2015 to August 2017, Ms. Campbell served as Vice President, Industry Strategy and Marketing – Manufacturing at Autodesk, and she served as its Vice President, Industry Strategy and Marketing – Architecture, Engineering and Construction from February 2012 through January 2015. She has also held other senior positions at Autodesk, including managing its Global eCommerce business and Autodesk.com, and managing its Geospatial Business and infrastructure business. Prior to joining Autodesk in 2003, Ms. Campbell served in executive-level marketing positions at Evolve (now Oracle), Sterling Software Inc., and Digital Equipment Corporation. Ms. Campbell currently serves as a member of the board of directors for Dynatrace, Inc. (NYSE: DT), an application performance management software company, Similarweb Ltd. (NYSE: SMWB), a digital data and analytics company, and Quickbase, a Vista Equity company. Ms. Campbell holds an M.B.A. from Babson College and a B.A. in Mathematics and Computer Science from

Boston College. She was selected to serve on our board of directors because of her valuable expertise in business, industry, and marketing strategy.

WARREN JENSON



AGE: 69

DIRECTOR SINCE: 2025

COMMITTEES: Audit (*Chair*); Nominating and Corporate Governance

INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Jenson has served as a member of our board of directors since January 2025. Mr. Jenson most recently acted as President and Chief Financial Officer of Nielsen Holdings plc, a firm specializing in audience measurement, data, and analytics, where he served from April 2023 to December 2024. From February 2012 to April 2023, Mr. Jenson worked at LiveRamp Holdings, Inc. (formerly known as Acxiom), a software-as-a-service company that provides identity and data connectivity services, where he most recently served as President, Chief Financial Officer and Executive Managing Director of International. Mr. Jenson has also held numerous C-suite positions with Electronic Arts (EA), Amazon.com, Delta Airlines, and NBC. Mr. Jenson currently serves as a member of the board of directors of DigitalOcean Holdings, Inc. (NYSE: DOCN), a cloud service provider, Delivery Hero German SE, a multinational online food ordering and delivery platform, and Ripple Labs, Inc., a provider of cryptocurrency solutions for businesses. Mr. Jenson has a B.S. in Accounting and a Master of Accountancy – Business Taxation from Brigham Young University. Mr. Jenson was selected to serve on our board of directors because of his breadth of experience leading and scaling companies through periods of transition and his track record of operational excellence.

ANDREW MOORE, Ph.D



AGE: 61

DIRECTOR SINCE: 2023

COMMITTEES: Audit

INDEPENDENT DIRECTOR

EXPERIENCE: Dr. Moore has served as a member of our board of directors since December 2023. Since March 2023, Dr. Moore has served as the Founder and CEO of Lovelace AI, a startup AI company building products for national security. From January 2019 to January 2023, Dr. Moore served as General Manager and VP of Google Cloud Artificial Intelligence & Industry Solutions at Google LLC, a wholly owned subsidiary of Alphabet Inc., or Google. From September 2014 to January 2019, Dr. Moore served as the Dean of the School of Computer Science and as Professor of Computer Science and Robotics at Carnegie Mellon University. From October 2011 to July 2014, Dr. Moore served as VP of Engineering, Google Commerce at Google and from January 2006 to October 2011, he served as a Founding Director of Google's Pittsburgh Engineering office.

Prior to joining Google, Dr. Moore was an assistant professor and also professor of Computer Science and Robotics at Carnegie Mellon University from 1993-2006. Dr. Moore holds a Ph.D. in Computer Science and a B.A. in Mathematics and Computer Science from the University of Cambridge. Dr. Moore was selected to serve on our board of directors because of his deep academic experience, product knowledge, and engineering leadership.

ABHAY PARASNIS



AGE: 51

DIRECTOR SINCE: 2022

COMMITTEES: Talent and Compensation

INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Parasnis has served as a member of our board of directors since March 2022. Since May 2022, Mr. Parasnis has served as Chief Executive Officer of Typeface Inc., a company that provides enterprise AI solutions. From July 2015 to February 2022, Mr. Parasnis served as Chief Technology Officer of Adobe Inc., or Adobe, during which time Mr. Parasnis also held additional titles, including Executive Vice President from January 2016 to February 2022, Chief Strategy Officer from February 2020 to December 2020, and Chief Product Officer from December 2020 to February 2022. Prior to joining Adobe, Mr. Parasnis served in executive level positions with Kony, Inc., Oracle Corporation and Microsoft Corporation. Mr. Parasnis also serves as a member of the board of directors of Schneider Electric SE, a French digital automation and energy management company traded on the Euronext (Paris) exchange. Mr. Parasnis holds a B.S. in Electronics & Telecommunications from the College of Engineering Pune in Pune, India and an Advanced Diploma in Computer Science from the National Institute of Information Technology. Mr. Parasnis was selected to serve on our board of directors because of his extensive technical, product, and operational expertise and his experience leading and growing a multi-product portfolio.

KAREN PEACOCK



AGE: 53

DIRECTOR SINCE: 2019

COMMITTEES: Talent and Compensation

LEAD INDEPENDENT DIRECTOR

EXPERIENCE: Ms. Peacock has served as a member of our board of directors since August 2019. From July 2020 to October 2022, Ms. Peacock served as Chief Executive Officer for Intercom, Inc., or Intercom, a corporation that develops and markets business messaging and communication software, and from May 2017 to July 2020, Ms. Peacock served as Chief Operating Officer for Intercom. From January 2016 to March 2017, Ms. Peacock served as Senior Vice President, Small Business at Intuit Inc., or Intuit, and from 2014 to January 2016, she served as VP, General Manager of Intuit's Employee

Management Solutions division. Ms. Peacock has also held other senior roles at Intuit, including Vice President of Marketing and Product Management. Prior to joining Intuit in 2002, Ms. Peacock was Director of Product Management at Allegis Corporation and prior to that, was a management consultant with the Boston Consulting Group. Ms. Peacock currently serves on the board of directors of IDEXX Laboratories Inc. (Nasdaq: IDXX), a veterinary diagnostics company, and Monzo Bank, a UK based bank and fintech company. Ms. Peacock holds an M.B.A. from Stanford Graduate School of Business and a B.A. in Applied Mathematics from Harvard University. She was selected to serve on our board of directors because of her valuable expertise in business, industry, and her extensive experience in executive-level operational roles.

MICHAEL SEIBEL



AGE: 43

DIRECTOR SINCE: 2020

COMMITTEES: Talent and Compensation

INDEPENDENT DIRECTOR

EXPERIENCE: Mr. Seibel has served as a member of our board of directors since December 2020. Mr. Seibel is Partner Emeritus at Y Combinator, an accelerator and investment company for early-stage technology companies, where he previously was a Partner from October 2014 to March 2025, and served as Managing Director of YC Early Stage. From February 2012 to August 2012, Mr. Seibel served as Chief Executive Officer of Socialcam, Inc., a social media company, and from June 2007 to October 2011, Mr. Seibel served as Chief Executive Officer of Justin.tv (now known as Twitch.tv), an online video broadcasting company. Mr. Seibel currently serves on the board of directors of Reddit, Inc. (NYSE: RDDT), a community and discussion platform. Mr. Seibel holds a B.A. in Political Science from Yale University. Mr. Seibel was selected to serve on our board of directors because of his financial and managerial experience.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Non-Continuing Director

The following provides summary information about Dr. Jacobs, whose term will end at the Annual Meeting:

PAUL E. JACOBS, Ph.D



AGE: 63

DIRECTOR SINCE: 2016

COMMITTEES: Talent & Compensation (*Chair*)

INDEPENDENT DIRECTOR

EXPERIENCE: Dr. Jacobs has served as a member of our board of directors since April 2016. Since August 2023, Dr. Jacobs has served as Chief Executive Officer of Globalstar, Inc., or Globalstar, a telecom infrastructure provider. From April 2018 to May 2024, Dr. Jacobs served as Chief Executive Officer of VIREWIRX, Inc., formerly XCOM Labs, Inc., a wireless technology company. From March 2014 to March 2018, Dr. Jacobs served as Executive Chair for Qualcomm Incorporated, a semiconductor and telecommunications equipment company, or Qualcomm. From March 2009 to March 2018, Dr. Jacobs served as Chair of the board of directors for Qualcomm. From July 2005 to March 2014, Dr. Jacobs served as Chief Executive Officer for Qualcomm. Dr. Jacobs currently serves as a member of the board of directors of Globalstar (Nasdaq: GSAT), a satellite and terrestrial communication services company, and Arm Holdings plc (Nasdaq: ARM), a microchip design company. Dr. Jacobs holds a Ph.D. in Electrical Engineering and Computer Science, an M.S. in Electrical Engineering, and a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley. Dr. Jacobs was selected to serve on our board of directors because of his extensive business, operations, and management experience.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Director Independence

Under the listing rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, talent and compensation, and nominating and corporate governance committees be independent. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of the company's board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Drs. Jacobs and Moore, Messrs. Jenson, Parasnis and Seibel, and Mss. Campbell and Peacock do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Nasdaq listing rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them, if any, described in the section titled "*Certain Relationships, Related Party and Other Transactions*."

Board Leadership Structure and Role of the Lead Independent Director

Mr. Houston currently serves as both the chair of our board of directors and as our Chief Executive Officer. As our co-founder, Mr. Houston is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans.

Our board of directors has adopted Corporate Governance Guidelines that provide that one of our independent directors should serve as our lead independent director at any time when the chair of our board of directors is not independent, including when our Chief Executive Officer serves as the chair of our board of directors. Because Mr. Houston is our chair and is not an "independent" director as defined in Nasdaq's listing rules, our board of directors has determined that it is advisable and in the best interests of the company and our stockholders to have a lead independent director to, among other things, preside over meetings of the independent directors and help set the agenda for board meetings. Ms. Peacock has served as lead independent director since May 2025.

Our lead independent director presides over periodic meetings of our independent directors, consults with Mr. Houston on the agenda for meetings of the board, serves as a liaison between Mr. Houston and our independent directors, and performs such additional duties as our board of directors may otherwise determine and delegate. The lead independent director's responsibilities include:

• presiding over all meetings of the board of directors at which the chair is not present;

• calling separate meetings of the independent directors and determining the agenda and serving as chair of meetings of independent directors;

• reporting to our Chief Executive Officer and chair regarding feedback from executive sessions; and

• serving as spokesperson for the company if requested.

Only independent directors serve on the audit committee, the talent and compensation committee, and the nominating and corporate governance committee of our board of directors. Our independent directors meet at least quarterly in executive sessions chaired by the lead independent director, which include discussions and recommendations regarding guidance to be provided to the Chief Executive Officer, and such topics as the independent directors may determine.

As a result of the board of directors' committee system and the existence of a majority of independent directors, combined with a strong lead independent director with significant responsibilities and the company's robust corporate governance policies and procedures, the board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements and risk management, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our board of directors, including the role of a strong lead independent director, as well as the robust independent committees of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of the company. Mr. Houston's combined role leverages his deep involvement with the company's business, and his history as a co-founder of the company with knowledge of the company's development and culture enables strong leadership, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Board Committees

Our board of directors has established an audit committee, a talent and compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Director	Audit	Talent and Compensation	Nominating and Corporate Governance
Andrew W. Houston			
Lisa Campbell	●		■
Paul E. Jacobs, Ph.D		■	
Warren Jenson	■ ▲		●
Andrew Moore, Ph.D	●		
Abhay Parasnis		●	
Karen Peacock		●	
Michael Seibel		●	
Number of Meetings	4	4	3

● Committee member ■ Committee chair ▲ Financial expert

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Audit Committee

Our audit committee consists of Mr. Jenson, Dr. Moore and Ms. Campbell, with Mr. Jenson serving as chair. Each of the members of the audit committee meets the requirements for independence of audit committee members under Nasdaq listing rules and SEC rules and regulations and also meets the financial literacy and sophistication requirements of the Nasdaq listing rules. Our board of directors has determined that Mr. Jenson is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K. Our audit committee is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

- reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management, internal audit and the independent registered public accounting firm, our interim and year-end operating results;

- reviewing our financial statements and our critical accounting policies and estimates;

- overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- overseeing programs and policies with respect to assessing and managing risks pertaining to our operational infrastructure, particularly reliability, business continuity, cybersecurity, and data privacy;

- reviewing and approving any amendments to the internal audit charter;

- reviewing the design, implementation, adequacy, and effectiveness of our internal controls;

- overseeing the performance of our internal audit department, which functionally reports to the audit committee;

- establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

- overseeing management's assessment and mitigation of enterprise risks;

- overseeing compliance with our code of business conduct and ethics;

- reviewing and approving related party transactions; and

- pre-approving all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter for our audit committee is available on our website at investors.dropbox.com. During 2025, our audit committee held four meetings.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Talent and Compensation Committee

Our talent and compensation committee consists of Dr. Jacobs, Messrs. Parasnis and Seibel, and Ms. Peacock with Dr. Jacobs serving as chair. Upon the end of Dr. Jacobs' term at the Annual Meeting, Mr. Seibel will succeed Dr. Jacobs as chair. Each member of the talent and compensation committee meets the requirements for independence for talent and compensation committee members under the listing standards of Nasdaq. Each member of our talent and compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), or Rule 16b-3. Our talent and compensation committee is responsible for, among other things:

- reviewing, approving, and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

- reviewing, approving, and administering our incentive compensation and equity compensation plans;

- reviewing and approving our overall compensation philosophy;

- making recommendations regarding non-employee director compensation to our full board of directors; and

- reviewing our human capital management disclosures and activities, including assisting our board with matters related to talent acquisition, management and development, and employee engagement.

Our talent and compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter for our talent and compensation committee is available on our website at investors.dropbox.com. During 2025, our talent and compensation committee held four meetings.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Campbell and Mr. Jenson, with Ms. Campbell serving as chair. Each member of the nominating and corporate governance committee meets the requirements for independence under the listing standards of Nasdaq. Our nominating and corporate governance committee is responsible for, among other things:

- identifying, evaluating, and making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

- overseeing the evaluation of the performance of our board of directors and of individual directors;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

- overseeing our corporate governance practices;

- reviewing succession planning processes for executive officers, including the CEO and assisting the board in the succession planning process;

- developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

- overseeing compliance with corporate sustainability reporting requirements and related risks.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq listing standards. A copy of the charter for our nominating and corporate governance committee is available on our website at investors.dropbox.com. During 2025, our nominating and corporate governance committee held three meetings.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Attendance at Board and Stockholder Meetings

During our fiscal year ended December 31, 2025, our board of directors held five meetings (including regularly scheduled and special meetings), and each director, with the exception of Ms. Peacock who met with management and directors between meetings, attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we strongly encourage, but do not require, our directors to attend. All of our directors who then served on the board attended our 2025 annual meeting of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our talent and compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or talent and compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or talent and compensation committee.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods, including engaging the services of outside consultants and search firms, to identify and evaluate director nominees. In its evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition, organization, and governance of our board of directors and the needs of our board of directors and the respective committees of our board of directors. Some of the qualifications that our nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, business experience, differences in professional background, education, skill and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors, potential conflicts of interest and other commitments. Nominees must also have the highest personal and professional ethics and the ability to offer advice and guidance to our Chief Executive Officer and other members of management based on proven achievement and leadership in the companies or institutions with which they are affiliated. Director candidates must understand the fiduciary responsibilities that are required of a member of our board of directors and have sufficient time available, in the judgment of our nominating and corporate governance committee, to perform all board of director and applicable committee responsibilities. Members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings. Our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

The nominating and corporate governance committee considers the suitability of each director candidate, including current directors, in light of the current size and composition of our board. We do not maintain a specific policy with regards to board diversity and our board of directors believes that our board should exhibit a wide range of views and perspectives. After completing its review and evaluation of director candidates, including incumbent directors, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Board Evaluations

The effectiveness of our board of directors and its committees is critical to our success. To maintain and improve that effectiveness, our nominating and corporate governance committee, in partnership with our lead independent director, oversees the design and implementation of an annual assessment of our board and its committees.

Our board of directors engaged a third-party board governance consultant (the "***Consultant***") to help enhance this assessment process. Our board of directors believes that the third-party Consultant strengthens the board's effectiveness as the Consultant brings broad market insight and an objective, candid perspective on a wide range of governance matters, including board dynamics, structure and composition, meeting agendas, decision-making and overall effectiveness. The Consultant prepared a written survey in close partnership with our nominating and governance committee, in-house legal team, and lead independent director. This survey contained a mix of statements and open-ended questions. The Consultant then consolidated this feedback and led a discussion with the board regarding results and opportunities to increase effectiveness.

Our board of directors and its committees implement improvements and take further actions, as appropriate, based on opportunities identified during its evaluation.

Stockholder Recommendations and Nominations to the Board of Directors

Our nominating and corporate governance committee will consider director candidates recommended by stockholders holding at least one percent (1%) of the fully diluted capitalization of the company continuously for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our articles of incorporation, bylaws, and applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our bylaws and our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Corporate Secretary or legal department in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our capital stock, a signed letter from the candidate confirming willingness to serve on our board of directors and any additional information required by our bylaws. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our bylaws, stockholders may also directly nominate persons for our board of directors. Any nomination must comply with the requirements set forth in our bylaws and should be sent in writing to our Corporate Secretary at Dropbox, Inc., 1800 Owens Street San Francisco, California 94158. To be timely for the 2027 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed above under "*General Information—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals.*"

Communications with the Board of Directors

Interested parties wishing to communicate with non-management members of our board of directors may do so by writing and mailing the correspondence to our Corporate Secretary at Dropbox, Inc., 1800 Owens Street, San Francisco, California 94158. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a broker, bank or nominee, the name and address of the beneficial owner of such shares, and (ii) the class and number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

Our Corporate Secretary or legal department, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, such communications will be forwarded to the appropriate member or members of our board of directors, or if none are specified, to the chair of our board of directors.

This procedure does not apply to (i) communications to non-management directors from our officers or directors who are stockholders or (ii) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, which are discussed further in the section titled "*What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals*" described above in this proxy statement.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, independent contractors and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at investors.dropbox.com. We will post amendments to our Code of Business Conduct and Ethics or any waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

Stock Ownership Guidelines

The talent and compensation committee of our board of directors has adopted stock ownership guidelines for our independent directors and executive officers. Under these guidelines, all independent directors are required to acquire and own stock or stock equivalents in an amount equal to five times their annual cash retainers for service on the board, excluding any cash retainers for committee or chair service or service as lead independent director. For these purposes, owned stock includes any shares of stock owned directly or indirectly by the covered individual, but does not include unexercised, unvested or unearned equity awards (including unexercised stock options). Independent directors are required to meet the ownership requirements within five years of the later of (i) December 1, 2023, or such later date as specified in the stock ownership guidelines or (ii) such independent director's appointment or election date, as applicable. All of our independent directors are in compliance with the applicable ownership requirements or are not yet required to meet the applicable ownership requirements pursuant to the stock ownership guidelines. For a description of the stock ownership guidelines applicable to our executive officers, refer to the section titled "*Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines*".

Role of Board in Risk Oversight Process

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day oversight and management of these risks, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our company is exposed, as well as to foster a corporate culture of integrity. Consistent with this approach, our board and its committees regularly review our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team, outside advisors, and consultants.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE (continued)

In addition, our board has designated standing committees with oversight of certain categories of risk and receives regular reports on significant risk-related committee activities at full board meetings. Delegated committee oversight of specific risks is below.

Audit Committee

Our audit committee assists our board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, as well as legal and regulatory compliance. The audit committee further oversees our initiatives related to our operational infrastructure, particularly reliability, business continuity, cybersecurity, and data privacy. Our audit committee also, among other things, discusses with management and the independent auditor guidelines with respect to risk assessment and risk management.

Talent and Compensation Committee	Nominating and Corporate Governance Committee
Our talent and compensation committee assesses risks relating to our executive compensation plans and arrangements, and whether our compensation policies and programs have the potential to encourage excessive risk-taking. Our talent and compensation committee also oversees our human capital management activities and related risks.	Our nominating and corporate governance committee assesses risks relating to our corporate governance practices and the independence of the board. Our nominating and corporate governance committee also generally oversees our compliance with corporate sustainability reporting and related risks.

Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Cybersecurity and Data Privacy Governance

Our Guiding Value

Being Worthy of Trust is our guiding value and serves as the foundation of our relationship with the millions of people and businesses around the world who rely on Dropbox to protect their most valuable content. Protecting our users' information through robust data privacy and cybersecurity programs is one of our top priorities. Effective governance of these programs is a priority for our board.

Board and Management Oversight

Our board of directors is actively involved in overseeing cybersecurity risk management. At least once a year, the board of directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of Dropbox's business strategy. Additionally, our audit committee oversees programs and policies related to cybersecurity risks and initiatives. Our audit committee is comprised entirely of independent directors who evaluate these issues at least quarterly.

We have also established a cross-functional leadership team to oversee our information security and privacy programs and practices, as well as to assess, identify and mitigate security and privacy risks. Members of this team also report periodically to the board of directors, audit committee, and members of our senior leadership team. This team includes senior leaders from our legal, privacy, information security, information technology, infrastructure, and compliance teams, including our Chief Legal Officer, who also serves as our Chief Privacy Officer, our Chief Technology Officer and our Head of Security.

Members of senior leadership are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, our cybersecurity risk management and strategy processes, including the operation of our incident response plan. Additionally, all employees are required to complete annual information security and privacy training, which are reviewed and updated annually. They also receive ongoing security awareness education via informational emails, talks and presentations, and resources available on our intranet.

We also have a Data Protection Officer who provides independent oversight of our privacy program and guidance on privacy issues. Our Data Protection Officer acts as the single point of contact for privacy-related requests for users subject to the General Data Protection Regulation, as well as for regulatory authorities. Our Data Protection Officer reports periodically to executive management, the board of directors, and the audit committee on privacy risks to provide an independent assessment of our privacy program.

External Auditing Standards

Several of our security and privacy management systems are independently examined and/or certified according to internationally recognized standards:

- Our primary information security management system is independently examined on an annual basis and is ISO 27001 certified.

- Our primary privacy information management system is independently examined on an annual basis and is ISO 27701 certified.

- Our primary incident-response policies and procedures are examined as part of SOC 2, ISO 27001, and other security assessments.

Employee Training

All employees are required to complete annual information security and privacy training. They also receive ongoing security awareness education via informational emails, talks and presentations, and resources available on our intranet.

Corporate Responsibility

At Dropbox, our mission is to create a more enlightened way of working. We believe Dropbox's long-term success will be strengthened by helping to create a better world for our stakeholders.

We are committed to conducting business in an ethical and transparent way, and to being accountable to our customers, our employees, our stockholders, the communities in which we operate, and all our other stakeholders for the manner in which we run our business.

Employee Wellness and Development

- We operate under a Virtual First work model where remote work is the primary experience for all of our employees; as part of our Virtual First workforce strategy, we strive to support our employees by:

  - Providing a quarterly allowance that gives employees the flexibility to focus this benefit towards what really matters to them; this may include health and wellness, family and caregiver support, productivity and ergonomics, learning and development programs or financial wellness.

  - Empowering our employees to adopt flexible working arrangements and providing tools for efficient remote collaboration.

  - Continuing to provide opportunities for in-person collaboration at our "Dropbox Studios" locations and "On-Demand Spaces" and through team offsites and events.

- We are committed to supporting the well-being of our employees by providing paid parental leave for all eligible employees, as well as mental and physical wellness benefits.

- Dropbox is committed to a safe and healthy work environment for employees and considers it a key component of continued success. This commitment is led by the Global Physical Security and Safety team, which includes a Global

Security Operations Center ("**GSOC**"). GSOC helps employees whenever there's an emergency or incident and is the main contact during a crisis response by Dropbox. GSOC provides around-the-clock support for employees whether they're in a studio, on a business trip, or at home.

- Under our Virtual First work model, we remain committed to supporting employee wellness and development:

    - We provide subsidized dependent care and access to dependent care resources, as well as supporting flexible working arrangements for our employees with caregiving obligations.

    - We offer a program to help employees and their dependents manage their mental health through coaching, therapy, and on-demand resources.

    - We continue to offer a variety of learning and development opportunities for our employees and managers, which include digital learnings, skill-building workshops as well as coaching pods to support connection and peer learning in a remote context.

- We conduct a bi-annual employee engagement survey, the results of which are used by management to refine our employee wellness and development initiatives.

Community Engagement

- At Dropbox, we're committed to leveraging our people, products, and resources for good, which we believe positively contributes to our work culture and helps us recruit and retain talented employees.

- We empower our employees to give back to their communities by providing paid volunteer time off, matching a portion of employee donations to nonprofits and making Dropbox product donations to nonprofit organizations that are nominated by our employees.

Business Conduct and Ethics; Human and Labor Rights

- We have a Worldwide Code of Business Conduct and Ethics (the "**Code of Conduct**") that is applicable to all our employees, officers, directors and independent contractors, as well as written policies addressing insider trading, anti-corruption, financial controls and maintaining confidentiality.

- The Code of Conduct and our internal policies are reviewed on an annual basis and updated as necessary.

- All employees are required to complete a training course on the Code of Conduct and related policies on an annual basis; additional trainings on select topics are provided to certain employees based on their roles.

- Trust is one of our core values and we seek to maintain that trust through empowering employees to report any potential violations of our Code of Conduct, our policies or applicable laws through our confidential whistleblower hotline; we do not tolerate any retaliation against employees who report potential violations in good faith or participate in investigations into such violations.

- We prohibit all forms of slavery, human trafficking, and discrimination in our operations, and we strive to ensure that our policies and procedures are reflective of our commitment to human and labor rights.

- Our Supplier Code of Conduct establishes our expectations of a supplier's commitment to safeguarding human rights in their own operations.

AI Principles

- We have a dedicated website disclosing AI principles that will continue to guide our teams as we develop AI products and features responsibly in the years to come.

Insider Trading Policy

- We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all personnel of Dropbox and our subsidiaries, including directors, officers, and employees, and to certain other covered persons. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K filed on February 20, 2026.

- From time to time, we engage in transactions in our own securities, including purchases and sales. We comply with all applicable securities and state laws (including appropriate approvals by our board of directors or appropriate committee, if required) when engaging in transactions in our securities.

Director Compensation

We have adopted a compensation policy for our non-employee directors. Under the director compensation policy, each non-employee director receives the cash and equity compensation for board services described below. We also reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board meetings. The director compensation policy has been developed in consultation with Compensia, Inc. ("*Compensia*") an independent national compensation consulting firm. In developing this policy, Compensia provided recommendations and competitive non-employee director compensation data and analyses. We considered and discussed these recommendations and data and considered the specific duties and committee responsibilities of particular directors. We believe the director compensation policy provides our non-employee directors with reasonable and appropriate compensation that is commensurate with the services they provide and competitive with compensation paid by the companies in our compensation peer group (as described in the section titled "*Executive Compensation–Compensation Discussion and Analysis*" below) to their non-employee directors. Compensia has also advised on subsequent amendments to the director compensation policy. Our director compensation policy follows the principles listed below.

Principle	Description
Pay Mix	Our director compensation policy consists of a balance of cash and equity, with an emphasis on equity over cash, in order to better align the interests of our non-employee directors with those of our stockholders.
Total Compensation Limit	Our director compensation policy includes a maximum annual limit of $1,200,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors. Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with U.S. Generally Accepted Accounting Principles ("*GAAP*")).
Regular Review	With advice from Compensia, our talent and compensation committee regularly reviews a competitive market analysis of the amount and form of director compensation to ensure consistency with prudent governance practices and comparability with our compensation peer group.
Board Leadership Compensation	Our director compensation policy provides additional compensation for leadership positions on the board of directors, including lead independent director and committee chair roles, to account for the added time and effort associated with these positions.

Components of Compensation

Our director compensation policy consists of a cash component and an equity component. There are no per-meeting attendance fees for attending board meetings. Directors who are also our employees receive no additional compensation for their service as directors. The components of our director compensation policy, as currently in effect, are described below.

Component	Description
Cash Compensation	
Annual Cash Retainer	$50,000, paid quarterly in arrears on a prorated basis.
Committee and Board Leadership Compensation	Under the director compensation policy in fiscal 2025, each non-employee director was entitled to receive the following cash compensation for their additional services: • $35,000 per year for service as a lead independent director; • $30,000 per year for service as chair of the audit committee; • $12,500 per year for service as a member of the audit committee; • $20,000 per year for service as chair of the talent and compensation committee; • $10,000 per year for service as a member of the talent and compensation committee; • $15,000 per year for service as chair of the nominating and corporate governance committee; and • $5,000 per year for service as a member of the nominating and corporate governance committee. Directors who serve as the chair of a committee will receive only the annual fee as the chair of the committee and not any additional fees for serving as a member of that committee.
Equity Compensation	
Initial Award	Each person who first becomes a non-employee director receives, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of restricted stock units ("*RSUs*"), or the Initial Award. An employee director who becomes a non-employee director due to termination of employment will not be entitled to an Initial Award. *Number of Shares* The Initial Award covers a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) equal to $250,000 multiplied by the fraction obtained by dividing (a) the number of full months during the period beginning on the date the person first becomes a non-employee director and ending on the one-year anniversary of the date of the then-most recent annual meeting of the company's stockholders, or the Initial Award Vesting Period by (b) 12, rounded to the nearest whole share. *Vesting of Award* The Initial Award vests on the last day of the Initial Award Vesting Period or, if earlier, on the day before the annual meeting of our stockholders that follows the grant date of the Initial Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Component	Description
Annual Award	Each non-employee director will automatically receive, on the date of each annual meeting of stockholders following the effective date of the director compensation policy, an annual award of RSUs, each of which we refer to as an Annual Award. *Number of Shares* Each Annual Award covers a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $250,000, rounded to the nearest whole share. *Vesting of Award* The Annual Award will vest on the one-year anniversary of the grant date of the Annual Award or, if earlier, the day before our annual meeting of stockholders that follows the grant date of the Annual Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date.
Deferral of Awards	Each non-employee director may elect to defer the delivery of the settlement of any Initial Award or Annual Award that would otherwise be delivered to such non-employee director on or following the date such award vests pursuant to the terms of a deferral election such non-employee director makes in accordance with the director compensation policy.
Change in Control	In the event of a "change in control" (as defined in our 2018 Equity Incentive Plan), each non-employee director will fully vest in his or her outstanding company equity awards, including any Initial Award or Annual Award, provided that the non-employee director continues to be a non-employee director through such date.

2025 Director Compensation

The following table provides information regarding compensation of our non-employee directors for their service as directors, for the fiscal year ended December 31, 2025. Directors who are also our employees receive no additional compensation for their service as directors. During 2025, Mr. Houston was an employee and executive officer of the company and, therefore, did not receive compensation as a director. See the section titled "*Executive Compensation*" for additional information regarding Mr. Houston's compensation.

Name	Fees Paid or Earned in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)	Total ($)
Lisa Campbell	84,391	249,997	—	334,388
Paul E. Jacobs	70,649	249,997	—	320,646
Andrew Moore	62,500	249,997	—	312,497
Abhay Parasnis	60,000	249,997	—	309,997
Karen Peacock	73,301	249,997	—	323,298
Michael Seibel	60,000	249,997	—	309,997
Warren Jenson	52,967	333,318	—	386,285
Donald W. Blair[3]	80,814	—	—	80,814
Sara Mathew[3]	61,759	—	—	61,759

[1] Amounts shown do not reflect compensation actually received by each non-employee director, and there can be no assurance that these amounts will ever be realized by the non-employee directors. Instead, the amount shown is the grant date fair value of the RSU awards granted in fiscal 2025 computed in accordance with ASC Topic 718 — Compensation — Stock Compensation ("**ASC Topic 718**"), disregarding forfeiture assumptions. The grant date fair value of the RSU awards is based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date. Unless otherwise described in the

footnotes below, the grant date fair value of the RSU awards was $29.61 per share, which represents the closing price for a share of our Class A common stock as reported by Nasdaq on May 14, 2025.

[2] 100% of the shares of our Class A common stock underlying the RSUs vest on May 15, 2026 or the day before the next annual meeting of our stockholders, if earlier, subject to the director's continued service with us. See the section titled "*Board of Directors and Corporate Governance—Director Compensation*" above.

[3] Mr. Blair and Ms. Mathew did not stand for reelection at the 2025 Annual Meeting and therefore only received compensation for the first quarter of the fiscal year ended December 31, 2025.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2025:

Name	Date of Grant[1]	Number of Shares Underlying Unvested Stock Awards (#)	
Lisa Campbell	5/15/2025	8,443	
Paul E. Jacobs	5/15/2025	8,443	
Andrew Moore	5/15/2025	8,443	
Abhay Parasnis	5/15/2025	8,443	
Karen Peacock	5/15/2025	8,443	
Michael Seibel	5/15/2025	33,487	[2]
Warren Jenson	5/15/2025	8,443	
Donald W. Blair	—	—	[3]
Sara Mathew	—	—	[3]

[1] 100% of the shares of our Class A common stock underlying the RSUs vest on May 15, 2026 or the day before the next annual meeting of our stockholders, if earlier, subject to the director's continued service with us. See the section titled "*Board of Directors and Corporate Governance—Director Compensation*" above.

[2] Includes 4,632 vested RSUs granted on December 11, 2020, 9,335 vested RSUs granted on May 20, 2021, and 11,077 vested RSUs granted on May 18, 2023 that were deferred at time of grant. These vested RSUs will be settled upon the earlier of (a) immediately prior to a Change in Control or (b) within 60 days of Mr. Seibel's separation from the board or death.

[3] Mr. Blair and Ms. Mathew did not stand for reelection at the 2025 Annual Meeting, are no longer board members, and did not hold any outstanding equity awards as of December 31, 2025.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Our board of directors consists of eight directors. Until the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our common stock, we will have a single class of directors with each director elected for a one-year term and until their successor is duly elected and qualified, or until their earlier resignation or removal.

As noted above, Paul E. Jacobs is not standing for reelection at the annual meeting and therefore, following the meeting, the number of authorized directors will be decreased to seven. The board of directors is grateful for Dr. Jacobs' service.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Andrew W. Houston, Lisa Campbell, Warren Jenson, Andrew Moore, Abhay Parasnis, Karen Peacock and Michael Seibel as nominees for election as directors at the Annual Meeting. Each of the nominees is an incumbent director. If elected, each of the nominees will serve as directors until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified. For information concerning the nominees, please see "*Board of Directors and Corporate Governance*." We expect that each of Dr. Moore, Messrs. Houston, Jenson, Parasnis and Seibel, and Mss. Campbell and Peacock will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Dr. Moore, Messrs. Houston, Jenson, Parasnis and Seibel, and Mss. Campbell and Peacock. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the seven nominees who receive the largest number of votes cast "For" such nominees are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a "Withhold" vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2026. Ernst & Young LLP has served as our independent registered public accounting firm since 2013.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Our audit committee is submitting the appointment of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Ernst & Young LLP, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, our board of directors may reconsider the appointment. Representatives of Ernst & Young LLP will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by Ernst & Young LLP for our fiscal years ended December 31, 2025 and 2024.

	2025	2024
Audit Fees[1]	$ 3,843,000	$ 4,780,000
Audit-Related Fees[2]	$ 1,318,000	$ 1,744,000
Tax Fees[3]	$ 49,000	$ 239,000
All Other Fees[4]	$ 7,000	$ 7,000
Total Fees	**$ 5,217,000**	**$ 6,770,000**

[1] Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, audit of our internal controls over financial reporting, reviews of our quarterly consolidated financial statements, related accounting consultations, and statutory audits of our international subsidiaries.

[2] Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements, audit of our internal controls over financial reporting, and not reported under "Audit Fees". This includes fees for professional services with respect to the Statement on Standards for Attestation Engagements (SSAE) No. 18 and other service organization control related examinations, certifications, and assessments.

[3] Tax Fees consist of fees for professional services for domestic and international tax advisory services.

[4] Consists of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above, which relate to subscription fees paid for access to online accounting research software applications.

PROPOSAL NO. 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Auditor Independence

In our fiscal year ended December 31, 2025, there were no other professional services provided by Ernst & Young LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Ernst & Young LLP for our fiscal years ended December 31, 2024 and 2025 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by Nasdaq listing standards and SEC rules and regulations. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to Dropbox's financial reporting process, Dropbox's management is responsible for (1) establishing and maintaining internal controls and (2) preparing Dropbox's consolidated financial statements. Dropbox's independent registered public accounting firm, Ernst & Young LLP ("**Ernst & Young**"), is responsible for performing an independent audit of Dropbox's consolidated financial statements and the effectiveness of the company's internal control over financial reporting. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare Dropbox's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited consolidated financial statements with management, internal audit and Ernst & Young;

- discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC; and

- received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the audit committee's review and discussions with management and Ernst & Young, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Warren Jenson (Chair)
Lisa Campbell
Andrew Moore

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("**Securities Act**"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

PROPOSAL NO. 3—ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our talent and compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our talent and compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our talent and compensation committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our talent and compensation committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the section titled "*Executive Compensation*," and in particular the information discussed in the section titled "*Executive Compensation—Compensation Discussion and Analysis— Executive Compensation Philosophy and Objectives*," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our named executive officers, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and our talent and compensation committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 4—PROPOSAL TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR ARTICLES (JURY TRIAL WAIVER)

Overview and Background

In March 2025, we reincorporated to Nevada from Delaware and the company is now incorporated under the laws of the State of Nevada, and governed by Chapters 78 and 92A of the Nevada Revised Statutes ("**NRS**").

As described below, in May 2025, the Nevada Legislature enacted Assembly Bill No. 239 ("**AB 239**") which permits a Nevada corporation to include a provision in its articles of incorporation specifying that certain "internal actions" filed in Nevada state court must be tried by the presiding judge as the trier of fact. In consultation with counsel, our board of directors has evaluated this and certain other changes to our Articles and has approved, and recommended that our stockholders approve, the amendment and restatement of our Articles to include a limited jury trial waiver and make certain contextual and other ministerial amendments.

Description of Proposed Amendments

Limited Jury Trial Waiver

AB 239 amended NRS 78.046 to permit a Nevada corporation to include a provision in its articles of incorporation specifying that, to the extent not inconsistent with U.S. federal law, all or certain "internal actions" (as defined in NRS 78.046) filed in Nevada state court must be tried before the presiding judge as the trier of fact, rather than before a jury. Under NRS 78.046, "internal actions" include any action, suit or proceeding:

- Brought in the name or right of the corporation;

- For or based upon any breach of fiduciary duty owed by any director, officer or controlling stockholder; or

- Arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (which includes Nevada's corporation statutes), the articles of incorporation, the bylaws or any agreement entered into pursuant to NRS 78.365 to which the corporation is a party or a stated beneficiary thereof.

A limited jury trial waiver must appear in the corporation's articles of incorporation, which requires both board and stockholder approval.

Our board of directors believes that a limited jury trial waiver in our articles of incorporation would enhance the predictability and efficiency of resolving disputes relating to "internal actions" (as described above). A limited jury trial waiver for internal actions, such as fiduciary duty claims or derivative suits, could help these matters resolve more quickly and with greater consistency, potentially reducing litigation uncertainty, legal costs, and the potential for unpredictable outcomes that could negatively affect our operations or stockholder value. Including a limited jury trial waiver in the proposed amendments to our Articles also aligns our framework more closely with how we previously operated under Delaware law, where internal actions would have been tried before a judge in the Delaware Chancery Court, rather than before a jury.

In light of this update in Nevada law, our board is proposing to amend and restate our Articles to include the limited jury trial waiver, as permitted by NRS 78.046.

Certain Other Changes

In connection with consideration of our proposal to amend and restate our Articles with respect to the limited jury trial waiver, the company considered additional textual and immaterial matters that require update in our Articles, and the company has included certain contextual and other ministerial revisions in the proposed amendments, including new defined terms and drafting refinements. If approved, the amendments to our Articles contemplated by this Proposal No. 4 would be filed with the Nevada Secretary of State in an amendment and restatement of our Articles.

PROPOSAL NO. 4—PROPOSAL TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR ARTICLES (JURY TRIAL WAIVER)

Taking into account the benefits our board of directors believes would accrue to the company and its stockholders with a limited jury trial waiver, along with incorporating certain textual and immaterial revisions, our board of directors has unanimously determined that it is advisable and in the best interests of the company and our stockholders to approve these amendments to our Articles and has approved and adopted the proposed amendment and restatement of our Articles, subject to approval by our stockholders.

PROPOSAL NO. 4—PROPOSAL TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR ARTICLES (JURY TRIAL WAIVER) (continued)

Text of Proposed New Article


ARTICLE XI
LIMITED WAIVER OF JURY TRIAL


To the fullest extent not inconsistent with any applicable U.S. federal laws, any and all "internal actions" (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact and not before a jury. This Article XI shall conclusively operate as a waiver of the right to trial by jury by each party to any such internal action.


*   *   *


A copy of the proposed amended and restated Articles showing the proposed revisions, with deleted text shown in strikethrough and added text shown as underlined in blue, is included as Appendix B to this proxy statement. All stockholders are encouraged to read the proposed amended and restated Articles in its entirety for a more complete description of its terms.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the company's stockholders approve the company's proposed amendment and restatement of our Articles with respect to the limited jury trial waiver and related contextual and other ministerial amendments, as set forth in Appendix B."

Vote Required

The approval of the amendment and restatement of our Articles to include the limited jury trial waiver (and other contextual and other ministerial revisions) requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of our common stock entitled to vote thereon, voting together as a single class. As a result, abstentions and broker non-votes will have the same effect as a vote "against" this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDED AND RESTATED ARTICLES WITH RESPECT TO THE LIMITED JURY TRIAL WAIVER AND RELATED CONTEXTUAL AND OTHER MINISTERIAL AMENDMENTS.

EXECUTIVE OFFICERS

The following table identifies certain information about our current executive officers as of April 6, 2026. Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Andrew W. Houston	43	Chief Executive Officer, Co-Founder, and Chair
Ross Tennenbaum	47	Chief Financial Officer
William Yoon	47	Chief Legal Officer
Ali Dasdan	56	Chief Technology Officer
Ashraf Alkarmi	47	General Manager and Senior Vice President, Core Products
Eric Webster	48	Chief Business Officer

Executive Officer Biographies

For Mr. Houston's biography, see the section titled "*Board of Directors and Corporate Governance—Nominees for Director.*"

Ross Tennenbaum. Ross Tennenbaum has served as Dropbox's Chief Financial Officer since December 2025. Prior to joining Dropbox, Mr. Tennenbaum served in several leadership roles at Avalara, an agentic tax and compliance company, where he served as President from April 2024 to December 2025, as Chief Financial Officer from April 2020 to April 2024, and as Executive Vice President, Strategic Initiatives group from March 2019 to April 2024. He previously served as Vice President and later Managing Director, Software Investment Banking at Goldman Sachs from 2014 to 2019. Prior to Goldman Sachs, Mr. Tennenbaum served as Associate and later Vice President, Software Investment Banking at Credit Suisse from 2009 to 2014. Mr. Tennenbaum holds a B.S. in Finance and Economics from the University of Florida and an M.B.A. in Finance and Venture Capital from The Wharton School of the University of Pennsylvania.

William Yoon. William Yoon has served as Dropbox's Chief Legal Officer since March 2025. Previously, he served as Dropbox's Vice President, Product Counseling & Privacy from September 2021 to March 2025 and as Dropbox's Chief Privacy Officer since 2020. He first joined Dropbox in 2013, when he established the company's product counseling team, and has since taken on increasing responsibilities, most recently overseeing product counseling, privacy, commercial, litigation, and regulatory. In addition to Dropbox, Mr. Yoon has held leadership roles in product counseling and privacy functions at Facebook and Google. Prior to joining Google, Mr. Yoon practiced law at Foley & Lardner LLP from 2006 to 2010. Mr. Yoon holds a Juris Doctor from Northwestern University Pritzker School of Law and a Bachelor of Arts in Government - Latin American Studies from Cornell University.

Ali Dasdan. Ali Dasdan has served as Dropbox's Chief Technology Officer since March 2025. Prior to joining Dropbox, he served as the Executive Vice President and Chief Technology Officer at Zoominfo Technologies, Inc., a comprehensive sales and marketing intelligence software-as-a-service platform, from January 2023 to March 2025. From April 2019 to January 2023, Mr. Dasdan worked at Atlassian Corporation Plc, or Atlassian, an enterprise software company, where he served as Head of Engineering for Confluence Cloud and, later, Head of Engineering for Work Management for All. Prior to joining Atlassian, Mr. Dasdan was Head of Engineering and Product at Poynt LLC, a platform for next generation payments, from 2018 to 2019 and he was Head of Engineering, Data and Marketing Automation at Tesco PLC, or Tesco, a multinational grocery and general merchandise retailer, from 2016 to 2018. Prior to his role at Tesco, Mr. Dasdan held various engineering and product management leadership roles at other technology companies, including Turn Inc., eBay Inc., Yahoo! Inc., and Synopsys, Inc. Mr. Dasdan holds a PhD in Computer Science from the University of Illinois at Urbana-Champaign, USA, an MSc in Computer Engineering from Bilkent University, Türkiye and a BSc in Computer Engineering from Bogazici University, Türkiye.

Ashraf Alkarmi. Ashraf Alkarmi has served as Dropbox's General Manager and Senior Vice President, Core Products since November 2024. Previously, he served as Chief Product Officer at Vimeo, Inc. from July 2022 to September 2024. He also served as Director, General Manager, Freevee at Amazon.com, Inc., or Amazon, from May 2018 to June 2022, Founder and CEO of PresAsk from January 2013 to July 2021, Head of Product at Meta Platforms, Inc. from January 2017 to May 2018, and as Head of Product at Amazon from June 2013 to January 2017. Mr. Alkarmi has also served in various senior positions at Brightcove, Inc., Nokia Corporation and Motorola Solutions, Inc. Mr. Alkarmi received his Bachelor of Science in Electrical Engineering from University of Jordan in 2002, his Master of Science in Electrical Engineering from Southern Illinois University, Carbondale in 2004, and his Master of Arts in Management and Operations from Harvard University in 2009.

Eric Webster. Eric Webster has served as Dropbox's Chief Business Officer since December 2025. Prior to joining Dropbox, he served as Operating Partner, GTM at Silversmith Capital Partners from April 2025 to December 2025. He previously served as Senior Vice President of Sales at Salesforce from June 2019 to March 2025. Prior to Salesforce, Mr. Webster served as Chief Revenue Officer at Mighty AI (acquired by UBER) from 2015 to 2019. He also served as a Mentor with Techstars from 2020 to 2023. Mr. Webster holds a B.S. in Management from Northeastern University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2025. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. Finally, it analyzes how and why our talent and compensation committee arrived at the specific compensation decisions for our executive officers, including our named executive officers in 2025, and discusses the key factors that our talent and compensation committee considered in determining their compensation.

Our named executive officers for 2025 were:

Named Executive Officer	Title
Andrew W. Houston	Chief Executive Officer
Ross Tennenbaum[1]	Chief Financial Officer
Timothy Regan[2]	Former Chief Financial Officer
William Yoon[3]	Chief Legal Officer
Ali Dasdan[4]	Chief Technology Officer
Ashraf Alkarmi	General Manager and Senior Vice President, Core Products

[1]   Mr. Tennenbaum has served as our Chief Financial Officer since December 2025.
[2]   Mr. Regan resigned as our Chief Financial Officer, effective December 16, 2025.
[3]   Mr. Yoon has served as our Chief Legal Officer since March 2025.
[4]   Mr. Dasdan has served as our Chief Technology Officer since March 2025.

Certain Fiscal 2025 Leadership Changes

As previously disclosed, certain leadership changes occurred in fiscal year 2025. We remain focused on ensuring our executive leadership team has the depth of experience necessary to advance our strategic priorities, including scaling Dropbox Dash and strengthening our core file storage and sync experience.

In December 2025, Mr. Regan, former Chief Financial Officer of Dropbox, notified the company of his decision to resign to pursue the next chapter of his career after more than five years as Chief Financial Officer and nine years with the company. As a result, the board of directors appointed Mr. Tennenbaum as the company's Chief Financial Officer in December 2025.

In addition, in March 2025, Mr. Yoon was appointed as Chief Legal Officer to replace our prior Chief Legal Officer upon his resignation. Mr. Yoon previously served as our Vice President, Product Counseling & Privacy and has over a decade of experience with Dropbox.

The board of directors also appointed Mr. Dasdan as the company's Chief Technology Officer in March 2025.

Additional information on Messrs. Tennenbaum, Yoon, and Dasdan can be found in their biographies set forth above.

Executive Summary

Who We Are

Dropbox is the one place to keep life organized and keep work moving.

We were founded in 2007 with a simple idea: Life would be a lot better if everyone could access their most important information anytime from any device. We've largely accomplished that mission by building tools to help people work from anywhere—and along the way we recognized that for most of our users, sharing and collaborating on the Dropbox platform was even more valuable than storing files.

Our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. Today, we are focused on reimagining the way work gets done by reducing the inordinate amount of time and energy the world spends on "work about work"—tedious tasks like searching for content, switching between applications, and managing workflows. We believe

EXECUTIVE COMPENSATION (continued)

the need for our platform will continue to grow as teams become more fluid and global, and content is increasingly fragmented across incompatible tools and devices. Dropbox breaks down silos by centralizing the flow of information between the products and services our users prefer, even if they're not our own. In a world where using technology at work can be fragmented and distracting, Dropbox makes it easy to focus on the work that matters.

By solving these universal problems, we've become invaluable to our users. The popularity of our platform allows us to scale efficiently. We've built a thriving global business with 18.08 million paying users as of December 31, 2025.

2025 Business Results and Business Strategy



| Business Results | | Business Strategy |

Business Results

	2024	2025
Revenue ($M)	$2,548.2	$2,521.0
Paying Users (M)	18.22	18.08
Average Revenue per Paying User	$140.23	$138.91
Non-GAAP Operating Margin	36.4%	40.6%
Free Cash Flow ($M)	$871.6	930.8

* A reconciliation of GAAP to non-GAAP results is provided in Appendix A.

Business Strategy

- From our founding, we've focused on simplifying the lives of our users. In a world where business software can be frustrating to use, challenging to integrate, and expensive to sell, we take a different approach.

- While traditional tools developed in the desktop age have struggled to keep up with evolving user demands, Dropbox was designed for the cloud era. We build simple, beautiful products that bring joy to our users and make it easier for them to do their best work.

- Every year, millions of users sign up for Dropbox. Bottom-up adoption within organizations has been critical to our strategy and success as users increasingly choose their own tools at work. We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website.

- Dropbox allows individuals, teams, and organizations to collaborate more effectively and focus on the work that matters. Anyone can sign up for free through our website or app, and upgrade to a paid subscription plan for premium features.

Executive Compensation Policies and Practices

Our talent and compensation committee evaluates our executive compensation program on a regular basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the competitive market in which we compete for executive talent. The following summarizes our key executive compensation program and related policies and practices:

What we do	What we don't do
✓ **Maintain an Independent Talent and Compensation Committee.** The talent and compensation committee consists solely of independent directors who establish our executive compensation policies and practices.	✗ **No Guaranteed Bonuses.** We do not provide guaranteed bonuses to our executive officers.

EXECUTIVE COMPENSATION (continued)

✓ **Retain an Independent Compensation Advisor.** The talent and compensation committee has engaged its own compensation consultant to provide information, analysis, and other advice on executive compensation independent of management. This consultant performed no other consulting or other services for us in 2025.

✓ **Stock Ownership Guidelines.** We maintain robust stock ownership guidelines for our Chief Executive Officer, our executive officers, and the independent members of our board of directors.

✓ **Compensation Clawback Policy.** We maintain a Nasdaq-compliant clawback policy covering both cash and equity compensation.

✓ **Annual Executive Compensation Review.** The talent and compensation committee conducts an annual review of our compensation strategy and a review of our compensation-related risk profile to ensure that our compensation programs do not encourage excessive or inappropriate risk-taking.

✓ **Compensation At-Risk.** Our executive compensation program is designed so that a significant portion of our executive officers' compensation is "at-risk" based on corporate performance, as well as equity-based, to align the interests of our executive officers and stockholders.

✓ **Use a Pay-for-Performance Philosophy.** The majority of our executive officers' compensation is directly linked to corporate performance; we also structure their annual target total direct compensation opportunities with a significant long-term equity component, thereby making a substantial portion of each executive officer's annual target total direct compensation dependent upon our stock price and/or total stockholder return.

✓ **Succession Planning.** We review the risks associated with our key executive officer positions to ensure adequate succession plans are in place.

✗ **No Executive Retirement Plans.** We do not offer defined benefit pension plans or any non-qualified deferred compensation plans or arrangements to our executive officers, other than the plans and arrangements that are available to all employees.

✗ **No Hedging or Pledging.** We prohibit our employees (including our executive officers) and the non-employee members of our board of directors from hedging or pledging our securities.

✗ **No Tax Payments on Perquisites.** We do not provide any tax reimbursement payments (including "gross-ups") on any perquisites or other personal benefits.

✗ **No Excise Tax Payments on Future Post-Employment Compensation Arrangements.** We do not provide any excise tax reimbursement payments (including "gross-ups") on payments or benefits contingent upon a change in control of the company.

✗ **No Special Welfare or Health Benefits.** We do not provide our executive officers with any welfare or health benefit programs, other than participation in our broad-based employee programs. All highly compensated employees are eligible for special long-term disability insurance.

Executive Compensation Philosophy and Objectives

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary objectives:

• Provide market-competitive compensation and benefit levels that will attract, retain, motivate, and reward a highly-talented team of executive officers within the context of responsible cost management;

• Establish a direct link between our financial, operational, and strategic objectives and results, as well as our values, and the compensation of our executive officers; and

• Align the interests and objectives of our executive officers with those of our stockholders by linking their long-term equity incentive compensation opportunities to long-term stockholder value creation and their cash incentives to our annual performance.

EXECUTIVE COMPENSATION (continued)

Pay-for-Performance

We believe our executive compensation program is reasonable, competitive, and appropriately balances the goals of attracting, motivating, rewarding, and retaining our executive officers with the goal of aligning their interests with those of our stockholders. To achieve this alignment and to motivate and reward individual initiative and effort, a substantial portion of our executive officers' target annual total direct compensation opportunity is both variable in nature and "at-risk."

We emphasize variable compensation that appropriately rewards our executive officers through two separate compensation elements:

- Our annual cash bonus plan provides cash payments if our executive officers produce short-term financial, operational, and/or strategic results that meet or exceed the objectives set forth in our annual operating plan.

- Equity-based awards, which represent a majority of our executive officers' annual target total direct compensation opportunities, the value of which depends entirely on the value of our common stock, incentivize our executive officers to build sustainable long-term value for the benefit of our stockholders.

These variable pay elements are intended to result in a substantial portion of our executive officers' annual target total direct compensation opportunities being contingent (rather than fixed) in nature, with the amounts ultimately payable subject to variability above or below target levels commensurate with our actual performance.

We believe that this design provides balanced incentives for our executive officers to drive financial performance and long-term growth. Our talent and compensation committee regularly evaluates the relationship between the reported values of the equity awards granted to our executive officers and the amount of realizable and realized value from such awards in subsequent years.

Compensation-Setting Process

Role of Talent and Compensation Committee and the Stock Committee

The talent and compensation committee discharges many of the responsibilities of our board of directors relating to the compensation of our executives and non-employee directors. The talent and compensation committee has overall responsibility for overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our Chief Executive Officer and other executive officers.

The talent and compensation committee makes all final decisions regarding the compensation of our Chief Executive Officer and our other executive officers.

In carrying out its responsibilities, the talent and compensation committee evaluates our compensation policies and practices with a focus on the degree to which these policies and practices reflect our executive compensation philosophy, develops strategies and makes decisions that it believes further our philosophy or align with developments in executive compensation practices, and reviews the performance of our executive officers.

The talent and compensation committee's authority, duties, and responsibilities are further described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available on our investor relations website at investors.dropbox.com.

We also formed a stock committee, which is currently composed of our Chief Financial Officer, our Chief People Officer, and a non-employee director appointed by our talent and compensation committee. The stock committee has authority to grant equity awards to (a) employees who are not executive officers and (b) consultants subject to certain limitations established from time to time by the talent and compensation committee.

Role of Compensation Consultant

The talent and compensation committee engages an external compensation consultant to assist the committee in discharging its responsibilities by providing information, analysis, and other guidance relating to our executive compensation program and the decisions resulting from its annual executive compensation review. The compensation consultant reports

EXECUTIVE COMPENSATION (continued)

directly to the talent and compensation committee and its chair and serves at the discretion of the talent and compensation committee, which reviews the engagement annually.

For 2025, the talent and compensation committee retained Compensia to serve as its compensation consultant to advise on executive and director compensation matters, including competitive market pay practices for our executive officers, and data selection of the compensation peer group used for purposes of Compensia's competitive market and other analyses.

During 2025, Compensia attended talent and compensation committee meetings and provided the following services:

- Consulted with the talent and compensation committee chair and other members between talent and compensation committee meetings;

- Conducted a review, identification and updating of our compensation peer group;

- Provided a competitive market analysis based on data drawn from the compensation peer group for our executive officer positions, including new hire compensation, and evaluated how the compensation of our executive officers compared both to our performance and to how the companies in our compensation peer group compensate their executives in comparable positions;

- Provided a competitive market analysis based on data drawn from the compensation peer group for non-employee directors, and evaluated how the compensation of our non-employee directors compared to how the companies in our compensation peer group compensate their non-employee directors;

- Reviewed and analyzed base salary levels, annual cash bonus opportunities, and long-term equity incentive compensation opportunities of our executive officers;

- Conducted a "burn rate" and "overhang" analysis;

- Conducted a review and analysis of short-term and long-term incentive compensation program designs;

- Conducted a review and analysis of the competitive market with respect to the compensation arrangements for the Chief Financial Officer position;

- Assessed executive compensation trends within our industry, and provided updates on corporate governance and regulatory issues and developments;

- Reviewed our executive compensation disclosure;

- Assessed compensation risk to determine whether our compensation policies and practices are reasonably likely to have a material adverse impact on the company; and

- Supported on other *ad hoc* matters throughout the year.

Compensia did not provide any services to us other than the consulting services to the talent and compensation committee. The talent and compensation committee regularly reviews the objectivity and independence of the advice provided by its compensation consultant on executive and director compensation matters. The talent and compensation committee has evaluated Compensia's engagement, and based on the six factors for assessing independence and identifying potential conflicts of interest that are set forth in Rule 10C-1(b)(4) of the Exchange Act, Rule 5605(d)(3)(D) of the Nasdaq Marketplace Rules, and such other factors as were deemed relevant under the circumstances, has determined that its relationship with Compensia and the work of Compensia on behalf of the talent and compensation committee did not raise any conflict of interest, and that Compensia is independent as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

EXECUTIVE COMPENSATION (continued)

Role of Management

In discharging its responsibilities, the talent and compensation committee also works with members of our management, including our Chief Executive Officer. Our management assists the talent and compensation committee by providing information on corporate and individual performance, competitive market data, and management's perspective and recommendations on compensation matters.

Typically, our Chief Executive Officer makes recommendations to the talent and compensation committee regarding compensation matters, including adjustments to annual cash compensation, long-term equity incentive compensation opportunities, and program structures, for our executive officers, except with respect to his own compensation. At the beginning of each year, our Chief Executive Officer reviews the performance of our other executive officers, including our other named executive officers, based on such individual's level of success in accomplishing the business objectives established for him or her for the prior year and their overall performance during that year, and then shares these evaluations with, and makes recommendations to, the talent and compensation committee for each element of compensation as described above.

The talent and compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and uses them as one factor in determining and approving the compensation for our executive officers.

Our Chief Executive Officer also attends meetings of our board of directors and the talent and compensation committee at which executive compensation matters are discussed, except with respect to discussions involving his own compensation. Decisions with respect to our Chief Executive Officer's compensation are made solely by our talent and compensation committee, which is comprised entirely of independent members of our board of directors.

Competitive Positioning

For purposes of assessing our executive compensation against the competitive market, the talent and compensation committee reviews and considers the compensation levels and practices of a select group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of revenue, market capitalization, geographical location, and industry sector.

The companies in the compensation peer group for 2025 were approved in August 2024 on the basis of their similarity to us, as determined using the following criteria, each as of July 2024:

- **revenue** – approximately 0.4x to approximately 2.5x our last four fiscal quarter revenue of approximately $2.5 billion (approximately $1.0 billion to $6.3 billion);

- **market capitalization** – approximately 0.2x to approximately 5.0x our market capitalization of approximately $7.5 billion (approximately $1.5 billion to $37.5 billion);

- **industry sector** – software and SaaS, internet services and infrastructure, interactive media services, software, technology hardware and storage, transaction and payment processing services, and certain SaaS companies not classified as such; and

- **relevance** – software-as-a-service model or product similarity.

EXECUTIVE COMPENSATION (continued)

In selecting the 2025 compensation peer group, the talent and compensation committee chose companies that resulted in us being near the median of the group as of July 2024, in terms of both revenue and market capitalization.

2024 Compensation Peer Group	Changes to Peer Group	2025 Compensation Peer Group
Affirm Holdings	**Removed**:	Affirm Holdings
AppLovin	Splunk (acquired)	AppLovin
Box		Box
DocuSign		DocuSign
Dolby Laboratories		Dolby Laboratories
Elastic		Elastic
Etsy		Etsy
F5		F5
GoDaddy		GoDaddy
HubSpot		HubSpot
Informatica	**Added:** None	Informatica
Nutanix		Nutanix
Okta		Okta
Paycom Software		Paycom Software
Pinterest		Pinterest
Pure Storage		Pure Storage
RingCentral		RingCentral
Roku		Roku
Splunk		Teradata
Teradata		Zoom Communications
Zoom Communications		

The compensation practices of the compensation peer group were the primary guide used by the talent and compensation committee in 2025 to compare the competitiveness of each compensation element and our annual target total direct compensation (base salary, target annual cash bonus opportunities, and target long-term equity incentive compensation opportunities) for our executive officers.

To analyze the compensation practices of our compensation peer group, Compensia gathered data from public filings of the peer group companies, as well as from the Radford Global Technology Survey. This market data was then used as a reference point for the talent and compensation committee to assess our current compensation levels in the course of its deliberations on compensation forms and amounts. The talent and compensation committee does not engage in formal benchmarking against other companies' compensation programs or practices to establish our compensation levels or make specific compensation recommendations with respect to our executive officers, including our named executive officers.

The talent and compensation committee reviews our compensation peer group each year and adjusts its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group.

Compensation Setting

The talent and compensation committee reviews the base salary levels, target annual cash bonus opportunities, and target long-term equity incentive compensation opportunities of our executive officers and all related performance criteria at the beginning of each year, or more frequently as warranted.

We do not establish a specific target for formulating the annual target total direct compensation opportunities of our executive officers, including our named executive officers.

EXECUTIVE COMPENSATION (continued)

In making decisions about the compensation of our executive officers, the talent and compensation committee relies primarily on its general experience and subjective considerations of various factors, including the following:

- Our executive compensation program objectives;

- Our performance against the financial, operational, and strategic objectives established by the talent and compensation committee and our board of directors;

- Each individual executive officer's knowledge, skills, experience, qualifications, and tenure relative to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- The scope of each executive officer's role and responsibilities compared to other similarly-situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- The prior performance of each individual executive officer, based on a subjective assessment of their contributions to our overall performance, ability to lead their business unit or function, and work as part of a team, all of which reflect our core values;

- The potential of each individual executive officer to contribute to our long-term financial, operational, and strategic objectives;

- Our Chief Executive Officer's compensation relative to that of our executive officers, and compensation parity among our executive officers;

- Our financial performance and profile relative to our compensation peers;

- The compensation practices of our compensation peer group and the positioning of each executive officer's compensation in a ranking of peer company compensation levels based on an analysis of competitive market data; and

- The recommendations of our Chief Executive Officer with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making for each executive officer. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

We do not weight these factors in any predetermined manner, nor do we apply any formulas in developing our compensation recommendations or decisions. The members of the talent and compensation committee consider all of this information in light of their individual experience, knowledge of management, knowledge of the competitive market, knowledge of each executive officer, and business judgment in making their decisions.

In addition, the talent and compensation committee considered feedback from our stockholders and the result of our most recent Say-on-Pay vote. Our fiscal 2025 Say-on-Pay vote reflected 98.8% support from our stockholders, based on the percentage of the stockholder votes present and entitled to vote on the proposal. The talent and compensation committee believes this indicates that our stockholders support the philosophy, strategy, objectives, and administration of our executive compensation programs.

The talent and compensation committee also considers the potential risks in our business when designing and administering our executive compensation program and believes our balanced approach to performance measurement and pay delivery serves to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk.

EXECUTIVE COMPENSATION (continued)

Compensation Elements

In 2025, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Type of Element	Compensation Element	Objective
Base Salary	Fixed	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market and reward performance.
Annual Cash Bonus	Variable	Cash	Motivate our executives to achieve annual business objectives set forth in our annual operating plan and provide financial incentives when we meet or exceed these annual objectives.
Long-Term Equity Incentive Compensation	Variable	Equity	Align the interests of our executives and our stockholders by motivating them to create sustainable long-term stockholder value.

Mix of Pay

Our primary focus in compensating our executive officers is on the longer-term and performance-based elements of their annual target total direct compensation opportunities. Under our 2025 executive compensation program, approximately 96% of the annual target total direct compensation opportunities of our named executive officers (excluding our CEO), as of December 31, 2025, was variable in the form of annual cash bonus and long-term equity incentive compensation. Our CEO's mix of pay was weighted equally between base salary and annual bonus. Mr. Houston does not receive annual equity awards due to his significant holdings as a co-founder and the "Co-Founder Grant" (in the form of a restricted stock award) he received in December 2017 prior to our IPO. Details of Mr. Houston's Co-Founder Grant are further described in "*Co-Founder Grant*" below.





*The pay mix calculations for "Other Named Executive Officers" include all other NEOs with the exception of Mr. Tennenbaum given his December 2025 start date.

EXECUTIVE COMPENSATION (continued)

Base Salary

We use base salary to provide our executive officers with a specified level of cash compensation during the year with the expectation that they will perform their responsibilities to the best of their ability and in our best interests.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiations at the time of hire, taking into account their position, qualifications, experience, and the base salaries of our other executive officers. Thereafter, the talent and compensation committee reviews the base salaries of our executive officers each year as part of its annual compensation review, with input from our Chief Executive Officer (except with respect to his own base salary) and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer's performance, individual contributions and responsibilities, position in the case of a promotion, and competitive market conditions.

In March 2025, the talent and compensation committee reviewed the base salaries of our incumbent executive officers, including our incumbent named executive officers at that time, taking into consideration a competitive market analysis prepared by our compensation consultant and the recommendations of our Chief Executive Officer (except with respect to his own base salary), as well as the other factors described in "*Compensation-Setting Process—Compensation Setting*" above. The base salaries of Messrs. Houston, Regan and Alkarmi were maintained at their 2024 levels because the talent and compensation committee determined their current base salaries continued to reflect the competitive market for their positions. Mr. Yoon's base salary was increased in connection with his appointment as Chief Legal Officer to reflect his increased responsibilities in his new role.

Base salaries for Messrs. Dasdan and Tennenbaum were determined by the talent and compensation committee in connection with their hiring, prior to commencement of employment. Mr. Dasdan's initial base salary was set in December 2024 in advance of his March 2025 start date, and Mr. Tennenbaum's initial base salary was set in advance of his December 2025 start date. In each case, these initial base salary determinations were made taking into account a competitive market analysis prepared by the talent and compensation committee's compensation consultant and the recommendations of our Chief Executive Officer, as well as the other factors described in the section titled "*Executive Compensation—Compensation-Setting Process—Compensation Setting*" above.

The base salaries of our named executive officers for 2025 were:

Named Executive Officer	Base Salary as of End of 2024 ($)	Base Salary as of End of 2025 ($)	Percentage (Decrease) / Increase
Andrew W. Houston	800,000	800,000	0%
Ross Tennenbaum[1]	—	550,000	N/A
Timothy Regan[2]	560,000	560,000	0%
William Yoon[3]	420,000	475,000	13%
Ali Dasdan[4]	—	500,000	N/A
Ashraf Alkarmi	500,000	500,000	0%

[1] Mr. Tennenbaum was appointed as Chief Financial Officer in December 2025.
[2] Mr. Regan's role as Chief Financial Officer ended on December 16, 2025, and his employment with the company ended in March 2026.
[3] Mr. Yoon was appointed as Chief Legal Officer in March 2025, and his 2025 base salary increase was in connection with his appointment.
[4] Mr. Dasdan was appointed as Chief Technology Officer in March 2025.

The base salaries paid to our named executive officers during 2025 are set forth in the "*Summary Compensation Table for Fiscal Year 2025*" below.

As noted above. Mr. Regan's role as Chief Financial Officer ended on December 16, 2025, and his employment with the company ended in March 2026. Following his resignation as Chief Financial Officer, Mr. Regan continued to serve as a non-executive employee of the company to ensure a smooth transition. Mr. Regan received a one-time advisory fee cash payment of $250,000 in December 2025 in connection with his continued service.

Annual Cash Bonuses

In January 2025, the talent and compensation committee, with input from management, adopted our 2025 annual cash bonus plan (the "**2025 Cash Bonus Plan**"), which was designed to provide financial incentives for our executive officers if we met or exceeded the pre-established threshold levels for annual revenue and non-GAAP operating margin established under our 2025 annual operating plan. The 2025 Cash Bonus Plan is funded based on our actual achievement against the pre-established target levels for the applicable corporate performance measure.

Target Annual Cash Bonus Opportunities

Under the 2025 Cash Bonus Plan, annual cash bonus opportunities and payments were based upon an eligible percentage of each participant's base salary. In March 2025, the talent and compensation committee reviewed and approved the target annual cash bonus opportunities of our then-current executive officers, taking into consideration a competitive market analysis prepared by our compensation consultant and the recommendations of our Chief Executive Officer (except with respect to his own target annual cash bonus opportunity) as well as the other factors described in "*Compensation-Setting Process—Compensation Setting*" above. Based on this review, the talent and compensation committee decided to make no adjustment to the 2024 target annual cash bonus opportunity (as a percentage of base salary) of each of our then-current named executive officers.

Mr. Yoon's target annual cash bonus opportunity was increased from 50% to 75% of his base salary in connection with his appointment as Chief Legal Officer to reflect his increased responsibilities in his new role and taking into consideration a competitive market analysis prepared by the talent and compensation committee's compensation consultant and the recommendations of our Chief Executive Officer, as well as the other factors described in "*Compensation-Setting Process—Compensation Setting*" above.

Target annual cash bonus opportunities for Messrs. Dasdan, and Tennenbaum were determined by the talent and compensation committee in connection with their hiring, prior to commencement of employment. Mr. Dasdan's initial target annual cash bonus opportunity was set in December 2024 in advance of his March 2025 start date; and Mr. Tennenbaum's 2026 target annual cash bonus opportunity was set in advance of his December 2025 start date. In each case, target annual cash bonus opportunity determinations were made taking into account a competitive market analysis prepared by the talent and compensation committee's compensation consultant and the recommendations of our Chief Executive Officer, as well as the other factors described in "*Compensation-Setting Process—Compensation Setting*" above.

The 2025 target annual cash bonus opportunities for our named executive officers were:

Named Executive Officer	Target Annual Cash Bonus Opportunity (as a Percentage of Base Salary)	2025 Target Annual Cash Bonus Opportunity ($)[1]
Andrew W. Houston	100%	800,000
Ross Tennenbaum[2]	—	—
Timothy Regan	85%	476,000
William Yoon[3]	75%	320,188
Ali Dasdan[4]	100%	416,438
Ashraf Alkarmi	100%	500,000

EXECUTIVE COMPENSATION (continued)

(1) Target annual cash bonus opportunities are shown as of December 31, 2025. Target annual cash bonus opportunities are prorated as applicable to reflect any salary and/or target bonus changes as well as employment start dates in 2025.

(2) Mr. Tennenbaum joined the company in December 2025 and therefore was not eligible to receive an annual cash bonus for 2025.

(3) Mr. Yoon's target annual cash bonus opportunity reflects the adjustments to his base salary and target annual cash bonus opportunity during 2025 in connection with his appointment to Chief Legal Officer.

(4) Mr. Dasdan's target annual cash bonus amount is prorated based on his start date.

Potential annual cash bonus payments for our executive officers under the 2025 Cash Bonus Plan ranged from zero to 187.5% of their target annual cash bonus opportunity.



Individual Bonus Target
% of Salary
Corporate Performance
0% - 125%
Individual Performance
0% -150%
Bonus Payout
0% - 187.5% of Target
Revenue
(67% weight)
Non-GAAP Operating Margin
(33% weight)

Corporate Performance Measure

The talent and compensation committee approved annual revenue (weighted 67%) and non-GAAP operating margin (weighted 33%) as components of the corporate performance measure under the 2025 Cash Bonus Plan because it believes incorporating both annual revenue and non-GAAP operating margin aligns with our emphasis on driving profitable growth. For purposes of the 2025 Cash Bonus Plan, "annual revenue" was calculated by excluding the impact of foreign exchange from our annual revenue reflected in our audited financial statements for the 2025 fiscal year. For purposes of the 2025 Cash Bonus plan, "non-GAAP operating margin" was calculated by excluding the impact of stock-based compensation expense, acquisition-related and other expenses, amortization of acquired intangible assets, workforce reduction expenses, and net gains and losses on real estate assets. These adjustments were made to provide a clearer view of our core operating performance for the year.

In January 2025, the talent and compensation committee set the target performance levels under the 2025 Cash Bonus Plan at (i) $2,502 million for annual revenue and (ii) 39.0% for non-GAAP operating margin. In addition, the talent and compensation committee approved the performance matrix for funding the 2025 Cash Bonus Plan (as described below).

With respect to the annual revenue performance measure, funding was 0% if revenue did not meet the threshold performance level of $2,426 million. At 97% of the target revenue performance level, funding was 50%. For performance between 97% and 100% of target, the funding percentage increased linearly up to 100% at target performance. For performance between 100% and 103% of target, the funding percentage increased linearly from 100% to a maximum of 125% at 103% of target revenue. The maximum annual revenue bonus funding percentage was 125%.

For the non-GAAP operating margin performance measure, bonus funding was 0% if performance fell below the 35.1% threshold level. At 35.1%, bonus funding was 50%. Funding then increased linearly from 50% at 35.1% to 100% at the target performance level of 39.0%. Above target, funding increased linearly from 100% at 39.0% to a maximum of 125% at 42.9%. The maximum bonus funding percentage for this component was 125%.

	Weight	Threshold	Target	Maximum
Revenue ($M)	67%	$2,426	$2,502	$2,577
Non-GAAP Operating Margin	33%	35.1%	39.0%	42.9%





Individual Performance Factor

In determining the amount of annual cash bonus payments under the 2025 Cash Bonus Plan, the talent and compensation committee considered an evaluation of each bonus eligible executive officer's individual performance for the year. Generally, this evaluation involved, in the case of our Chief Executive Officer, an evaluation of his performance by the talent and compensation committee and, in the case of our other executive officers, an evaluation by our Chief Executive Officer. These evaluations were based on an overall subjective assessment of each bonus eligible executive officer's performance based on company priorities for the year, and no single factor was determinative in setting bonus payout levels, nor was the impact of any individual factor on the bonus quantifiable. Dropbox operates in a highly competitive industry and we set a high bar for performance expectations for each one of our named executive officers. Our named executive officers are evaluated based on their overall performance, impact, and results.

2025 Annual Cash Bonus Decisions

In March 2026, the talent and compensation committee, based on its evaluation of our performance against our annual operating plan, determined the size of the bonus pool based on our performance during 2025 and determined the annual cash bonus payments for our bonus eligible executive officers, including our bonus eligible named executive officers, pursuant to the 2025 Cash Bonus Plan. The talent and compensation committee reviewed our actual annual revenue performance for 2025 and determined that, for purposes of the calculation used for the 2025 Cash Bonus Plan, we had achieved annual revenue of $2,518 million, which was 101% of our annual revenue target for the year. In addition, the talent and compensation committee determined that we had achieved non-GAAP operating margin of 40.7% (for purposes of the calculation used for the 2025 Cash Bonus Plan) compared to our target of 39.0% for the year. Our revenue and non-GAAP operating margin performances resulted in a corporate performance measure of 107.3%. Accordingly, the talent and compensation committee approved a bonus funding percentage of 107.3% with respect to the corporate performance measure.

Our Chief Executive Officer evaluated the achievement of each other bonus eligible executive officer and formulated a recommendation for each such executive officer's annual cash bonus payment for consideration by the talent and compensation committee. These recommendations were based on our Chief Executive Officer's subjective assessment of each individual's contributions taking into account company priorities for the year. In the case of our Chief Executive Officer, the talent and compensation committee evaluated our financial and operational performance for 2025 and formulated an annual cash bonus payment for him based on the subjective assessment of his performance.

Based on these evaluations, the talent and compensation committee approved the annual cash bonus payments for our bonus eligible named executive officers for 2025 as set forth in the table below, including adjustments for the named executive officer's individual performance factor.

Named Executive Officer	Target Annual Cash Bonus Payment ($)	Annual Cash Bonus Payment ($)	Percentage of Target Annual Cash Bonus Actually Paid
Andrew W. Houston	800,000	750,400	94%
Ross Tennenbaum	—	—	—
Timothy Regan[1]	476,000	558,000	117%
William Yoon	320,188	375,000	117%
Ali Dasdan	416,438	391,000	94%
Ashraf Alkarmi	500,000	586,000	117%

[1] Due to his continued employment through March 2026, Mr. Regan remained eligible to receive an annual cash bonus payment based on his 2025 target annual cash bonus opportunity.

The annual cash bonus payments made to our named executive officers for 2025 are set forth in the "*Summary Compensation Table for Fiscal Year 2025*" below.

Long-Term Equity Incentive Compensation

We view long-term equity incentive compensation as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

The amount and forms of the equity awards granted to our executive officers are determined by the talent and compensation committee after considering a competitive market analysis prepared by our compensation consultant, the recommendation of our Chief Executive Officer (other than for himself), and the factors described in the section titled "*Executive Compensation—Compensation-Setting Process—Compensation Setting*" above. The size of the equity awards is also intended to be competitive and result in target total direct compensation opportunities that the talent and compensation committee believes are reasonable and appropriate taking into consideration the factors described in the preceding sentence.

In March 2025, the talent and compensation committee approved equity grants in the form of restricted stock unit awards ("*RSUs*") covering our Class A common stock to Messrs. Regan and Yoon, each of which were effective April 1, 2025. Separately, the talent and compensation committee approved a new hire award for Mr. Alkarmi, which was granted effective January 1, 2025 and a new hire award for Mr. Dasdan, which was granted effective April 1, 2025.

EXECUTIVE COMPENSATION (continued)

Differentiation was made among our named executive officers based on the talent and compensation committee's review of a competitive market analysis for their respective positions, internal equity, past performance, and expected future contributions. Mr. Houston did not receive an equity grant in 2025 in light of his significant ownership position in the company and the Co-Founder Grant he received in 2017. The equity awards granted to our named executive officers in 2025 were as follows:

Named Executive Officer	RSUs[1]	Aggregate Grant Date Fair Value ($)
Andrew W. Houston	—	—
Ross Tennenbaum[2]	—	—
Timothy Regan	209,777	5,603,144
William Yoon	190,706	5,093,757
Ali Dasdan	610,260	16,300,045
Ashraf Alkarmi	537,936	16,159,597

[1] The time-based RSU awards granted to Messrs. Regan Yoon, Dasdan, and Alkarmi were scheduled to vest over a four-year period in equal quarterly installments. The unvested portion of the RSU awards previously granted to Mr. Regan terminated upon his departure from the company.

[2] Mr. Tennenbaum joined the company in December 2025 and, in connection with his hiring, he was granted an equity award in January 2026.

The equity awards granted to our named executive officers during 2025 are set forth in the "*Summary Compensation Table for Fiscal Year 2025*" and under "*Grants of Plan-Based Awards in 2025*" below.

CFO Sign On Bonus

As noted above, Mr. Tennenbaum was not eligible to receive a bonus under the 2025 Cash Bonus Plan. However, in connection with his hiring, the talent and compensation committee approved a one-time sign-on bonus in the aggregate amount of $350,000 to Mr. Tennenbaum, which was paid in December 2025.

Performance Achievement of Mr. Houston's Co-Founder Grant

In December 2017, our board approved a grant to Mr. Houston (our co-founder, Chief Executive Officer and chair of the board of directors) of a restricted stock award ("**RSA**") with respect to 10.3 million shares of Class A common stock in the aggregate (the "**Co-Founder Grant**"). The Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is eligible to vest over the ten-year period following the closing of our initial public offering. The Co-Founder Grant is comprised of nine tranches that are eligible to vest based on the achievement of stock price goals (each, a "**Stock Price Target**"), measured over a consecutive thirty-day trading period during the Performance Period (defined below), as follows:

Company Stock Price Target	Shares Eligible to Vest for Mr. Houston
$30.00	2,066,667[1]
$37.50	1,033,334
$45.00	1,033,334
$52.50	1,033,333
$60.00	1,033,333
$67.50	1,033,333
$75.00	1,033,333
$82.50	1,033,333
$90.00	1,033,333

[1] This tranche was vested and achieved on November 15, 2021.

EXECUTIVE COMPENSATION (continued)

The Performance Period began on January 2, 2019, and ends on the earliest to occur of: (i) the date on which all shares subject to the Co-Founder Grant vests, (ii) the date Mr. Houston ceases to satisfy the service-based vesting condition, and (iii) March 23, 2028 ("*Performance Period*"). During 2021, the $30.00 Stock Price Target was achieved and as a result, on November 15, 2021, Mr. Houston vested into 2,066,667 shares. The remaining tranches covering 8,266,666 shares remain outstanding and eligible to vest based on the achievement of the applicable stock price goals and fulfilling the service-based condition. No additional tranches were earned or vested during 2025.

Welfare and Health Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our executive officers, including our named executive officers, and other employees who satisfy certain eligibility requirements. Currently, we match contributions made by participants in the plan as follows: dollar for dollar up to a maximum of $6,000 per calendar year.

We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "*Code*"), so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers include medical, dental, and vision insurance, fertility benefits, an employee assistance program, commuter and wellness reimbursement programs, health and dependent care flexible spending accounts, health savings accounts, basic and voluntary life and accidental death and dismemberment insurance and disability insurance. All of these benefits are provided to our executive officers on the same basis as to all of our employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed, based upon regular monitoring of applicable laws and practices, changes to the working arrangements of our employees and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of their duties, to make him or her more efficient and effective, and for recruitment and retention purposes.

In 2025, the talent and compensation committee approved the continued provision of security measures for Mr. Houston. We consider the security measures provided to Mr. Houston to be reasonable and necessary expenses for the benefit of the company and not a personal benefit. However, in accordance with SEC disclosure rules, the aggregate incremental cost of these services is reported in the "*Summary Compensation Table for Fiscal Year 2025*." The talent and compensation committee periodically reviews the nature and cost of this program in relation to Mr. Houston's security profile. In connection with this review, in August 2025, the talent and compensation committee approved Mr. Houston's participation in a security program with an annual limit of $605,000. The talent and compensation committee later approved an increase to this annual limit to $610,222 to reflect the actual cost of the security services for Mr. Houston in 2025.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraphs. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the talent and compensation committee.

EXECUTIVE COMPENSATION (continued)

Stock Ownership Guidelines

The talent and compensation committee of our board adopted stock ownership guidelines for our independent directors and executive officers, including our Chief Executive Officer. Under these guidelines (i) our Chief Executive Officer is required to acquire and own stock or stock equivalents in an amount equal to five times his annual base salary and (ii) our executive officers (other than our Chief Executive Officer) are required to acquire and own stock or stock equivalents in an amount equal to two times their base annual salary.

For these purposes, owned stock includes shares of stock owned directly or indirectly by the covered individual, but does not include unexercised, unvested or unearned equity awards (including unexercised stock options). Executive officers (including our Chief Executive Officer) are required to meet the applicable ownership requirements within five years of the later of (i) December 1, 2023 or (ii) such executive officer's hire, appointment, promotion or election date, as applicable.

At the end of fiscal 2025, all of our then-current named executive officers have met, exceeded, or are on track to meet, these guidelines based on their current rate of stock accumulations in the time frames set out in the stock ownership guidelines.

Practices with Regard to Timing of Equity Awards

Our board and the talent and compensation committee of our board does not take material nonpublic information into account when determining the timing and terms of equity grants. We do not have a policy or practice to time equity grants based on the release of material non-public information. We did not grant stock options to any of our named executive officers in 2025 and have never granted stock appreciation rights.

Compensation Recovery Policy

In August 2023, the talent and compensation committee adopted a compensation recovery ("*clawback*") policy in compliance with Nasdaq and SEC requirements. Consistent with the requirements, for compensation received after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date), the clawback policy requires the company to recover excess incentive-based compensation from current and former executives that is granted, earned or vested based upon the attainment of a financial reporting measure in the event of an accounting restatement due to material non-compliance with any financial reporting requirement under U.S. securities laws that was in excess of what would have been received had the incentive-based compensation been determined based on the restated amounts.

Employment Arrangements

We have entered into written employment letters with our Chief Executive Officer and each of our other executive officers. Each of these arrangements was approved on our behalf by the talent and compensation committee or our board of directors.

In filling each of our executive positions, our board of directors or the talent and compensation committee, as applicable, recognized that we would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and the talent and compensation committee were sensitive to the need to integrate new executive officers into the executive compensation structure, balancing both competitive and internal equity considerations.

Each of our employment arrangements provides for "at will" employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and reimbursement or payment of relocation expenses. These employment arrangements also prohibit the executive officer from engaging directly or indirectly in competition with us during their employment, diverting our customers to a competitor, or disclosing our confidential information or business practices, and recruiting or soliciting any of our employees for a period after their employment.

Our executive officers are also eligible to enter into change in control and severance agreements with the company. These post-employment compensation terms are discussed in "*Post-Employment Compensation*" below.

EXECUTIVE COMPENSATION (continued)

Post-Employment Compensation

We have entered into change in control and severance agreements with each of our executive officers, including each of our named executive officers. These agreements provide these individuals with certain protection in the event of their termination of employment under specified circumstances, including following a change in control of the company.

We believe that these protections were necessary to induce these individuals to accept a demanding position with the company and help retain them. These arrangements provide reasonable compensation to an executive officer if they leave our employ under certain circumstances to facilitate transition to new employment. Further, in some instances, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain our executive officers' continued focus and dedication to their fiduciary duties under Nevada law. The terms and conditions were approved by our board of directors after an analysis of competitive market data.

All payments and benefits in the event of a change in control of the company are payable only if there is a subsequent loss of employment by an executive officer (a so-called "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of the company, and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction.

Mr. Houston's Co-Founder Grant (as described below) is eligible to vest in connection with our acquisition if the per share deal price in the acquisition causes a Stock Price Target that has not previously been achieved to be satisfied, in which case the tranche(s) of shares corresponding to that Stock Price Target will vest. Additionally, if the acquisition price falls between a Stock Price Target that has been achieved and one that has not, then a portion of that tranche of shares will vest based on a linear interpolation between each of these Stock Price Targets. See the section titled "*Potential Payments on Termination or Change in Control*" below for additional details.

Hedging and Pledging Prohibitions

As part of our Insider Trading Policy, our employees (including our executive officers and the non-employee members of our board of directors) are prohibited from trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities. This includes any hedging or similar transaction designed to decrease the risks associated with holding shares of our common stock. In addition, our employees (including our executive officers and the non-employee members of our board of directors) are prohibited from holding our common stock in a margin account or pledging our securities as collateral for a loan.

Tax and Accounting Considerations

We take the applicable tax and accounting requirements into consideration in designing and operating our executive compensation program.

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to their Chief Executive Officer and certain other current and former executive officers that are "covered employees" within the meaning of Section 162(m) of the Code, subject to certain exceptions, including certain compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering.

The talent and compensation committee has not adopted a policy that all equity or other compensation must be deductible. In approving the amount and form of compensation for our executive officers, the talent and compensation committee considers all elements of our cost of providing such compensation, including the potential impact of Section 162(m) of the Code. The talent and compensation committee may, in its judgment, approve compensation that may not be deductible for federal income tax purposes when it believes that such compensation is in our best interests and the best interests of our stockholders.

EXECUTIVE COMPENSATION (continued)

Taxation of Parachute Payments and Deferred Compensation

We do not provide, and have no obligation to provide, any of our named executive officers with a "gross-up" payment for any tax liability he or she might owe because of the application of Sections 280G, 4999 or 409A of the Code. If any of the payments or benefits provided for under the change in control and severance agreements or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would receive either full payment of such payments and benefits or such lesser amount that would cause no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax benefits to our named executive officer.

Accounting for Stock-Based Compensation

Our talent and compensation committee considers accounting effects in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock units and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may realize no value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based payment awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

We estimated the grant date fair value of Mr. Houston's Co-Founder Grant using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the Stock Price Targets may not be satisfied. The average grant date fair value of the Co-Founder Grant was estimated to be $10.60 per share, and we will recognize total stock-based compensation expense of $109.6 million over the requisite service period of each tranche, which ranged from 2.9 to 6.9 years, using the accelerated attribution method. As of December 31, 2024, Mr. Houston's Co-Founder Grant has been fully recognized, and no further stock-based compensation expense related to the Co-Founder Grant remains.

The fair value of the Co-Founder Grant, whereby vesting is contingent on meeting certain market conditions was estimated using the following assumptions:

Grant date	12/12/2017
Expected IPO date	3/31/2018
Lock-up period	1/1/2019
Expiration date	3/31/2028
Grant price	$17.15
Expected volatility	40.0%
Risk-free interest rate (continuous)	2.38%
Expected dividends	0%

Expected grant date, expected IPO date, lock-up period, and expiration date. The Grant Date, expected IPO date, and the expiration of the lock-up period were estimates at the time of the valuation and correspond to the terms defined in the Restricted Stock Award Agreement.

Grant price. The grant price is based on the valuation of Common Stock as of December 12, 2017.

Expected volatility. Expected volatility is based on the average of the implied volatility of the longer at-the-money call option and the annualized daily return volatility over the greater of the trading history or the term for each one of the guideline companies. The concluded volatility is then based on the median of the comparable companies.

Risk-free interest rate. The risk-free interest rate is interpolated based on the U.S. Treasury rates sourced from S&P Capital IQ with a term commensurate with the remaining performance period.

Expected dividend. The company has not paid and does not expect to pay dividends. Consequently, the company uses an expected dividend yield of zero.

EXECUTIVE COMPENSATION (continued)

Report of the Compensation Committee

The talent and compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the talent and compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and Dropbox's Annual Report on Form 10-K for our fiscal year ended December 31, 2025.

Respectfully submitted by the members of the talent and compensation committee of the board of directors:

Paul E. Jacobs* (Chair)
Abhay Parasnis
Karen Peacock
Michael Seibel

* - Dr. Jacobs joined the talent and compensation committee in May 2025.

EXECUTIVE COMPENSATION (continued)

Compensation Risk Assessment

Our management regularly assesses and discusses with the talent and compensation committee our compensation programs, policies, and practices for our employees as they relate to our risk management. In this regard, we undertake a risk review of our employee compensation programs, policies, and practices (including our executive compensation program) each year to determine whether these programs, policies, and practices contain features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten our value. Based upon this review, we believe that any risks arising from such programs, policies, and practices are not reasonably likely to have a material adverse effect on us.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses and sales commissions focus on achievement of short-term or annual goals, which may encourage the taking of short-term risks at the expense of long-term results, we believe that our compensation policies and the risk mitigation features of our cash bonus plans help mitigate this risk and our performance-based cash bonuses and sales commissions are limited, representing a small portion of the total compensation opportunities available to most non-executive employees. We also believe that our performance-based cash bonuses and sales commissions appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to most of our employees involves long-term incentive compensation in the form of equity awards that we believe are important to help further align our employees' interests with those of our stockholders. These equity awards directly tie their expectations of compensation to their contributions to the long-term value of our company. We do not believe that these equity awards encourage unnecessary or excessive risk-taking given their multi-year vesting schedules and since their ultimate value is tied to our stock price.

Summary Compensation Table for Fiscal Year 2025

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew W. Houston *Chief Executive Officer and Co-Founder*	2025	800,000	—	—	750,400	616,222 [4]	2,166,622
	2024	756,250	—	—	551,480	398,775 [4]	1,706,505
	2023	625,000	—	—	485,000	429,577 [4]	1,539,577
Ross Tennenbaum *Chief Financial Officer*	2025	22,917	350,000 [5]	—	—	—	372,917
	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—
Timothy Regan *Former Chief Financial Officer*	2025	560,000	—	5,603,144	558,000	256,000 [6]	6,977,144
	2024	560,000	—	5,034,474	623,000	6,000	6,223,474
	2023	560,000	—	4,761,200	348,000	6,000	5,675,200
William Yoon *Chief Legal Officer*	2025	461,250	—	5,093,757	375,000	9,273	5,939,280
	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—
Ali Dasdan *Chief Technology Officer*	2025	415,063	—	16,300,045	391,000	9,488	17,115,597
	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—
Ashraf Alkarmi *General Manager and Senior Vice President, Core Products*	2025	500,000	—	16,159,597	586,000	9,808	17,255,405
	2024	—	—	—	—	—	—
	2023	—	—	—	—	—	—

[1] Unless otherwise described in the footnotes below, the amounts reported represent the aggregate grant date fair value of the stock awards based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date, calculated in accordance with ASC Topic 718.

[2] The amounts reported represent the amounts payable under our cash bonus plans for 2023, 2024, and 2025, respectively. See the section titled "*Executive Compensation—Compensation Elements—Annual Cash Bonuses*" above.

[3] Unless otherwise noted, the amount reported includes matching 401(k) contributions in 2023, 2024, and 2025, respectively.

[4] Includes expenses related to security programs and related costs.

[5] The amount reported represents a sign-on bonus pursuant to the terms of the offer letter that we entered into with Mr. Tennenbaum in December 2025.

[6] Mr. Regan received a one-time advisory fee cash payment of $250,000 in December 2025 in connection with his continued service as a non-executive employee of the company to ensure a smooth transition. Mr. Regan did not otherwise receive any other compensation in connection with his termination of employment.

EXECUTIVE COMPENSATION (continued)

Grants of Plan-Based Awards in 2025

The following table shows all plan-based awards granted to our named executive officers during fiscal 2025.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			All Other Stock Awards: Number of Shares (#)	Grant Date Fair Value of Stock Awards ($)[2]
			Threshold	Target	Maximum		
Andrew W. Houston	—	—	200,000	800,000	1,500,000	—	—
Ross Tennenbaum	—	—	—	—	—	—	—
Timothy Regan	—	—	119,000	476,000	892,500	—	—
	4/1/2025	3/5/2025	—	—	—	209,777	5,603,144
William Yoon	—	—	80,047	320,188	600,353	—	—
	4/1/2025	3/6/2025	—	—	—	190,706	5,093,757
Ali Dasdan	—	—	104,110	416,438	780,821	—	—
	4/1/2025	3/5/2025	—	—	—	610,260	16,300,045
Ashraf Alkarmi	—	—	125,000	500,000	937,500	—	—
	1/1/2025	12/9/2024	—	—	—	537,936	16,159,597

[1]	Each of these grants was made pursuant to our 2025 Cash Bonus Plan, as described in greater detail under the section titled "*Executive Compensation—Compensation Elements – Annual Cash Bonuses*" above.

[2]	Amounts reported represent the aggregate grant date fair value of the RSUs based on the closing price for a share of our Class A common stock as reported by Nasdaq on the day immediately preceding the grant date, calculated in accordance with ASC Topic 718.

EXECUTIVE COMPENSATION (continued)

Outstanding Equity Awards at 2025 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2025.

Name	Grant date	Option awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)[1]
Andrew W. Houston	12/12/17[2]	—	—	—	—	8,266,666	229,813,315
Ross Tennenbaum	—	—	—	—	—	—	—
Timothy Regan	4/1/2022[3]	—	—	—	—	12,615	350,697
	4/1/2023[3]	—	—	—	—	68,819	1,913,168
	4/1/2024[3]	—	—	—	—	116,539	3,239,784
	4/1/2025[3]	—	—	—	—	170,444	4,738,343
William Yoon	4/1/2022[3]	—	—	—	—	2,803	77,923
	4/1/2023[3]	—	—	—	—	15,293	425,145
	4/1/2024[3]	—	—	—	—	23,436	651,521
	4/1/2025[3]	—	—	—	—	154,949	4,307,582
Ali Dasdan	4/1/2025[3]	—	—	—	—	495,836	13,784,241
Ashraf Alkarmi	1/1/2025[3]	—	—	—	—	403,452	11,215,966

[1] The closing price of our Class A common stock on December 31, 2025, the last trading day of the year, was $27.80 per share.

[2] This award represents RSAs granted to Mr. Houston pursuant to a stand-alone restricted stock award agreement. The shares underlying the RSAs are Class A common stock. RSAs vest over a period of up to ten years upon achievement of service-based, market-based, and liquidity event-related performance vesting conditions. See the section titled "*Executive Compensation—Co-Founder Grant*" below.

[3] 1/16th of the total number of shares of our Class A common stock underlying the RSUs vests in equal quarterly installments on the Quarterly Vesting Dates, subject to continued service through each such vesting date.

Co-Founder Grant

In December 2017, our board of directors approved the Co-Founder Grant. The Co-Founder Grant has service-based, market-based, and performance-based vesting conditions as described above in the section titled "*Executive Compensation—"Performance Achievement of Mr. Houston's Co-Founder Grant."*

Option Exercises and Stock Vested in 2025

The following table shows all stock awards vested, and value realized upon vesting, by our named executive officers during fiscal 2025.

Name	Option Awards		Stock Awards	
	Option Awards – Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Andrew W. Houston	—	—	—	—
Ross Tennenbaum	—	—	—	—
Timothy Regan	—	—	207,593	6,246,955
William Yoon	—	—	73,147	2,173,500
Ali Dasdan	—	—	114,424	3,344,993
Ashraf Alkarmi	—	—	134,484	4,050,658

[1] The value realized upon vesting of RSAs or RSUs, as applicable, is calculated by multiplying the number of shares vested by the closing price for a share of our Class A common stock on the trading day immediately preceding the vesting date.

Potential Payments on Termination or Change in Control

Change in Control and Severance Agreements

In order to recruit and maintain a stable and effective management team, the talent and compensation committee believes it is appropriate and necessary to provide assurance of certain severance and change in control benefits approved by the talent and compensation committee, in consultation with its compensation consultant. We entered into change in control and severance agreements with each of our named executive officers that provide for the severance and change in control payments and benefits described below.

Basic Severance

If a named executive officer's employment is terminated by us other than for "cause," death, or "disability" or they resign for "good reason" (as such terms are defined in their change in control and severance agreement), in either case, outside the Change in Control Period (as defined below), they will be eligible to receive the following payments and benefits:

• a lump-sum payment equal to 50% of annual base salary as of immediately before their termination (or, if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction);

• if they elect to continue health insurance coverage for themselves and their eligible dependents under COBRA, our payment of the monthly premium for such COBRA continuation coverage for up to 6 months (or monthly taxable payments to him or her in lieu of our payment of such premiums); and

• in the case of Messrs. Alkarmi, Dasdan, and Yoon, 3 months' accelerated vesting of the unvested portion of outstanding time-based equity awards.

The receipt of the payments and benefits above is conditioned on the named executive officer timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us. Mr. Regan voluntarily terminated his employment and therefore was not eligible for accelerated vesting of his unvested awards

Change in Control Severance

If, within the three-month period prior to a change in control or during the 12-month period following a change in control (such period, the "***Change in Control Period***"), a named executive officer's employment is terminated by us other than for cause, death, or disability or they resign for "good reason" (as defined in their change in control and severance agreement), they will be entitled to the following benefits:

• a lump-sum payment equal to 100% of their annual base salary as of immediately before their termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

• a lump-sum payment equal to 100% of their target annual cash bonus opportunity (for the year of their termination);

• if they elect to continue health insurance coverage for themselves and their eligible dependents under COBRA, our payment of the monthly premium for such COBRA continuation coverage for up to 12 months (or monthly taxable payments to him or her in lieu of our payment of such premiums); and

• 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels.

The receipt of the payments and benefits above is conditioned on the named executive officer timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under a change in control and severance agreement or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The change in control and severance agreements do not require us to provide any tax gross-up payments to our named executive officers.

Andrew Houston Co-Founder Grant

In the event of an acquisition of the company before the end of the Performance Period, Mr. Houston's Co-Founder Grant may be eligible to vest in additional tranche(s) of shares if the per share deal price in the acquisition causes a Stock Price Target that has not previously been achieved to be satisfied, in which case the tranche(s) of shares corresponding to that Stock Price Target will vest. Additionally, if the acquisition price falls between a Stock Price Target that has been achieved and one that has not, then a portion of that tranche of shares will vest based on a linear interpolation between each of these Stock Price Targets. See the section titled "*Executive Compensation—Co-Founder Grant*" above.

Amount of Payments Upon Termination at 2025 Year-End

The following table describes the payments that would have been provided to each of our named executive officers in the event that they were involuntarily terminated by Dropbox without cause or resigned for good reason outside of a change in control context, assuming such termination occurred on December 31, 2025. Mr. Regan is not included in this table since he voluntarily terminated his employment with the company prior to December 31, 2025.

Name	Base Salary Component ($)	Cash Bonus Component ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	Total ($)
Andrew W. Houston	400,000	—	—	17,511	417,511
Ross Tennenbaum	275,000	—	—	14,129	289,129
William Yoon	237,500	—	566,731	17,578	821,809
Ali Dasdan	250,000	—	1,060,320	17,578	1,327,898
Ashraf Alkarmi	250,000	—	934,664	17,578	1,202,242

(1)   Value based on a per share price of $27.80, which was the closing price for a share of our Class A common stock, as reported on December 31, 2025, the last trading day of the year.

EXECUTIVE COMPENSATION (continued)

The following table describes the payments that would have been provided to each of our named executive officers that remained employed by the company as of December 31, 2025, upon termination of employment in connection with a change in control of Dropbox as described above, assuming such termination had occurred on December 31, 2025. Mr. Regan is not included in this table since he resigned as our Chief Financial Officer prior to December 31, 2025.

Name[1]	Base Salary Component ($)	Cash Bonus Component ($)	Value of Accelerated Equity Awards ($)[2]	280G Gross-up ($)	Value of Benefits ($)	Total ($)
Andrew W. Houston	800,000	800,000	—[3]	—	35,021	1,635,021
Ross Tennenbaum	550,000	—	—	—	28,259	578,259
William Yoon	475,000	320,188	5,462,172	—	35,156	6,292,516
Ali Dasdan	500,000	416,438	13,784,241	—	35,156	14,735,835
Ashraf Alkarmi	500,000	500,000	11,215,966	—	35,156	12,251,122

[1] All of our named executive officers are subject to a better-after-tax provision whereby Dropbox would either pay such person (i) the full amount of their severance benefits or, alternatively (ii) an amount of certain severance benefits otherwise payable to them such that the severance benefits will not be subject to the tax imposed by Section 4999 of the Code, whichever produces the better after-tax result for such named executive officer.

[2] Unless otherwise noted, the value is based on a per share price of $27.80, which was the closing price for a share of our Class A common stock as reported on December 31, 2025, the last trading day of the year.

[3] Excludes 8,266,666 shares of Class A common stock underlying RSAs subject to Mr. Houston's Co-Founder Grant. See the section titled "*Executive Compensation—Potential Payments on Termination or Change in Control—Certain Equity Awards*" above for additional information regarding the terms of Mr. Houston's Co-Founder Grant in connection with a change in control.

EXECUTIVE COMPENSATION (continued)

CEO Pay Ratio

In accordance with Item 402 of Regulation S-K under the Securities Act ("*Item 402*"), below is the ratio of the annual total compensation of the median employee of the company to the annual total compensation of the CEO (the "*Pay Ratio Disclosure*").

$2,166,622	$286,151	8:1
CEO Total Annual Compensation	Median Employee Total Compensation	CEO Pay Ratio

In order to identify our median employee, we examined the total compensation in 2025 of all employees globally, including those employed on a full-time, part-time, seasonal or temporary basis by the company as of December 31, 2025, and then such compensation was converted into U.S. dollars. We did not annualize compensation for employees who were not employed for the entire 2025 fiscal year. We chose total compensation to use as our consistently applied compensation measure. Total compensation includes each employee's base salary, bonuses, sales commissions paid and the grant date fair market value of equity awards granted during the 12-month period from January 1, 2025 through December 31, 2025.

Our CEO had annual total compensation for 2025, calculated using the requirements of Item 402 for purposes of the Pay Ratio Disclosure, of $2,166,622. The annual total compensation of the median employee of the company for 2025, calculated using the same requirements under Item 402 for purposes of the Pay Ratio Disclosure, which included base pay, incentive compensation, the grant date fair value of equity grants and the company's matching contribution to that employee's 401(k) plan account, was $286,151. Accordingly, the ratio of the annual total compensation of the CEO to the annual total compensation of the median employee of the company was 8:1.

The Pay Ratio Disclosure presented above is a reasonable estimate calculated in a manner consistent with Item 402. Because the SEC's final regulations for identifying the median employee, calculating annual total compensation and determining the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the company's Pay Ratio Disclosure may not be comparable to that reported by other companies.

Pay Versus Performance

In accordance with Item 402, below is the comparison of the total compensation actually paid to company performance (the "*Pay Versus Performance Disclosure*"). For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with the company's performance, refer to the section titled "*Executive Compensation—Compensation Discussion and Analysis.*"

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Company Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[6]	Net Income ($M)[7]	Revenue ($M)[8]
2025	2,166,622	-42,424,294	9,532,069	9,530,364	125.28	258.44	508.4	2,518
2024	1,706,505	-16,215,315	7,182,866	7,498,844	135.38	200.98	452.3	2,545
2023	1,539,577	19,457,888	2,515,311	1,165,036	132.85	147.39	453.6	2,541
2022	1,146,000	-22,783,000	3,473,372	528,487	100.86	88.54	553.2	2,357
2021	1,515,269	25,163,611	2,832,378	1,261,953	110.59	137.86	335.8	2,149

[1] The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Houston, our Chief Executive Officer ("**PEO**"), for each corresponding year in the "Total" column of the applicable "*Summary Compensation Table.*" Refer to "*Executive Compensation – Summary Compensation Table.*"

[2] The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Houston, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Houston during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Houston's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to PEO ($)
2025	2,166,622	0	-44,590,916	-42,424,294
2024	1,706,505	0	-17,921,820	-16,215,315
2023	1,539,577	0	17,918,311	19,457,888
2022	1,146,000	0	-23,929,000	-22,783,000
2021	1,515,269	0	23,648,342	25,163,611

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the "*Summary Compensation Table*" for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Fair values were computed as of the end of the respective fiscal year, other than with regards to fair values of awards that vest in each covered

year, which are valued as of the applicable vesting date. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	0	-44,590,916	0	0	0	0	-44,590,916
2024	0	-17,921,820	0	0	0	0	-17,921,820
2023	0	17,918,311	0	0	0	0	17,918,311
2022	0	-23,929,000	0	0	0	0	-23,929,000
2021	0	8,238,085	0	15,410,257	0	0	23,648,342

[3] The dollar amounts reported in column (d) represent the average of the amounts reported for the company's named executive officers ("**NEOs**") as a group (excluding Mr. Houston) in the "Total" column of the "*Summary Compensation Table*" in each applicable year. The names of each of the NEOs (excluding Mr. Houston) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Ross Tennenbaum, Tim Regan, William Yoon, Ali Dasdan, and Ashraf Alkarmi; (ii) for 2024, Tim Regan, Bart Volkmer, and Eric Cox; (iii) for 2023, Timothy Young, Tim Regan, Bart Volkmer, and Eric Cox; (iv) for 2022, Timothy Young, Tim Regan and Bart Volkmer; and (v) for 2021, Timothy Young, Tim Regan, Bart Volkmer, and Olivia Nottebohm.

[4] The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Houston), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Houston) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Houston) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards($)	Average Equity Award Adjustments ($)[a]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	9,532,069	8,631,309	8,629,604	9,530,364
2024	7,182,866	6,566,199	6,882,177	7,498,844
2023	2,515,311	2,049,960	699,685	1,165,036
2022	3,473,372	2,607,061	-337,824	528,487
2021	2,832,378	1,946,253	375,828	1,261,953

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

	(a)	(b)	(c)	(d)	(e)	(f)	
Year	Average Year End Fair Value of Equity Awards ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)[a]
2025	6,809,226	-107,298	1,918,157	9,520	0	0	8,629,604
2024	5,703,394	62,853	1,382,982	-267,053	0	0	6,882,177
2023	2,271,117	586,030	460,877	299,187	-2,917,528	0	699,685
2022	2,038,975	-2,637,402	479,292	-218,688	0	0	-337,824
2021	1,455,584	1,400,515	385,547	648,906	3,514,724	0	375,828

[a] The total average equity award adjustment is calculated by adding the values in columns (a), (b), (c), (d), and (f) less (e). Due to rounding, the total average equity award may not equal the total obtained by adding and subtracting the applicable columns.

[5] Cumulative total shareholder return ("*TSR*") is calculated as the difference between the company's share price at the end and the beginning of the measurement period divided by the company's share price at the beginning of the measurement period.

[6] The peer group used for this purpose is the following published industry index: Nasdaq Computer Index.

[7] The dollar amounts reported represent the amount of net income reflected in the company's audited financial statements for the applicable year.

[8] Annual revenue was calculated to exclude the impact of foreign exchange from our annual revenue reflected in our audited financial statements for the applicable fiscal year by applying the prior year weighted average exchange rate to the applicable period's results.

Financial Performance Measures

As described in greater detail in the section titled "*Executive Compensation—Compensation Discussion and Analysis*," the company's executive compensation program reflects a variable pay-for-performance philosophy. The measures that the company uses in its short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the company to link executive compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to the company's performance are as follows (not listed in any order of importance):

• Revenue

• Non-GAAP operating margin

• Stock price

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section titled "*Executive Compensation—Compensation Discussion and Analysis*," the company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, not all of those company measures are presented in the "*Pay Versus Performance*" table. Moreover, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the "*Pay Versus Performance*" table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston decreased between 2021 and 2022, increased between 2022 and 2023, and then decreased again in 2024 and 2025. The average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Houston) decreased between 2021 and 2022 and increased between 2022 and 2025. During that five-year period, total shareholder return has been positive. The variance in compensation actually paid over the five-year period is because a significant portion of compensation actually paid is comprised of equity awards, and in the case of Mr. Houston, vesting of equity awards is contingent upon achieving stock price targets as described in more detail in the section titled "*Executive Compensation—Compensation Discussion and Analysis*".



Compensation Actually Paid and Net Income

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston decreased between 2021 and 2022, increased between 2022 and 2023, and then decreased again in 2024 and 2025. Meanwhile, the company's net income stabilized at a strong position over the same period. The average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Houston) decreased between 2021 and 2022 and increased between 2022 and 2025, while the company's net income stabilized at a strong position over the same period. We do not use net income as a performance measure in our short or long-term incentive programs and as further discussed in the section titled "*Executive Compensation—Compensation Discussion and Analysis*", a majority of the total compensation for the company's NEOs is in the form of equity and therefore tied to stock price performance.



EXECUTIVE COMPENSATION (continued)

Compensation Actually Paid and Revenue

As demonstrated by the following graph, the amount of compensation actually paid to Mr. Houston decreased between 2021 and 2022, increased between 2022 and 2023, and decreased again in 2024 and 2025. Meanwhile, the company's revenue increased between 2021 and 2024, before declining slightly in 2025. The average amount of compensation actually paid to the company's NEOs as a group (excluding Mr. Houston) decreased between 2021 and 2022 and increased between 2022 and 2025. Over the same period, the company's revenue increased from 2021 through 2024, followed by a slight decline in 2025. The company has determined that revenue is the financial performance measure that, in the company's assessment, represents the most important financial measure used by the company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to company performance. As further discussed above in the section titled "*Executive Compensation—Compensation Discussion and Analysis*", revenue represents two-thirds of the corporate multiplier of the short-term incentive plan.



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

As demonstrated by the following graph, the company's cumulative TSR over the five-year period presented in the table grew by 25%, while the cumulative TSR of the peer group presented for this purpose, the Nasdaq Computer Index, was 158% over the five years presented in the graph. For more information regarding the company's performance and the companies that the talent and compensation committee considers when determining compensation, refer to the section titled "*Executive Compensation—Compensation Discussion and Analysis*."



EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2025. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders. The table does not include information with respect to shares subject to outstanding awards assumed by Dropbox in connection with acquisitions of the companies that originally granted those awards, nor does it include shares underlying the RSAs granted to Mr. Houston pursuant to the Co-Founder Grant. As of December 31, 2025, 3,672 shares of Class A common stock were issuable upon exercise of outstanding options assumed in connection with acquisitions. The weighted average exercise price of such outstanding options was $5.70 per share. No additional equity awards may be granted under any assumed arrangement.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	25,025,423 [2]	— [3]	104,929,698 [4][5]

[1] Includes our 2008 Equity Incentive Plan ("*2008 Plan*"), 2017 Equity Incentive Plan ("*2017 Plan*"), and 2018 Equity Incentive Plan ("*2018 Plan*"). Our 2008 Plan was terminated effective March 7, 2017 and our 2017 Plan was terminated effective March 20, 2018.

[2] Includes 25,025,423 shares subject to RSUs and RSAs outstanding as of December 31, 2025 that were issued under the 2018 Plan.

[3] RSUs and RSAs do not have an exercise price. As of December 31, 2025, the company did not have any outstanding options or warrants except as otherwise noted in footnote 5 below.

[4] As of December 31, 2025, an aggregate of 129,955,121 shares of Class A common stock were available for issuance under our 2018 Plan.

[5] This table does not include equity awards that have been assumed by the company in connection with the acquisition of other companies. As of December 31, 2025, the following assumed equity awards were outstanding: 3,672 shares issuable upon exercise of outstanding options. The weighted average exercise price of such outstanding options was $5.70 per share. No additional equity awards may be granted under any assumed arrangement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2026 for:

- each of our directors;

- each of our named executive officers;

- all of our current directors and executive officers as a group; and

- each person or group known by us to be the beneficial owner of more than 5% of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 163,263,829 shares of our Class A common stock, 75,374,718 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of March 31, 2026. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2026, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Dropbox, Inc., 1800 Owens Street San Francisco, California 94158. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of beneficial owner	Amount and nature of beneficial ownership				% of total voting power[#]
	Class A Common Stock	%	Class B Common Stock[†]	%	
Named executive officers and directors:					
Andrew W. Houston[1]	9,427,838	5.77	74,616,889	98.99	82.40
Ross Tennenbaum	36,406	*	—	—	*
Timothy Regan	92,067	*	—	—	*
William Yoon	13,460	*	—	—	*
Ashraf Alkarmi	44,830	*	—	—	*
Ali Dasdan	41,684	*	—	—	*
Lisa Campbell	10,777	*	—	—	*
Paul E. Jacobs[2]	313,459	*	—	—	*
Karen Peacock	12,852	*	—	—	*
Michael Seibel	22,775	*	—	—	*
Abhay Parasnis	30,297	*	—	—	*
Andrew Moore	—	*	—	—	*
Warren Jenson	2,739	*	—	—	*
All current directors and executive officers as a group (14 persons)	10,049,184	6.16	74,616,889	98.99	82.47

| Name of beneficial owner | Amount and nature of beneficial ownership | | | | % of total voting power[#] |
	Class A Common Stock	%	Class B Common Stock[†]	%	
Greater than 5% stockholders					
Entities affiliated with The Vanguard Group[3]	27,494,824	16.84	—	—	3.00
Entities affiliated with BlackRock, Inc.[4]	21,859,416	13.39	—	—	2.38
LSV Asset Management[5]	11,613,642	7.11	—	—	1.27
Renaissance Technologies LLC[6]	8,376,364	5.13	—	—	0.91

[†] The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

[#] Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

[*] Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

[1] Consists of (i) 716,728 shares of Class A Common Stock and 7,608,764 shares of Class B Common Stock held by the Houston Remainder Trust u/a/ 12/30/2010, for which Mr. Houston serves as trustee, (ii) 66,507,625 shares of Class B Common Stock were held by Andrew Houston Revocable Trust u/a/d 9/7/2011, for which Mr. Houston serves as trustee, (iii) 500,500 shares of Class B common stock held by the Houston 2012 Irrevocable Children's Trust dated 4/12/2012, for which Mr. Houston serves as trustee, (iv) 444,444 shares of Class A Common Stock held by the Erin Yu Revocable Trust u/a/d 1/18/2024, for which Mr. Houston's spouse serves as a trustee, and (v) 8,266,666 shares of Class A common stock underlying RSAs subject to Mr. Houston's Co-Founder Grant.

[2] Consists of (i) 178,058 shares of Class A common stock held by the Paul E. Jacobs Trust dated November 7, 2014, for which Dr. Jacobs serves as trustee, and (ii) 135,401 shares of Class A common stock held by Dr. Jacobs.

[3] Consists of shares of Class A common stock beneficially owned as of December 31, 2024 according to a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. ("**Vanguard**") on January 30, 2025. Vanguard has beneficial ownership of 27,494,824 shares of Class A common stock. The Schedule 13G/A reports that Vanguard has shared voting power with respect to 120,622 shares of Class A common stock, sole dispositive power with respect to 27,094,978 shares of Class A common stock and shared dispositive power over 399,846 shares of Class A common stock. On March 26, 2026, Vanguard filed a Schedule 13G/A reporting that Vanguard went through an internal realignment whereby certain subsidiaries or business divisions of subsidiaries of Vanguard that formerly had, or were deemed to have beneficial ownership with Vanguard will report beneficial ownership separately (on a disaggregated basis) from Vanguard. Vanguard reported that it no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions and, as of March 31, 2026, such entities have not filed beneficial ownership reports with respect to the company's securities. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[4] Consists of shares of Class A common stock beneficially owned as of March 31, 2025 according to a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("**BlackRock**") on April 23, 2025. BlackRock has beneficial ownership of 21,859,416 shares of Class A common stock. The address for BlackRock is 50 Hudson Yards, New York, New York 10001.

[5] Consists of shares of Class A common stock beneficially owned as of September 30, 2025 according to a Schedule 13G filed with the SEC by LSV Asset Management on November 7, 2025. LSV Asset Management has beneficial ownership of 11,613,642 shares of Class A common stock. The address for LSV Asset Management is 155 North Wacker Drive, Suite 4600 Chicago, Illinois 60606.

[6] Consists of shares of Class A common stock beneficially owned as of December 31, 2025 according to a Schedule 13G/A filed with the SEC by Renaissance Technologies LLC ("**Renaissance Technologies**") on February 12, 2026. Renaissance Technologies has beneficial ownership of 8,376,364 shares of Class A common stock. The address for Renaissance Technologies is 800 Third Avenue New York, New York 10022.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Since the beginning of our last fiscal year we have not engaged in any transactions that would require disclosure under Item 404(a) of Regulation S-K, and are not aware of any such transactions currently proposed.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by our audit committee. In determining whether to approve or ratify any such proposal, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related person's only relationship is as an employee (other than an executive officer), or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, and (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2025, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements.

Fiscal Year 2025 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2025 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at investors.dropbox.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Dropbox, Inc., Attention: Corporate Secretary, 1800 Owens Street, San Francisco, California 94158.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Francisco, California
April 7, 2026

APPENDIX A

Reconciliation of GAAP financial measures to non-GAAP financial measures

This proxy statement contains information regarding two non-GAAP financial measures: non-GAAP operating margin and free cash flow, each of which are not calculated in accordance with GAAP. Non-GAAP operating margin is calculated as our non-GAAP income (loss) from operations divided by revenue. Non-GAAP income (loss) from operations differs from GAAP in that it excludes stock-based compensation expense, amortization of acquired intangible assets, other acquisition-related expenses, which include third-party diligence costs and expenses related to key employee holdback agreements, net (gain) loss on real estate assets, and expenses related to our reduction in workforce. Free cash flow differs from GAAP net cash provided by operating activities in that it treats capital expenditures as a reduction to net cash provided by operating activities.

We believe that these non-GAAP financial measures are appropriate to enhance an overall understanding of our fiscal 2025 performance in relation to the principal elements of Dropbox's annual executive compensation program considered by the talent and compensation committee, as described in the section titled "Executive Compensation—*Compensation Discussion and Analysis.*"

The use of non-GAAP operating margin and free cash flow has certain limitations as they do not reflect all items of income, expense, and cash expenditures, as applicable, that affect Dropbox's operations. Dropbox compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, measures prepared in accordance with GAAP. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. Management encourages stockholders and others to review Dropbox's financial information in its entirety and not rely on a single financial measure.

Stockholders should review the reconciliation of non-GAAP operating margin and free cash flow to their most directly comparable GAAP financial measures, as provided in the following tables (in millions, except for percentages, which may not foot due to rounding):

Non-GAAP operating margin

	Twelve Months Ended December 31,	
	2025	**2024**
GAAP income from operations	$689.1	$486.2
GAAP operating margin	27.3%	19.1%
Plus:		
Stock-based compensation	300.8	346.5
Acquisition-related and other expenses	8.0	21.7
Amortization of acquired intangible assets	23.6	25.8
Net (gain) loss on real estate assets	(1.3)	0.1
Workforce reduction expense	3.7	47.2
Non-GAAP income from operations	1,023.9	927.5
Non-GAAP operating margin	40.6%	36.4%

Free cash flow

	Twelve Months Ended December 31,	
	2025	**2024**
Net cash provided by operating activities	$951.8	$894.1
Less:		
Capital expenditures	(21.0)	(22.5)
Free cash flow	930.8	871.6

APPENDIX B

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
DROPBOX, INC.

ARTICLE I
NAME OF CORPORATION

The name of the corporation is Dropbox, Inc. (the "***Corporation***"). ~~The Corporation is the resulting entity in the conversion of Dropbox, Inc., a Delaware corporation (the "***Delaware Corporation***"), into a Nevada corporation (the "***Conversion***") and is a continuation of the existence thereof pursuant to Chapter 92A of the Nevada Revised Statutes (as amended from time to time, the "***NRS***").~~

ARTICLE II
REGISTERED AGENT AND REGISTERED OFFICE

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the NRS (as defined below).

ARTICLE IV
AUTHORIZED SHARES

This Corporation is authorized to issue two classes of stock to be designated, respectively, ***Common Stock*** and ***Preferred Stock***. The total number of shares of Common Stock authorized to be issued is 3,675,000,000, 2,400,000,000 shares of which are designated Class A Common Stock, par value $0.00001 per share (the "***Class A Common Stock***"), 475,000,000 shares of which are designated Class B Common Stock, par value $0.00001 per share (the "***Class B Common Stock***") and 800,000,000 shares of which are designated Class C Common Stock, par value $0.00001 per share (the "***Class C Common Stock***"). The total number of shares of Preferred Stock authorized to be issued is 240,000,000 shares, par value $0.00001 per share.

ARTICLE V
COMMON STOCK

The rights, powers, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1.   Definitions. For purposes of ~~this Article V~~these Articles (as defined below), the following definitions apply;

1.1   "***Acquisition***" means (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Corporation immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its Parent) immediately after such consolidation, merger or reorganization (provided that, for the purpose of this Section V.1.1, all stock, options, warrants, purchase rights or other securities exercisable for or convertible into Common Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or series of related

APPENDIX B (continued)

transactions to which the Corporation is a party in which shares of the Corporation are transferred such that in excess of fifty percent (50%) of the Corporation's voting power is transferred; provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof.

1.2   "*Articles*" means these Amended and Restated Articles of Incorporation of the Corporation, as further amended and/or restated from time to time.

1.3   "*Asset Transfer*" means a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

1.4   "*Board*" means the Board of Directors of the Corporation.

1.5   "*Controlled Company Exemption*" means, if and to the extent otherwise applicable to the Corporation, the exemptions from the Listing Standards available to any company that constitutes a "controlled company" within the meaning of the Listing Standards.

1.6   "*Conversion*" means the conversion of the Delaware Corporation into the Corporation on March 5, 2025, and the continuation of the existence thereof pursuant to the NRS.

1.7   "*Delaware Corporation*" means Dropbox, Inc., a Delaware corporation, which was converted into the Corporation.

1.8   ~~1.6~~ "*Disability*" or "*Disabled*" means, with respect to a Founder, the permanent and total disability of such Founder such that such Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a majority of the Independent Directors and such Founder. If such Founder is incapable of selecting a licensed physician, then such Founder's spouse shall make the selection on behalf of such Founder, or in the absence or incapacity of such Founder's spouse, such Founder's adult children by majority vote shall make the selection on behalf of such Founder, or in the absence of adult children of such Founder or their inability to act by majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by such Founder and which holds more shares of all classes of capital stock of the Corporation than any other revocable living trust created by such Founder shall make the selection on behalf of such Founder, or in absence of any such successor trustee, the legal guardian or conservator of the estate of such Founder shall make the selection on behalf of such Founder.

1.9   ~~1.7~~ "*Final Conversion Date*" means:

(a)   the date specified by the holders of two-thirds of the then outstanding shares of Class B Common Stock, voting as a separate class;

(b)   the first date on which the number of outstanding shares of Class B Common Stock represents less than five percent (5%) of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock; or

(c)   the date that is nine months after the death or Disability of the last to die or become Disabled of the Founders, provided, that such date may be extended but not for a total period of longer than eighteen (18) months from the last applicable death or Disability to a date approved by a majority of the Independent Directors then in office.

1.10   ~~1.8~~ "*Founder*" means either Andrew Houston or Arash Ferdowsi.

1.11   ~~1.9~~ "*Independent Directors*" means the members of the Board designated as independent directors in accordance with the Listing Standards.

1.12   ~~1.10~~ "*IPO Date*" means March 23, 2018.

APPENDIX B (continued)

1.13 ~~1.11~~ "*Liquidation Event*" means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Acquisition or Asset Transfer.

1.14 ~~1.12~~ "*Listing Standards*" means (i) the requirements of any national stock exchange under which the Corporation's equity securities are listed for trading that are generally applicable to companies with common equity securities listed thereon or (ii) if the Corporation's equity securities are not listed for trading on a national stock exchange, the requirements of the New York Stock Exchange generally applicable to companies with equity securities listed thereon.

1.15 "*NRS*" means Chapters 78 and 92A of the Nevada Revised Statutes, as amended from time to time, and any successor statutes.

1.16 ~~1.13~~ "*Parent*" of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.17 ~~1.14~~ "*Permitted Entity*" means, with respect to any Qualified Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section V.1.15(b) with respect to such Qualified Stockholder, so long as such Permitted Entity meets the requirements of the exception set forth in Section V.1.15 applicable to such Permitted Entity.

1.18 ~~1.15~~ "*Permitted Transfer*" means:

(a) with respect to any Founder, a Transfer from such Founder, from such Founder's Permitted Entities or from such Founder's Permitted Transferees, to such Founder's estate as a result of such Founder's death, to either Founder, to either Founder's Permitted Entities or to either Founder's Permitted Transferees; and

(b) any Transfer of a share of Class B Common Stock by a Qualified Stockholder to any of the Permitted Entities listed below and from any of the Permitted Entities listed below to such Qualified Stockholder or to such Qualified Stockholder's other Permitted Entities:

(i) a trust for the benefit of such Qualified Stockholder or persons other than the Qualified Stockholder so long as a Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided that in the event a Qualified Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each such share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(ii) a trust under the terms of which a Qualified Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code or a reversionary interest so long as a Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; provided, however, that in the event a Qualified Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each such share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iii) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the Qualified Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each such share of Class B Common Stock convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(iv)   a corporation in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient Voting Control in the corporation, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation; provided that in the event the Qualified Stockholder no longer owns sufficient shares or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, each such share of Class B Common Stock then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(v)   a partnership in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient Voting Control in the partnership, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership; provided that in the event the Qualified Stockholder no longer owns sufficient partnership interests or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such partnership, each such share Class B Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; or

(vi)   a limited liability company in which such Qualified Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient Voting Control in the limited liability company, or otherwise has legally enforceable rights, such that the Qualified Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company; provided that in the event the Qualified Stockholder no longer owns sufficient membership interests or no longer has sufficient legally enforceable rights to ensure the Qualified Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such limited liability company, each such share of Class B Common Stock then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock.

For the avoidance of doubt, to the extent any shares are deemed to be held by a trustee of a trust described in (i) or (ii) above, the Transfer shall be a Permitted Transfer and the trustee shall be deemed a Permitted Entity so long as the other requirements of (i) or (ii) above are otherwise satisfied.

1.19   1.16 "**Permitted Transferee**" means a transferee of shares of Class B Common Stock, or rights or interests therein, received in a Transfer that constitutes a Permitted Transfer.

1.20   1.17 "**Qualified Stockholder**" means (a) any registered holder of a share of the Delaware Corporation's Class B Common Stock immediately after the IPO Date; (b) the initial registered holder of any shares of the Delaware Corporation's Class B Common Stock that are originally issued by the Delaware Corporation after the IPO Date or any shares of Class B Common Stock that are issued by the Corporation after the effectiveness of these Articles, in each case, pursuant to the exercise or conversion of options or warrants or settlement of restricted stock units ("**RSUs**") that, in each case, were outstanding as the IPO Date or issued in connection with the Conversion, as applicable; (c) a Permitted Transferee; and (d) the initial registered holder of any shares of the Delaware Corporation's Class B Common Stock that were originally issued by the Delaware Corporation after the IPO Date in compliance with the certificate of incorporation of the Delaware Corporation or any shares of Class B Common Stock that are issued by the Corporation in connection with the Conversion or otherwise issued by the Corporation after the effectiveness of these Articles in compliance with these Articles.

1.21   1.18 "**Transfer**" of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise. A "**Transfer**" will also be deemed to have occurred with respect to all shares of Class B Common Stock beneficially held by an entity that is a Qualified Stockholder, if after the IPO Date there is a Transfer of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, such that the previous holders of such voting power no longer retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such entity. Notwithstanding the foregoing, the following will not be considered a "***Transfer***":

(a)   granting a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders solicited by the Board;

(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(c)   pledging shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee will constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer" at such time;

(d)   granting a proxy by a Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees to the other Founder to exercise Voting Control of shares of Class B Common Stock owned directly or indirectly, beneficially and of record, by such Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees, and the exercise of such proxy by such other Founder;

(e)   granting a proxy by a Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees to a person designated by such Founder and approved by a majority of the Independent Directors then in office, to exercise Voting Control of shares of Class B Common Stock owned directly or indirectly, beneficially and of record, by such Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees, or over which such Founder has Voting Control pursuant to proxy or voting agreements then in place, effective either (i) on the death of such Founder or (ii) during any Disability of such Founder, including the exercise of such proxy by such person;

(f)   granting a proxy to, or entering into a voting arrangement with, one or more Founders to exercise Voting Control of shares of Class B Common Stock owned directly or indirectly, beneficially and of record by any holder of Class B Common Stock in a form approved by a majority of the Independent Directors then in office;

(g)   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a "Transfer" at the time of such sale;

(h)   the fact that the spouse of any Qualified Stockholder possesses or obtains an interest in such holder's shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "Transfer"; and

(i)   entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event, provided that such Liquidation Event was approved by a majority of the Independent Directors then in office.

1.22   ~~1.19~~ "***Voting Control***" means, with respect to a share of capital stock or other security, the power (whether exclusive or shared) to vote or direct the voting of such security, including by proxy, voting agreement or otherwise.

1.23   ~~1.20~~ "***Voting Threshold Date***" means the first date on which the outstanding shares of Class B Common Stock represent less than a majority of the total voting power of the then outstanding shares of the Corporation entitled to vote generally in the election of directors.

1.24   ~~1.21~~ "**Whole Board**" means the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships.

2.   Identical Rights. Except as otherwise provided in these Articles or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and <u>other</u> distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting and other matters as described in <u>Section V.3</u> below), share ratably and be identical in all respects as to all matters, including:

2.1   Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends or <u>other</u> distributions, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Corporation legally available therefor, such dividends or <u>other</u> distributions as may be declared from time to time by the Board. Any dividends or <u>other</u> distributions paid to the holders of shares of Common Stock shall be paid *pro rata*, on an equal priority, *pari passu* basis, unless different treatment of the shares of any such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such applicable class of Common Stock treated adversely, voting separately as a class.

2.2   The Corporation shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Corporation unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock or Class C Common Stock if, and only if, a dividend payable in shares of Class B Common Stock and Class C Common Stock, as applicable, or rights to acquire shares of Class B Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of Class B Common Stock and Class C Common Stock at the same rate and with the same record date and payment date; (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock or Class C Common Stock if, and only if, a dividend payable in shares of Class A Common Stock and Class C Common Stock, as applicable, or rights to acquire shares of Class A Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock and Class C Common Stock at the same rate and with the same record date and payment date and (iii) dividends or other distributions payable in shares of Class C Common Stock or rights to acquire shares Class C Common Stock may be declared and paid to the holders of Class C Common Stock without the same dividend or distribution being declared and paid to the holders of Class A Common Stock or Class B Common Stock if, and only if, a dividend payable in shares of Class A Common Stock and Class B Common Stock, as applicable, or rights to acquire shares of Class A Common Stock or Class B Common Stock, as applicable, are declared and paid to the holders of Class A Common Stock and Class B Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Corporation from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3   If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3.   <u>Voting Rights</u>.

3.1   <u>Common Stock</u>.

(a)   <u>Class A Common Stock</u>. Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

APPENDIX B (continued)

(b) Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to ten (10) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

(c) Class C Common Stock. Except as required by law, the Class C Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter. For the avoidance of doubt, any right of the Class C Common Stock, or any holder thereof, to vote pursuant to NRS 78.2055(3) or, 78.207(3) or 78.390(2) is hereby specifically denied.

3.2 General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will vote together and not as separate series or classes.

3.3 Authorized Shares. The number of authorized shares of Common Stock or any class or series thereof may be increased or decreased (but not below (i) the number of shares of Common Stock or, in the case of a class or series of Common Stock, such class or series, then outstanding plus (ii) with respect to Class A Common Stock, the number of shares reserved for issuance pursuant to Section V.9) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a single class, irrespective of any applicable provisions of NRS 78.207(3) and NRS 78.390(2); provided, that the number of authorized shares of Class B Common Stock shall not be increased without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

3.4 Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, (i) prior to the Final Conversion Date, the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Corporation, (ii) from and after the Final Conversion Date, until the Class C Conversion Date, if any, the holders of the Class A Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company and (iii) from and after the Class C Conversion Date, if any, the holders of Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company.

4. Liquidation Rights. In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be a "distribution to stockholders" for the purpose of this Section V.4; provided, further, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such consolidation, merger or other transaction if the only difference in the per share consideration to the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock is that any securities distributed to the holder of a share of Class B Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and that any securities distributed to the holder of a share of Class C Common Stock have no voting rights or power.

5. Conversion of the Class B Common Stock. The Class B Common Stock will be convertible into Class A Common Stock as follows:

5.1 Each share of Class B Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on the Final Conversion Date.

5.2 With respect to any holder of Class B Common Stock, each share of Class B Common Stock held by such holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

APPENDIX B (continued)

(a)   on the affirmative written election of such holder or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic conversion would otherwise occur unless otherwise specified by such holder);

(b)   on the occurrence of a Transfer of such share of Class B Common Stock, other than a Permitted Transfer; or

(c)   with respect to Class B Common Stock held by a holder who is a natural person, or a Permitted Transferee or Permitted Entity of such natural person, upon the death of such natural person, provided, that solely with respect to each share of Class B Common Stock held of record by a Founder, such Founder's Permitted Entities or by such Founder's Permitted Transferees, upon the death or Disability of such Founder; _provided_, _however_, that, with respect to the shares of Class B Common Stock held of record by a Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees, each share of Class B Common Stock held of record by such Founder, such Founder's Permitted Entities or such Founder's Permitted Transferees shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon that date which is nine (9) months after the date of death or Disability of such Founder or such later date not to exceed a total period of eighteen (18) months after the date of death or Disability of such Founder as may be approved by a majority of the Independent Directors then in office, during which period Voting Control over such Founder's shares (including shares held of record by such Founder's Permitted Entities and Permitted Transferees) shall be exercised in accordance with any proxy or voting agreement entered into in accordance with Section V.1.18 of these Articles or, if no such proxy or voting agreement is in place at the time of such death or Disability, a person (including a person serving as trustee) previously designated by the Founder and approved by the Board may exercise Voting Control over the Founder's shares (including shares held of record by such Founder's Permitted Entities and Permitted Transferees) of Class B Common Stock; _provided, further_, that, if both Founders die and/or suffer a Disability simultaneously or the second Founder dies or suffers a Disability following the death or Disability of the other Founder, but prior to the conversion pursuant to this Section V.5.2(c) of the shares of Class B Common Stock held of record by such first Founder to die or become Disabled, his Permitted Entities or his Permitted Transferees, a person (including a person serving as trustee) previously designated by the Founders and approved by the Board may exercise Voting Control over the Founders' shares of Class B Common Stock (including shares held of record by such Founder's Permitted Entities and Permitted Transferees) and, in such instance, each such share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock (and the Final Conversion Date shall occur) upon that date which is nine (9) months after the date upon which both Founders died and/or suffered a Disability, or such later date not to exceed a total period of eighteen (18) months after the last applicable death or Disability as may be approved by a majority of the Independent Directors then in office.

6.   Conversion of the Class C Common Stock. Following the conversion or other exchange of all outstanding shares of Class B Common Stock into or for shares of Class A Common Stock, on the date or time (including a time determined by the happening of a future event) specified by the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class (the "**Class C Conversion Date**"), each outstanding share of Class C Capital Stock shall automatically, without further action by the Corporation or the holders thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock.

7.   Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Stock to Class A Common Stock, the conversion of Class C Common Stock into Class A Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Corporation as to whether or not a Transfer has occurred and results in a conversion to Class A Common Stock shall be conclusive and binding.

8.   Immediate Effect. In the event of and upon a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to Section V.5 or Class C Common Stock to Class A Common Stock pursuant to Section V.6, as applicable, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares, death or Disability, as applicable, occurred (in the case of a conversion of Class B Common Stock to Class A Common Stock) or immediately upon the Final Conversion Date (in the case of the conversion of Class B Common Stock into Class A Common

Stock) or immediately upon the Class C Conversion Date (in the case of the conversion of Class C Common Stock into Class A Common Stock), if any, subject in all cases to any transition periods specifically provided for in these Articles. Upon any conversion of Class B Common Stock or Class C Common Stock to Class A Common Stock in accordance with these Articles, all rights of the holder of shares of Class B Common Stock or Class C Common Stock shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

9.   Reservation of Stock Issuable Upon Conversion. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock and the Class C Common Stock, as applicable, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and Class C Common Stock, as applicable; and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock and Class C Common Stock, as applicable, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

10.   No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

11.   Preemptive Rights. No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

12.   Class B Protective Provisions. Prior to the Final Conversion Date, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or these Articles:

12.1   directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of these Articles inconsistent with, or otherwise alter, any provision of these Articles that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Common Stock;

12.2   reclassify any outstanding shares of Class A Common Stock or Class C Common Stock into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or, in the case of Class A Common Stock, the right to have more than one (1) vote for each share thereof and, in the case of Class C Common Stock, the right to have any vote for any share thereof, except as required by law;

12.3   issue any shares of Class B Common Stock (other than shares of Class B Common Stock originally issued by the Corporation after the IPO Date pursuant to the exercise or conversion of options or warrants or settlement of RSUs that, in each case, are outstanding as of the IPO Date);

12.4   authorize, or issue any shares of, any class or series of capital stock of the Corporation having the right to more than (1) vote for each share thereof; or

12.5   consummate a Liquidation Event.

ARTICLE VI
PREFERRED STOCK

1.   Rights of Preferred Stock. The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate of designation pursuant to NRS 78.1955 (such certificate being hereinafter referred to as a "***Preferred Stock Designation***"), to establish from time to time the number of

shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

2.   Vote to Increase or Decrease Authorized Shares. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of ~~a majority of the voting power of all of~~ the outstanding shares of stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of any applicable provisions of NRS ~~78.390(2)~~78.207(3) and NRS 78.390(2) (and, except as set forth in any Preferred Stock Designation, any right to vote thereon as a separate class pursuant to NRS 78.207(3) and NRS 78.390(2) is hereby specifically denied).

ARTICLE VII
BOARD OF DIRECTORS

1.   Board Size. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors that constitutes the entire Board shall be fixed by, or in the manner provided in, the ~~Bylaws~~bylaws of the Corporation (as amended and/or restated from time to time, the "***Bylaws***"). At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders' meeting called and held in accordance with the NRS.

2.   Board Structure. From and after the Voting Threshold Date, the directors, other than any who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the date on which the classified Board becomes effective (the "***Classified Board Effective Date***"), the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Classified Board Effective Date, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Classified Board Effective Date. At each annual meeting of stockholders, commencing with the first regularly scheduled annual meeting of stockholders following the Classified Board Effective Date, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office for a three year term and until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Prior to the Classified Board Effective Date, all directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders (except, for the avoidance of doubt, as provided in this Section VII.2 in the event a Classified Board Effective Date occurs) and until his or her successor shall have been duly elected and qualified. Notwithstanding the foregoing provisions of this Article VII, whether before or after the Classified Board Effective Date, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. From and after the Classified Board Effective Date, if the number of directors is thereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the Board, whether before or after the Classified Board Effective Date, shall shorten the term of any incumbent director.

3.   Removal; Vacancies. Any director may be removed from office by the stockholders of the Corporation as provided in NRS 78.335. Vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board, and not by stockholders. A person elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VIII
MANAGEMENT OF BUSINESS AND CONDUCT OF AFFAIRS

APPENDIX B (continued)

1.   The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

2.   <u>Board Power</u>. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred by statute or by these Articles or the Bylaws ~~of the Corporation~~, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

3.   <u>Written Ballot</u>. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws ~~of the Corporation~~.

4.   <u>Amendment of Bylaws</u>. In furtherance and not in limitation of the powers conferred by the NRS, the Board is expressly authorized to adopt, amend or repeal the Bylaws ~~of the Corporation~~.

5.   <u>Special Meetings</u>. Special meetings of the stockholders may be called only by (i) the Board pursuant to a resolution adopted by a majority of the Whole Board; (ii) the chairman of the Board; (iii) the chief executive officer of the Corporation; (iv) the president of the Corporation (in the absence of a chief executive officer); or (v) prior to the Final Conversion Date, the holders of at least thirty percent (30%) of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a single class and acting in compliance with the Bylaws ~~of the Corporation~~.

6.   <u>Availability of Stockholder Action by Written Consent</u>. Subject to the rights of the holders of any series of Preferred Stock, from and after the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Subject to the rights of the holders of any series of Preferred Stock, before the Voting Threshold Date, any action required or permitted to be taken by the stockholders of the Corporation may be taken without a meeting only if the action is first recommended or approved by the Board.

7.   <u>No Cumulative Voting</u>. No stockholder will be permitted to cumulate votes at any election of directors.

8.   <u>No Reliance on the Controlled Company Exemption</u>. At any time during which shares of capital stock of the Corporation are listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market or any successor markets or exchanges, the Corporation shall not rely upon the Controlled Company Exemption.


ARTICLE IX
LIMITATION OF LIABILITY


The liability of directors and officers of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS. Without limiting the effect of the preceding sentence, if the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended. Neither any amendment nor repeal of this <u>Article IX</u>, nor the adoption of any provision of these Articles inconsistent with this <u>Article IX</u>, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director <u>or officer</u> of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.


ARTICLE X
SEVERABILITY AND AMENDMENT


1.   If any provision of these Articles becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from these Articles, and the court will replace such illegal, void or unenforceable provision of these Articles with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of these Articles shall be enforceable in accordance with its terms.

APPENDIX B (continued)

2.   Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of these Articles or any provision of law that might otherwise permit a lesser vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by these Articles, (i) prior to the Final Conversion Date, (a) the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal any provision contained in these Articles or adopt any new provision of these Articles and (b) the affirmative vote of a majority of the outstanding shares of Class A Common Stock and the affirmative vote of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class, shall be required to amend or repeal, or adopt any provision of these Articles inconsistent with, Article V or this clause (i)(b) of Article X of these Articles (except in either case by virtue of a filing of a Preferred Stock Designation, but subject to any vote required by law or by other provisions of these Articles with respect to such Preferred Stock Designation), and (ii) from and after the Final Conversion Date, the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of these Articles inconsistent with, Article VII, Article VIII or this Article X.

APPENDIX B (continued)

ARTICLE XI
LIMITED WAIVER OF JURY TRIAL

To the fullest extent not inconsistent with any applicable U.S. federal laws, any and all "internal actions" (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact and not before a jury. This Article XI shall conclusively operate as a waiver of the right to trial by jury by each party to any such internal action.

*   *   *   *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File Number 001-38434

Dropbox, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**26-0138832**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

Dropbox, Inc.
1800 Owens Street
San Francisco, California 94158
(Address of principal executive offices, including zip code)
(415) 930-7766
(Registrant's telephone number, including area code)

Title of each class	**Trading Symbol(s)**	**Name of exchange on which registered**
Class A Common Stock, par value $0.00001 per share	DBX	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on June 30, 2025 as reported by the NASDAQ Global Select Market on such date was approximately $3,097.8 million. Shares of the registrant's Class A common stock held by each executive officer, director and holder of 5% or more of the outstanding Class A common stock have been excluded as such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 13, 2026, there were 165,704,072 shares of the registrants' Class A common stock outstanding (which includes 8,266,666 shares of Class A common stock subject to restricted stock awards that were granted pursuant to the Co-Founder Grant, and vest upon the satisfaction of a service condition and achievement of certain stock price goals and 22,427 shares of Class A common stock subject to restricted stock awards that were granted to other Dropbox executives and vest upon the satisfaction of a service condition), 75,484,246 shares of the registrant's Class B common stock outstanding, and no shares of the registrant's Class C common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated herein by references in Part II and Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

		Page
Part I		

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- Our future financial performance, including trends in revenue, costs of revenue, gross profit or gross margin, operating expenses, paying users, annual recurring revenue, average revenue per user, free cash flow, and the assumptions underlying such trends;

- Our ability to attract and retain users and convert users to paying users;

- Our ability to prevent security breaches and our liability or other potential legal, regulatory, or reputational consequences of any unauthorized access to our data or our customer data;

- Our ability to prevent any significant disruption of service on our platform or loss of content;

- Our ability to compete successfully in competitive markets;

- Our expectations regarding the potential impacts of permanent global remote or distributed work, on our business, the business of our customers, suppliers and partners, and the economy;

- The demand for our platform or for content collaboration solutions in general;

- Our ability to effectively integrate our platform with others;

- Our ability to respond to rapid technological changes, including our ability to take advantage of potential market opportunities arising from what we believe to be a more permanent shift towards remote or distributed work;

- Our ability to achieve or maintain profitability;

- Our expectations around future growth;

- Our ability to successfully introduce new products and features;

- Our ability to effectively invest in the development of new products and technologies;

- Our ability to attract, retain, integrate, and manage key and other highly qualified personnel, including as a result of our Virtual First work model with an increasingly distributed workforce;

- Our capital allocation plans, including expected allocations of cash and timing for our share repurchases and other investments;

- Our expectations regarding the challenges and anticipated benefits to our business from our Virtual First work model as well as the impact to our financial results and business operations as a result of this model;

- Our expectations regarding general economic, political, and market trends and their respective impacts on our business;

- The effects of new or modified laws, policies, taxes, and regulations on our business;

- Our ability to maintain, protect, and enhance our intellectual property;

- The sufficiency of our cash and cash equivalents to meet our liquidity needs; and

- Acquisitions of companies and assets, including our ability to successfully integrate and realize the anticipated benefits of such acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

SUMMARY OF RISK FACTORS

Below is a summary of the principal factors that could materially harm our business, operating results and/or financial condition, impair our future prospects or cause the price of our Class A common stock to decline. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the Securities and Exchange Commission ("SEC") before making an investment decision regarding our Class A common stock.

- Our rate of growth has declined and we have experienced negative growth in past periods. If we do not successfully execute our plan for future growth, our growth rate may continue to decline and we may continue to experience negative growth in future periods.

- Our business depends on our ability to attract and retain users, convert users to paying users and upgrade paying users, and any decline in acquisitions, renewals or upgrades could adversely affect our future results of operations.

- We have in the past and may continue to experience privacy and data security breaches or incidents.

- Our business could be harmed by any significant disruption of service on our platform or loss of content.

- We operate in competitive markets, and we must continue to compete effectively.

- Failure to respond to rapid technological changes, extend our platform, or develop new features or products may harm our ability to compete effectively, which would adversely affect our business.

- Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

- We generate revenue from sales of subscriptions to our platform, and declines in demand for our platform, or for content collaboration solutions in general, could negatively impact our business.

- We depend on our key personnel and other highly qualified personnel, and if we fail to attract, integrate, and retain our personnel, and maintain our unique corporate culture, our business could be harmed.

- We operate with a Virtual First workforce and the long-term impact of this model on our financial results and business operations remains uncertain.

- Our business may be significantly impacted by a change in general economic, political, and market conditions, including any resulting effect on consumer or business spending.

- Our lack of a significant outbound sales force may limit the potential growth of our business.

- Our revenue growth rate has declined in recent periods and may continue to slow in the future.

- We may increase expenses in the future, and we may not be able to achieve or maintain profitability in future periods.

- Servicing our indebtedness under our term loan facility, 2026 Notes and 2028 Notes (as defined below) may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the term loan facility, 2026 Notes, or 2028 Notes.

PART I.

ITEM 1. BUSINESS

Overview

Dropbox, Inc. (the "Company", "we", or "us") is the one place to keep life organized and keep work moving.

We were founded in 2007 with a simple idea: Life would be a lot better if everyone could access their most important information anytime from any device. We've largely accomplished that mission by building tools to help people work from anywhere—and along the way we recognized that for most of our users, sharing and collaborating on the Dropbox, Inc. platform ("Dropbox") was even more valuable than storing files.

Our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. Today, we are focused on reimagining the way work gets done by reducing the inordinate amount of time and energy the world spends on "work about work"—tedious tasks like searching for content, switching between applications, and managing workflows. We believe the need for our platform will continue to grow as teams become more fluid and global, and content is increasingly fragmented across incompatible tools and devices. Dropbox breaks down silos by centralizing the flow of information between the products and services our users prefer, even if they're not our own. In a world where using technology at work can be fragmented and distracting, Dropbox makes it easy to focus on the work that matters.

By solving these universal problems, we've become invaluable to our users. The popularity of our platform allows us to scale efficiently. We've built a thriving global business with 18.08 million paying users as of December 31, 2025.

What Sets Us Apart

From our founding, we've focused on simplifying the lives of our users. In a world where business software can be frustrating to use, challenging to integrate, and expensive to sell, we take a different approach. As businesses around the world adapt to a distributed environment, we are at the forefront of developing the technology to support them. We provide tools to help distributed teams prioritize, get organized, and keep work moving securely—from anywhere.

Simple and intuitive design

While traditional tools developed in the desktop age have struggled to keep up with evolving user demands, Dropbox was designed for the cloud era. We build simple, beautiful products that bring joy to our users and make it easier for them to do their best work.

Open ecosystem

Because people use a wide variety of devices, tools and platforms, Dropbox works across the devices, operating systems, and apps users want—from Android to iOS, Windows, Mac, desktop, and mobile. We also integrate seamlessly with other products, integrating with partners including Microsoft, Zoom, Slack (now part of Salesforce), BetterCloud, Atlassian, Google and a variety of productivity, collaboration, data management, and security vendors.

Viral, bottom-up adoption

Every year, millions of users sign up for Dropbox. Bottom-up adoption within organizations has been critical to our strategy and success as users increasingly choose their own tools at work. We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website.

Performance and security

Our custom-built infrastructure allows us to maintain high standards of performance, availability, and security. Dropbox is built on proprietary, block-level sync technology to achieve industry-leading performance. We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. We also offer numerous layers of protection, from secure file data transfer and encryption to network configuration and application-level controls.

Our Solution

Dropbox allows individuals, teams, and organizations to collaborate more effectively and focus on the work that matters. Anyone can sign up for free through our website or app, and upgrade to a paid subscription plan for premium features. Our customers include individuals, families, teams, and organizations of all sizes, from freelancers and small businesses to Fortune 100 companies. They work across a wide range of industries, including professional services, technology, media, education, industrial, consumer and retail, and financial services. Within companies, our platform is used by all types of teams and functions, including sales, marketing, product, design, engineering, finance, legal, and human resources.

Key elements of our platform

- *Unified home for content.* We provide a unified home for the world's content and the relevant context around it. To date, our users have added hundreds of billions of pieces of content to Dropbox, totaling over multiple exabytes of data. When users adopt the Dropbox platform, they gain access to a digital workspace that supports the full content lifecycle—they can create and organize their content, access it from anywhere, share it with internal and external collaborators, and review feedback and history.

- *Global sharing network.* We've built one of the largest collaboration platforms in the world. We cater to the needs of dynamic, dispersed teams. The overwhelming majority of our customers use Dropbox to share and collaborate. More users benefit from frictionless sharing, and powerful network effects increase the utility and stickiness of our platform.

- *Product experiences and integrations.* The insights we glean from our community of users and our deep integrations with best-of-breed companies lead us to develop or acquire new product experiences and extend the capabilities of our platform. Products like Dropbox Backup, Dropbox Sign, DocSend, Dropbox Dash ("Dash"), Dropbox Replay, Dropbox Transfer, and Reclaim.ai, Inc. ("Reclaim") and deep integrations with companies like Microsoft, Zoom, Atlassian, Slack (now part of Salesforce), BetterCloud and Google help us provide our users with the functionality they need to do their best work. Machine learning further improves the user experience by enabling more intelligent search, better organization, and utility of information. We have also made investments in developing products that incorporate artificial intelligence ("AI") technologies, further expanding the value of our platform and deepening user engagement. Additionally, our strategic partnerships with AI-focused companies strengthen our ability to drive AI-powered innovation and reimagine digital collaboration.

These elements reinforce one another to produce a powerful flywheel effect. As users create and share more content with more people, they expand our global sharing network. This network allows us to gather insights and feedback that help us create new product experiences. And with our scale, we can instantly put these innovations in the hands of millions. This, in turn, helps attract more users and content, which further propels the flywheel.

Our Capabilities

Dropbox is a single organized place where individuals and teams can create content, access it from anywhere, and share it with collaborators. The power of our platform lies in the breadth of our capabilities and the diverse ways our users make Dropbox work for them. We monetize through a range of subscription plans. Our platform capabilities are described below:

Create

Paper. With Dropbox Paper, users can co-author content, tag others, create timelines, assign tasks with due dates, embed and comment on files, tables, checklists, code snippets, and rich media—all in real-time. We designed Paper to be simple and beautiful so users can focus on the most important ideas and tasks at hand.

Doc scanner. The doc scanner in our mobile app lets users create content in Dropbox from hard copies. This includes transforming everything from printed materials to whiteboard brainstorming sessions into digital documents that users can edit and share. We apply proprietary machine learning techniques to automatically detect the document being scanned, extract it from the background, fit it to a rectangular shape, remove shadows, adjust the contrast, and save it as a PDF or image file. For Dropbox Business teams, scanned content is analyzed using Optical Character Recognition so text within these scans is searchable in Dropbox.

Access and organize

Search. Dropbox has powerful search capabilities that allow users to quickly find the files and folders they need. Our autocomplete technology surfaces and prioritizes content based on users' previous activity. For Dropbox Plus, Professional, and Business users, full text search allows users to scan the entire content of their files.

Rich previews. Rich previews allow users to easily interact with files across any device without having to open different applications. Users can comment on, annotate, review, and present files, and see who viewed and edited them. We support previews of over 300 file types, and Dropbox users currently preview files tens of millions of times every day.

Version history. As paying users work on files, our servers keep snapshots of all their changes. Users can see a file's complete version history to reference and retrieve older versions, with version histories retained for up to 365 days for paying users, depending on the users' subscription.

Third-party ecosystem. Our open and thriving ecosystem fosters deeper relationships with our users and developers. Developers can build applications that connect to Dropbox through our DBX Developer Platform. For example, email apps can plug into Dropbox to send attachments or shared links, video-conferencing apps allow users to start meetings and share content natively from Dropbox, and eSignature apps give users the ability to manage and maintain contract workflows all from within Dropbox. As of December 31, 2025, Dropbox received over 75 billion API calls per month and just over 1,000,000 developers had registered and built applications on our platform. In addition, more than 80% of Dropbox Business teams have linked to one or more third-party applications.

Rewind. Dropbox Rewind is a tool that lets a user take a folder, or their entire account, back to a specific point in time. The tool uses version history to undo changes made to files and folders, and can recover any file edits or deletions up to the last 365 days, depending on the users' subscription.

Dropbox Backup. Dropbox Backup automatically syncs folders on a user's computer to the cloud. When turned on, files on the user's PC or Mac are continuously backed up on the cloud. Any changes made in synced folders are automatically updated in the Dropbox account and on the hard drive. Dropbox Backup allows users to get up-to-date versions of files stored on the user's PC or Mac from anywhere and from any device instantly. Content is secure in the cloud, no matter what happens to the user's computer.

Dash. Dropbox Dash is an AI-powered, universal search tool that enables teams to find, organize, share, and manage content across Dropbox and other connected third-party applications from a single interface. Dash uses AI to surface relevant results and insights across connected content while respecting existing permissions and security controls.

Reclaim. Reclaim is an AI-powered scheduling tool that helps companies prioritize tasks and coordinate schedules with a calendar app.

Share

Folders. There are three types of folders in Dropbox: private, shared, and team folders. A private folder allows an individual to sync files between devices. A shared folder allows users to quickly and easily start a project space for group collaboration. A team folder, which is only available for Dropbox Business teams, is a central, administrator-managed hub where they can store and collaborate on content.

Shared links. Users can share files and folders with anyone, including non-Dropbox users, by creating a Dropbox link. Once created, the link can be sent through email, text, Meta, X, instant message, or other channels. The recipient can view the file with a rich preview or see all the files in a shared folder. Dropbox Professional subscribers and Dropbox Business teams can set passwords and expiration dates and specify whether recipients can comment on or download the files.

Transfer. Dropbox Transfer gives users a quick and secure way to send large files or collections of files to anyone. With Transfer, users can send up to 100 GB of files in just a few clicks, depending on the users' subscription. Users also have the option to drag and drop files to upload from their computer, or add items stored in Dropbox. After creating a transfer, users receive a link that can be pasted anywhere and sent to anyone. Recipients receive copies of the files, so the sender's originals remain untouched.

File requests. With file requests, users can invite anyone to submit files into a specified Dropbox folder through a simple link—regardless of whether the recipient has a Dropbox account. File requests are ideal for tasks such as collecting bids from contractors or requesting submissions from coworkers and clients. All submitted files are organized into a Dropbox folder that's private to the requesting user.

Watermarking. Our Dropbox watermarking feature allows users to protect and share digital files quickly and easily. The watermark feature can be used to protect graphic designs, confidential contracts, and personal photographs. Users can create their own custom watermark and watermark any file without leaving Dropbox.

DocSend. DocSend is a secure document sharing and analytics platform that gives customers visibility into what happens to their documents after they send them. DocSend technology enables customers to track who opens their documents and how much time they spend on each page, protect documents with security features like email verification and viewer whitelisting, and share multiple documents with a single link.

Collaborate

Comments and annotations. Dropbox comments and annotations marry content with the conversations and relevant context around it. Instead of being scattered across separate silos, such as email and chat, the editing and development of content are tied to a file. Users can give feedback on specific parts of files through a rich, innovative overlay on our web and mobile platforms.

File activity stream. An activity feed lives next to every file preview on our web interface and in the desktop app, telling users what's happening with a file. The feed shows when someone opens a file, edits a file, or shares a file.

Notifications. We use real-time notifications across all our channels—web, desktop, email, and mobile—to keep users up-to-date on what's happening with their work. Users can choose to be notified when someone opens, edits, shares, or comments on a file, or adds a file to their shared folders.

Viewer information and presence. On both file previews and Paper docs, Dropbox shows users in real-time who's viewing a doc and when a doc was last viewed by other users. On desktop, the Dropbox badge is a subtle overlay to Microsoft Word, Excel, and PowerPoint that lets users know if someone opens or edits the file they're working in. The Dropbox badge gives users real-time insight into how others are interacting with their content, bringing modern collaboration features often found only in web-based documents to desktop files.

Dropbox Sign. Dropbox Sign is an eSignature and document workflow platform that enables customers to easily sign, send, and receive documents through its intuitive web and mobile based interfaces. Once documents are signed, copies automatically sync to the user's Dropbox account.

FormSwift. FormSwift is a cloud-based service that gives individuals and businesses a simple solution to create, complete, edit, and save critical business forms and agreements.

Secure

Security protections. We employ strong protections for all of the data on our platform.

- *Encryption*. Dropbox file data at rest is encrypted using 256-bit Advanced Encryption Standard, or AES. To protect data in transit between Dropbox apps such as desktop, mobile, API, or web and our servers, Dropbox uses Secure Sockets Layer, or SSL, and Transport Layer Security, or TLS, for data transfer, creating a secure tunnel protected by 128-bit or higher AES encryption.

- *File recovery*. Every deletion event in Dropbox is recorded, including when groups of files are deleted. Users can easily recover files through our web interface. Dropbox Plus subscribers may recover prior versions for up to 30 days after deletion, and Dropbox Professional and Dropbox Business subscribers may recover prior versions for up to 180 days after deletion.

Administrator controls. Dropbox Business team administrators have many ways to customize security settings in both global and granular ways, including real-time detections of suspicious behavior, risky activity, and potential data leaks.

- *Sharing permissions*: Team administrators can set up and monitor how their members share team folders, and can set sharing permissions on all folders, sub-folders, and links through the sharing tab.

- *Remote device wipe*: Team administrators can delete their organization's Dropbox content from a member's linked devices, which is especially useful should someone lose a device or leave the team.

- *Audit log*: Team administrators can monitor which members are sharing files and logging into Dropbox, among other events. They can review activity logs, create full reports for specific time ranges, and pull activity reports on specific members. Advanced and Enterprise team administrators have access to audit logs with file-event tracking.

- *Device approvals*: Advanced and Enterprise team administrators can manage how members access Dropbox on their devices.

- *Tiered administrator roles*: Advanced and Enterprise teams have the ability to set multiple administrator roles, each with a different set of permissions.

- *Network control*: Enterprise team administrators can restrict personal Dropbox usage on their organization's network.

Third-party security integrations. We've partnered with industry-leading third parties to enable us to provide a wide range of IT processes and satisfy industry compliance standards, including:

- *Security information and event management*: Allows Dropbox Business administrators to oversee and manage employee activity, and access sensitive data through the administrator page.

- *Data loss prevention*: Protects sensitive data like personally identifiable information and payment card industry data stored in Dropbox Business accounts.

- *eDiscovery and legal hold*: Enables secure search and the ability to collect and preserve electronically stored information in Dropbox Business accounts.

- *Digital rights management*: Provides third-party encryption for company data stored in Dropbox Business accounts.

- *Data migration and on-premises backup*: Assists in transferring large amounts of data between locations and securing sensitive information with on-site data backup.

- *Identity management*: Allows companies to keep their Dropbox Business team authenticated with an external identity provider like Active Directory.

Our Subscription Plans

We offer a range of subscription plans for our users, including a free, Basic plan, paid Personal plans, and Business plans.

Our Customers

We've built a thriving global business with 18.08 million paying users. As of December 31, 2025, we had approximately 575,000 paying Dropbox Business teams. Our customer base is highly diversified, and in 2025, 2024, and 2023, no customer accounted for more than 1% of our revenue. Our customers include individuals, families, teams, and organizations of all sizes, from freelancers and small businesses to Fortune 100 companies. They work across a wide range of industries, including professional services, technology, media, education, industrials, consumer and retail, and financial services. Within companies, our platform is used by all types of teams and functions, including sales, marketing, product, design, engineering, finance, legal, and human resources.

How we support our customers

All of our users can access support through the following resources:

- *Help center*: Provides an online repository of helpful information about our platform, responses to frequently asked questions, and best practices for use.

- *Community support*: Facilitates collaboration between users on answers, solutions, and ideas about our platform in an online community.

- *Social media support*: Provides users real-time product and service updates, and offers tips and troubleshooting information.

- *Guided troubleshooting*: Offers step-by-step instructions to resolve common questions and provides a portal to submit help requests for questions that aren't otherwise addressed.

We also offer additional levels of support for our paying users depending on the subscription plan they choose.

Our Sales and Marketing Approach

As users share content and collaborate on our platform, they introduce and invite new users, driving growth. We generate over 90% of our revenue from self-serve channels, which limits customer acquisition costs.

We've developed an efficient marketing function that's focused on building brand awareness and reinforcing our self-serve model.

Our goal is to rapidly demonstrate the value of our platform to our users in order to convert them to paying users and upgrade them to our premium offerings. This includes introducing capabilities such as Dropbox Dash, our AI-powered universal search tool, which enables users to find, organize, share, and manage content across Dropbox and other connected third-party applications from a single interface. We reach them through in-product prompts and notifications, time-limited trials of paid subscription plans, email, and lifecycle marketing. Each year, hundreds of millions of devices—including computers, phones, and tablets—are actively connected to the Dropbox platform, representing a large number of touchpoints to communicate with our users. We complement our self-serve strategy with targeted outbound sales to pursue organizations best suited to our product.

Once prospects are identified, our sales team works to broaden adoption of our platform into wider-scale deployments. We also acquire some users through paid marketing and distribution partnerships in which hardware manufacturers pre-install our software on their devices.

Our Technology Infrastructure and Operations

Our users trust us with their most important content, and we focus on providing them with a secure and easy-to-use platform. More than 90% of our users' data is stored on our own custom-built infrastructure, which has been designed from the ground up to be reliable and secure, and to provide annual data durability of at least 99.999999999%. We have datacenter co-location facilities in Oregon, Texas, Virginia, Paris and Hamburg.

We also utilize Amazon Web Services ("AWS") for the remainder of our users' storage needs and to help deliver our services. These AWS datacenters are located in the United States, Australia, Europe, and Japan, which allows us to localize where content is stored. Our technology infrastructure, combined with select use of AWS resources, provides us with a distributed and scalable architecture on a global scale.

We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Incremental backups are performed hourly and full backups are performed daily. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region.

We make investments in technology both to improve our existing products and services and to develop new ones. We have made, and continue to make, investments in developing products that will incorporate AI, such as Dash.

Our Commitment to Security, Privacy and Legal Compliance

Trust is the foundation of our relationship with our users, and we take significant measures every day to protect their privacy and security.

Security

Our sophisticated infrastructure is designed to protect our users' content while it is transferred, stored, and processed. We offer multiple layers of protection, including secure file data transfer, encryption, network configuration, and application-level controls. For Dropbox Business teams, our tools also empower administrators with control and visibility features that allow them to customize our platform to their organizations' needs. Our information security policies and management framework are designed to build a culture of security, and we continually assess risks and improve the security, confidentiality, integrity, and availability of our systems. We voluntarily engage third-party security auditors to test our systems and controls at least annually against the most widely recognized security standards and regulations. We also encourage and support independent research through our bug bounty program, where we work with leading security researchers from around the world to maintain the high standards of security our users have come to expect.

Dropbox supports HIPAA and HITECH compliance. We sign business associate agreements with our customers who require them in order to comply with the Health Insurance Portability and Accountability Act, or HIPAA, and the Health Information Technology for Economic and Clinical Health Act, or HITECH. We also offer a HIPAA assessment report performed by an independent third party.

Privacy

We are committed to keeping user data private, and are subject to a number of privacy laws and regulations such as the European Union's General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA") in the U.S. These laws and regulations impose increasingly numerous, complex obligations on us. To address our obligations under such privacy laws and regulations, we operate a robust privacy program and have appointed a Data Protection Officer. Our privacy policy details how we process our users' personal data as well as the steps we take to protect it. For third-party developers that create applications that connect to Dropbox, we also set forth terms and guidelines that explain their obligation to protect the privacy of our users' personal data.

Other Government Regulations

We are subject to compliance with various laws and regulations. These include those covering copyright, indecent content, child protection, and similar matters regarding the content stored and created on our platform as well as consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto renewal. In addition to laws and regulations governing content stored and created on our platform and consumer protection, we are also subject to anti-corruption laws and export and import regulations. The laws in these areas are often in a state of flux and can vary widely between jurisdictions. To comply with and manage our obligations under such laws and regulations, we track relevant legislative, regulatory, and contractual requirements. In addition, we have instituted processes and policies to ensure we review our business practices for appropriate compliance with such requirements.

Our Competition

The market for content collaboration platforms is competitive and rapidly changing. Certain features of our platform compete in the cloud storage market with products offered by Microsoft, Amazon, Apple, Google, and Adobe and in the content collaboration market with products offered by Microsoft, Atlassian, Slack (now part of Salesforce) and Google. On a more limited basis, we compete with Box in the cloud storage market for deployments by large enterprises as well as in the e-signature market along with Adobe and DocuSign and in the AI content search market along with Glean, Guru and Notion. We also compete with smaller private companies that offer point solutions in the cloud storage market or the content collaboration market.

We believe that the principal competitive factors in our markets include the following:

- user-centric design;
- ease of adoption and use;
- scale of user network;
- features and platform experience;
- performance;
- brand;
- security and privacy;
- accessibility across several devices, operating systems, and applications;
- third-party integration;
- customer support;
- continued innovation;
- pricing
- investments in AI; and
- macroeconomic trends.

We believe we compete favorably across these factors, however, some of our competitors may have greater name recognition, longer operating histories, more varied services, the ability to bundle a broader range of products and services, larger marketing budgets, established marketing relationships, access to larger user bases, major distribution agreements with hardware manufacturers and resellers, and greater financial, technical, and other resources.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on patents, patent applications, trademarks, copyrights, trade secrets, know-how license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, and other contractual rights to establish and protect our proprietary rights. In addition, from time to time we've purchased patents, inbound licenses, trademarks, domain names, and patent applications from third parties.

We have over 1,900 issued patents and more than 280 pending patent applications in the United States and abroad. These patents and patent applications seek to protect our proprietary inventions relevant to our business. In addition, we license a number of key third-party patents in the file collaboration, storage, syncing, and sharing markets.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as www.dropbox.com, and similar variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

Human Capital

At Dropbox, we believe that the world can work better. But that starts with us: building a team that emphasizes the kindness and collaboration needed to grow. We believe the strength of our workforce is one of the most significant contributors to our success. As of December 31, 2025, we had 2,113 full-time employees. Of our full-time employees, 1,612 were located in the United States and 501 were employees located outside of the United States. None of our employees are represented by a labor union, except to the extent certain employees outside the United States are represented by national trade unions or local works councils. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Virtual First

We operate in a Virtual First work model pursuant to which remote work is the primary experience for all of our employees. As a result, we have seen our workforce become more distributed over time. Teams also meet in person several times a year, using repurposed real estate called "Dropbox Studios" or flexible workspaces known as "On-Demand Spaces." Part of Virtual First includes empowering our employees to adopt flexible working arrangements and providing tools for efficient remote collaboration and continuing to provide opportunities for in-person collaboration at "Dropbox Studios" or "On-Demand Spaces." Additionally, we provide our employees with a quarterly allowance that can be used to cover expenses related to health and fitness, family and caregiver support, productivity and ergonomics, financial wellness, and learning and development programs, as well as resources to support their effectiveness in their work environments.

Compensation and Benefits Program

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business, contribute to our strategic goals and create long-term value for our stockholders. We provide employees with competitive compensation packages that include base salary, annual incentive bonuses, 401(k) with a company match up to a specific threshold, and equity awards which align the interests of our employees with our stockholders. Our competitive benefits package includes medical, dental, vision, life and disability plans. In addition to these core benefits, we also provide enhanced mental health benefits, family formation benefits and our adoption and surrogacy assistance program. Our comprehensive programs also provide various leave benefits - including paid parental leave for all eligible employees.

Employee Wellness and Safety

We recognize the importance of the well-being of our employees. With our Virtual First work model, we remain committed to supporting their wellness and development. A component of our comprehensive health and wellness benefits package to all employees includes time-off opportunities as well as mental and physical wellness benefits. We conduct a bi-annual employee satisfaction survey to gather candid feedback from employees with focus on areas such as experience with our managers, wellness initiatives, career and company initiatives. Survey results are reviewed extensively and become part of our action plans at all levels of the organization.

In addition, the safety of our employees is paramount to our success. We have a physical security policy applicable to all our employees with a global physical security team that is empowered to protect the safety of our employees in the event of emergencies or disasters.

Learning and Development

We want all of our employees to have thriving careers where they grow and develop in meaningful ways. We develop and provide access to internal learning and development resources to assist in professional development in various ways such as skills-building programs, on-demand learning options, mentoring programs, and leadership development courses. We launched an AI Academy with multiple tracks in 2025 to help all Dropboxers learn to use AI responsibly and more proficiently to be more productive in their roles. We also offer extensive onboarding and training programs to prepare our employees at all levels for career progression and individual development.

Community

We empower our employees to give back to their communities by providing paid volunteer time off, matching a portion of employee donations to nonprofits, and making product donations to nonprofit organizations nominated by our employees.

Corporate Information

We were incorporated in May 2007 as Evenflow, Inc., a Delaware corporation, and changed our name to Dropbox, Inc. in October 2009. In March 2025, we reincorporated in the state of Nevada. Our principal offices are located at 1800 Owens Street, San Francisco, California, 94158, and our telephone number is (415) 930-7766. Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol "DBX."

Available Information

Our website is located at http://www.dropbox.com/, our investor relations website is located at http://investors.dropbox.com/, and our blog is located at https://blog.dropbox.com/topics/news. We have used, and intend to continue to use, our investor relations website, our blog, press releases, public conference calls and webcasts to disclose material non-public information and to comply with our disclosure obligations under Regulation FD. The following filings are available through our investor relations website after we file them with the SEC: Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and our Proxy Statement for our annual meeting of stockholders. These filings are also available for download free of charge on our investor relations website. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment. In addition, any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. This situation continues to evolve, and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Operations

Our rate of growth has declined and we have experienced negative growth in past periods. If we do not successfully execute our plan for future growth, our growth rate may continue to decline and we may continue to experience negative growth in future periods.

The rate of growth of our business and revenue has declined in recent periods and we have experienced negative growth. If we are unable to execute on our new product initiatives and plans for growth in the future, we may be unable to reverse this trend. Our new product initiatives, including any AI-based initiatives, are intended to result in growth, but such initiatives require a period of investment and ultimately may not succeed on the timelines we expect or at all. If our new products or product enhancements do not achieve adequate adoption by our customers or do not result in increased paid users or subsequent renewals, our competitive position will be impaired or our anticipated revenue growth may not be achieved. Any additional revenue our new initiatives generate may be insufficient to offset the amounts we have invested or the declining rates of growth in other areas of our business and may harm our profitability.

Efforts to grow and expand our business, including the introduction of new features and products, places a continuous significant strain on our management, operational, and financial resources. As we introduce new products and features, including AI features, our information technology systems, organizational structures, and internal controls and procedures may not be adequate to support our operations, particularly to the extent our user base and third-party relationships expand or change as a result of these new products and features. In addition, our challenges may be heightened in connection with our Virtual First work model, as we engage an increasingly distributed employee base in countries around the world, as well as our focus on aligning our resources to create a nimble and streamlined organization. Issues related to Virtual First have from time-to-time in the past, and may in the future, slow or limit our ability to execute against our product initiatives, impact user experience, and impair growth. Moreover, any increasing complexity of our product offerings could harm our customer experience and negatively impact user retention or the conversion of registered users to paying users.

In order to return to growth or reaccelerate our growth, we must effectively allocate our resources and if we invest in future growth, or reduce resources allocated to certain products, functions, or strategies, and fail to achieve our goals our business will be harmed. Our ability to forecast our future results of operations and future growth is subject to a number of risks and uncertainties, including our ability to effectively plan for and model future growth, and we have not always received, and we may not in the future receive, the return we expect on investments that we make in our business in the time we expect or at all. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization, or our investments do not result in the growth we expect, our business, results of operations, and financial condition could be harmed.

Our business depends on our ability to attract and retain users, convert users to paying users and upgrade paying users, and any decline in acquisitions, renewals or upgrades could adversely affect our future results of operations.

Our business depends upon our ability to continually add new users and to maintain and expand our relationships with our users. In particular, in order to grow our revenue, we must attract and retain paying users and convert registered users to paying users. Historically, our revenue has been driven by our self-serve model, and we generate more than 90% of our revenue from self-serve channels. Our self-service channel revenue is driven by word-of-mouth referrals, recommendations, and positive brand recognition in the marketplace, among other factors. Any decrease in user satisfaction with our products or support could harm our brand, word-of-mouth referrals, and ability to grow.

Many of our users initially access our platform free of charge. We strive to demonstrate the value of our platform to our registered users, thereby encouraging them to convert to paying users through in-product prompts and notifications, and time-limited trials of paid subscription plans. As of December 31, 2025, we served over 700 million registered users but only 18.08 million paying users. The actual number of unique users is lower than we report as one person may register more than once on our platform. As a result, we have fewer unique registered users that we may be able to convert to paying users. A majority of our registered users may never convert to a paid subscription to our platform, and failure to convert users to a paid subscription will restrict our ability to grow our revenue.

Even if we are able to convert a user to a paying user, or attract paying users, our business is subscription-based, and paying users are not obligated to and may not renew their subscriptions after their existing subscriptions expire. As a result, we cannot provide assurance that paying users will renew their subscriptions utilizing the same tier of our products or upgrade to premium offerings. Renewals and upgrades of subscriptions to our platform have fluctuated, we have experienced periods in which our number of paying users has declined, renewals and upgrades of subscriptions to our platform have declined and our number of paying users may continue to fluctuate or decline in any period or over time. Paying users may downgrade or not renew their subscriptions because of several factors, such as dissatisfaction with our products, support, pricing, mix of features (including data storage limits), or user experience, a user no longer having a need for our products, as a result of impacts from our decisions regarding marketing spend and investment focus, the availability of competitive products, including products that are, or are perceived to be, less expensive, shifts in the mix of monthly and annual subscriptions or the impact of macroeconomic trends or catastrophic events on our paying users and their willingness or ability to pay for subscriptions. Any decrease in renewals or downgrade of subscriptions to our platform could harm our ability to grow revenue.

We are focused on increasing recurring revenue and we believe that users that subscribe to our premium paid offerings demonstrate a propensity to retain and expand their deployments over time. If we are unable to increase our paying user growth rates or to offset declines in the number of new paying users with increased revenue per paying user, our revenue and operating results will be adversely affected. We seek to expand within organizations through viral means by adding new users, having workplaces purchase additional products, or expanding the use of Dropbox into other departments within a workplace. We often see enterprise IT decision-makers adopting Dropbox after noticing substantial organic adoption by individuals and teams within the organization. However, if our paying users cancel their subscriptions or fail to renew, or if we fail to upgrade our paying users to premium offerings or expand within organizations, our business, results of operations, and financial condition may be harmed. In addition, certain of our enterprise licenses have a large number of seat licenses. Loss of paying users due to non-renewal of contracts that cover a large number of seat licenses has from time to time negatively impacted our number of paying users, causing the number of net new paying users to decline or be negative. Accordingly, an enterprise decision not to renew its license may have a material impact on our number of paying users and could also have a significant impact on our business, results of operations, and financial condition as a result. Furthermore, macroeconomic changes or other factors resulting in our customers reducing their number of seat licenses over time, including as a result of increased adoption of AI tools, could negatively impact our business and financial results. Additionally, the timing of certain contract renewals that include a significant number of seat licenses may make any projections relating to our future paying users more uncertain. Although it is important to our business that our users renew their subscriptions after their existing subscriptions expire and that we expand our commercial relationships with our users, given the volume of our users, we may be unable to address any retention issues with specific users in a timely manner, which could harm our business.

We have and may continue to see an increase in new customers opting for our monthly plans rather than our annual plans, including from users who upgrade to paid plans using mobile devices. As a result, to the extent more of our users subscribe to our paid plans through mobile devices or otherwise opt for monthly plans, subscription renewals may fluctuate or decline.

We have in the past and may continue to experience privacy and data security breaches or incidents.

Unauthorized parties have in the past gained access, and may in the future gain access, to systems, networks, or facilities used in our business through various means, including gaining unauthorized access to our systems, networks, or facilities, attempting to fraudulently induce our employees, users, or others into disclosing user names, passwords, or other sensitive information. For example, as previously disclosed in our Form 8-K filed with the Securities and Exchange Commission on May 1, 2024, on April 24, 2024, we became aware of unauthorized access to the Dropbox Sign production environment. We continue to face risks relating to this incident, including harm to our reputation and customer relationships, and ongoing litigation, in the form of a consolidated class action lawsuit that has been filed in federal court in the Northern District of California, and regulatory scrutiny related to this incident, and we may discover other impacts or new related events may occur that could affect our business operations, financial condition or results of operations. Any unauthorized or inadvertent access to, or an actual or perceived security breach of or incident impacting, our systems, or networks, or facilities, or those of third parties on which we rely, or those of any businesses or technologies we have acquired, could result in an actual or perceived loss of, or unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of, our data or our users' content, regulatory investigations, proceedings, and orders, claims, demands, and litigation, indemnity obligations, damages, penalties, fines, and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations or other actual or asserted obligations, and other liabilities. Any such incident could also materially damage our reputation and market position and harm our business, results of operations, and financial condition, including reducing our revenue, causing us to issue credits to users, negatively impacting our ability to accept and process user payment information, eroding our users' trust in our services and payment solutions, subjecting us to costly user notification or remediation, harming our ability to retain users, harming our brand, or increasing our cost of acquiring new users. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if a high-profile security breach or incident occurs with respect to another content collaboration solutions provider, our users and potential users could lose trust in the security of content collaboration solutions providers generally, which could adversely impact our ability to retain users or attract new ones. We have also incorporated AI technologies into certain products and expect to continue to incorporate additional AI technologies into our products and otherwise into our business and operations in the future. The use of AI technologies and the accelerated product development lifecycle for AI products may create additional or increase existing cybersecurity risks and may result in security or privacy incidents. Further, cybersecurity attacks may use AI technologies and increase the risk of security incidents.

The use of our platform involves the transmission, storage, and processing of user content, some of which may be considered personal, confidential, or sensitive information of users or their organizations. We also process, store and transmit our own data as part of our business and operations. This data may include personal, confidential, or sensitive information. We have previously faced and will continue to face security threats from malicious third parties that could obtain unauthorized access to our systems, infrastructure, and networks. We anticipate that these threats will continue to grow in scope and complexity over time. Although we have taken corrective actions in response to past incidents, and have developed systems and processes that are designed to protect the personal data of users and their organizations, protect our systems, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected our systems in the past and cannot guarantee security in the future.

Emerging and evolving cybersecurity threats pose unique challenges and involve sophisticated threat actors. Computer malware, ransomware, viruses, social engineering (phishing attacks), denial of service or other attacks, employee theft or misuse and increasingly sophisticated network attacks have become more prevalent, particularly against cloud services. In this fast-changing threat environment, we are continuously assessing our security posture, including through the use of penetration testing and red team exercises, to identify gaps, threats, and vulnerabilities and, where we believe appropriate, we actively take additional and ongoing steps that are intended to strengthen our cybersecurity capabilities and mitigate the risk of a breach or incident. If we fail to respond appropriately to any identified gaps, threats or vulnerabilities, including by providing adequate funding and prioritizing strategic initiatives, or if we fail to adequately identify the gaps, threats or vulnerabilities, we face greater risk that an unauthorized party will obtain access to, or disrupt, our systems or networks or obtain access to data or content that we or third parties on which we rely store or otherwise process. Notwithstanding our efforts, we may fail to detect the existence of security breaches or incidents, including breaches or compromises of user content, and may be unable to prevent unauthorized access to user content. Malicious third parties might use techniques that we are unable to defend against to compromise and infiltrate our systems, infrastructure, and networks. The techniques used to obtain unauthorized access to, and to disable or degrade service, or sabotage systems change frequently and are often not recognized until launched against a target. They may originate from less regulated or remote areas around the world, or from state-sponsored actors, and the risks could also be elevated in connection with wars or other armed conflicts. If our security measures are breached or compromised or we, our systems, facilities or networks, or those of third parties on which we rely otherwise are subject to a security breach or incident, or our users' content or other data is otherwise accessed, misused, modified, rendered unavailable, destroyed, or otherwise processed through unauthorized means, or if any such actions are believed to occur, our platform may be perceived as insecure, and we may lose existing users or fail to attract and retain new users. Moreover, public announcements concerning any cybersecurity-related incidents and steps we may take to respond to or remediate any such incidents could be perceived by securities analysts or investors to be negative, and such perception could, among other things, have an adverse effect on the price of our Class A common stock.

We may rely on third parties when deploying our infrastructure, and in doing so, expose it to security risks outside of our direct control. We rely on outside vendors and contractors to perform services necessary for the operation of the business, and they may fail to adequately secure our user and company content data. Furthermore, despite our security measures, contractors and other individuals (some of whom our intelligence indicates are supported by nation states) have in the past gained, and in the future may gain, access to our systems. This risk may increase when vendors and contractors work remotely, including as part of our Virtual First work model. Additionally, unapproved internal AI product usage or human error in the product development process each have the potential to result in disclosure of user or company content data.

In addition, certain developers or other partners who create applications that integrate with our platform, may receive or store information provided by us or by our users through these applications. If these third parties or developers fail to adopt or adhere to adequate data security practices or the Dropbox Developer Terms and Conditions, or in the event of a breach or other compromise of their networks or systems, our data or our users' data may be improperly accessed, used, or disclosed.

Third parties may attempt to compromise our employees and their privileged access into internal systems to gain access to accounts, our information, our networks, or our systems or those of third parties on which we rely. Employee error, malfeasance, errors in our systems and processes, or other errors in the storage, use, transmission, or other processing of personal information has in the past and could in the future result in an actual or perceived breach of user privacy or inadvertent disclosure of information, and such errors could adversely affect our business, brand, and reputation. For example, in the past an error in our use of a trusted third party to provide anti-malware and phishing services resulted in URLs embedded within content shared on Dropbox or uploaded to DocSend being made available to other paid subscribers and partners of that third party. However, only the URLs were sent - neither the document itself, nor any information within it, was shared. To address this, we asked the service provider to delete the affected URLs from its databases, and they have done so. While we are not aware of any URLs that were exploited by malicious actors, we cannot rule this out. As a standard practice, we complied with our notification obligations to applicable regulatory authorities. While we believe we have adequate systems in place to detect and prevent integration of software and services that may compromise personal information, we can provide no assurances those systems will be effective in every case.

Our business could be harmed by any significant disruption of service on our platform or loss of content.

Our brand, reputation, and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform, including our underlying technical infrastructure. Our users rely on our platform to store digital copies of their valuable content, including financial records, business information, documents, photos, and other important content. Our technical infrastructure may not be adequately designed with sufficient reliability and redundancy to avoid performance delays or outages that could be harmful to our business and turnover in our personnel may additionally impact our ability to respond to any such delays or outages. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as they expect, users may not use our platform as often in the future, or at all.

The continued growth of our user base and the amount and types of information stored, synced, and shared on our platform will require an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. The vast majority of user content is stored in our own custom-built infrastructure in co-location facilities that we directly lease and operate. As we continue to add, enhance and modify our infrastructure to meet our business needs, we may move or transfer additional content accordingly.

Further, as we continue to evolve our business to meet the needs of our users, we may overestimate or underestimate our infrastructure capacity requirements, which could adversely affect our results of operations. The costs associated with leasing and maintaining our custom-built infrastructure in co-location facilities and third-party datacenters already constitute a significant portion of our capital and operating expenses. We continuously evaluate our short- and long-term infrastructure capacity requirements to ensure adequate capacity for new and existing users while minimizing unnecessary excess capacity costs. If we overestimate the demand for our platform and therefore secure excess infrastructure capacity, our operating margins could be reduced. If we underestimate our infrastructure capacity requirements, we may not be able to service the expanding needs of new and existing users, and our hosting facilities, network, or systems may fail. Additionally, our ability to accurately perform capacity planning is dependent on the reliability of the global supply chain for hardware, network, and platform infrastructure equipment. Due to the current macro environment and related price increases and competition for a limited supply of such equipment, our global supply chain for datacenter equipment has experienced challenges, and such challenges could adversely impact our infrastructure capacity. Our datacenter equipment is primarily manufactured by third-party manufacturers, some of which utilize certain components for which there are few qualified suppliers. The availability or price of such components may also be impacted by tariffs and global trade policy, including retaliatory actions, affecting such components. Prolonged disruptions at these suppliers could lead to a disruption in our ability to manufacture datacenter equipment on time to meet demand. Furthermore, our competitors use some of the same suppliers and their demand for hardware components can affect the capacity available to us resulting in inadequate datacenter capacity. Furthermore, our efforts to mitigate such disruptions and compete for such equipment may impact the timing and magnitude of our infrastructure spending, resulting in unexpected increases in shorter-term or longer-term costs than originally projected.

In addition, the datacenters that we use are vulnerable to damage or interruption from human error, technical defects, intentional bad acts, security breaches and incidents, including computer malware, ransomware, cyber viruses, social engineering (phishing attacks), denial of service or other attacks, employee theft or misuse and other network attacks, earthquakes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could disrupt our service, destroy user content, or prevent us from being able to continuously back up or record changes in our users' content. In the event of significant physical damage to one of these datacenters, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Damage or interruptions to these datacenters could harm our platform and business.

We operate in competitive markets, and we must continue to compete effectively.

The market for content collaboration platforms is competitive and rapidly changing. Certain features of our platform compete in the cloud storage market with products offered by Microsoft, Amazon, Apple, Google, and Adobe and in the content collaboration market with products offered by Microsoft, Atlassian, Slack (now part of Salesforce), and Google. On a more limited basis, we compete with Box in the cloud storage market for deployments by large enterprises, as well as in the e-signature market along with Adobe and DocuSign and in the AI content search market along with Glean, Guru and Notion. We have also made and will continue to make significant investments in developing products in the highly-competitive marketplace for AI technology and, in light of the rapid development and significant competitive pressures, we may not be able to compete effectively or realize a return on our investments. We also compete with smaller private companies that offer point solutions in the cloud storage market or the content collaboration market. We believe the principal competitive factors in our markets include the following:

- user-centric design;

- ease of adoption and use;

- scale of user network;

- features and platform experience;

- performance;

- brand recognition and trust;

- security and privacy;

- accessibility across several devices, operating systems, and applications;

- third-party integration;

- customer support;

- continued innovation;

- pricing;

- investments in AI; and

- macroeconomic trends.

With the introduction of new technologies and market entrants, we expect competition to intensify. Many of our actual and potential competitors have competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services, larger marketing budgets, more established marketing relationships, access to larger user bases, major distribution agreements with hardware manufacturers and resellers, and greater financial, technical, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships or alliances to offer a broader range of products and services than we do. These combinations may make it increasingly difficult for us to compete effectively. We expect these trends to continue as competitors strengthen or maintain their market positions.

Demand for our platform is sensitive to price, and our pricing and packaging has in the past and could in the future negatively impact our top of funnel and conversion rates. Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our platform or may bundle and offer a broader range of products and services.

Similarly, certain competitors may use marketing strategies that enable them to acquire users at a lower cost than us. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract and retain users in response to competitive pressures, either of which could materially and adversely affect our business, results of operations, and financial condition.

Failure to respond to rapid technological changes, extend our platform, or develop new features or products may harm our ability to compete effectively, which would adversely affect our business.

The content collaboration market is characterized by rapid technological change and frequent new product and service introductions. Our ability to grow our user base and increase revenue from existing users will depend heavily on our ability to enhance and improve our platform, introduce new features and products, increase our strategic partnerships with third parties, and interoperate across an increasing range of devices, operating systems, and third-party applications. Users may require features and capabilities that our current platform does not have. The need to respond to technological changes may require investments in our business and strategic shifts that could impact short-term growth or profitability. In particular, we have made, and intend to continue making, significant investments in developing products that will incorporate AI. While we believe that such new products have the potential to drive future growth of our business, the development of such new features will require us to incur significant costs, and may adversely affect our gross margins, and there is no guarantee that these new product offerings will ultimately be adopted by users, achieve product-market fit, result in additional revenue or otherwise generate our desired return on investment. Additionally, use of newly-developed AI technology could result in reputational harm, operational risks, or legal liability.

In addition, while we believe remote or distributed work will continue to have a significant and long lasting impact on the workforce, and will open up increased market opportunities for us, such as our work on new AI-driven products, such opportunities may not materialize or, if they do, we may not be able to develop new features or products, or enhance our existing offerings, sufficiently to take advantage of them. We invest significantly in research and development, and our goal is to focus our spending on measures that improve quality and ease of adoption and create organic user demand for our platform. There is no assurance that our enhancements to our platform or our new product experiences, partnerships, features, or capabilities will be compelling to our users or gain market acceptance. If our research and development investments do not accurately anticipate user demand, we are unsuccessful in establishing or maintaining our strategic partnerships, or if we fail to develop our platform in a manner that satisfies user preferences in a timely and cost-effective manner, we may fail to retain our existing users or increase demand for our platform.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platform obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new product experiences, features, or capabilities. We also may experience broad-based business or economic disruptions that could adversely affect the productivity of our employees and result in delays in the development or implementation process. For example, in response to the COVID-19 pandemic, we transitioned to a Virtual First work model, which may lead to disruptions and decreased productivity that could result in delays in our product development process as compared to a fully in-office model. The risk of such disruptions and decreased productivity may persist as our workforce operates under a Virtual First work model. We have also in the past experienced delays in our internally planned release dates for new features and capabilities, and there can be no assurance that new product experiences, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by users brought against us, all of which could have a material and adverse effect on our reputation, business, results of operations, and financial condition. Moreover, new features may require substantial investment, and we have no assurance that such investments will be successful. If users do not widely adopt our new product experiences, features, and capabilities, we may not be able to realize a positive return on our investment. If we are unable to develop, license, or acquire new features and capabilities to our platform on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business, results of operations, and financial condition could be adversely affected.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of diverse devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running Windows, Mac OS, iOS, Android, WindowsMobile, and Linux. We also have integrations with Microsoft, Adobe, Apple, Salesforce, Atlassian, Slack (now part of Salesforce), BetterCloud, Google, IBM, Cisco, VMware, Okta, Symantec, Palo Alto Networks, Zoom, and a variety of other productivity, collaboration, data management, and security vendors. We are dependent on the accessibility of our platform across these third-party operating systems and applications that we do not control. Third-party services and products are constantly evolving, and we may not be able to modify our platform and have in the past experienced delays in modifying our platform to assure its compatibility with that of other third parties following development changes. If we are unable to ensure compatibility of our platform with desired third-party services, our business may be adversely impacted.

In addition, several of our competitors own, develop, operate, or distribute operating systems, app stores, third-party datacenter services, and other software, and also have material business relationships with companies that own, develop, operate, or distribute operating systems, applications markets, third-party datacenter services, and other software that our platform requires in order to operate. Some of these competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.

In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our platform. For example, we currently offer products that directly compete with several large technology companies that we rely on to ensure the interoperability of our platform with their products or services. We also rely on these companies to make our mobile applications available through their app stores. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations, and financial condition could be harmed.

We generate revenue from sales of subscriptions to our platform, and declines in demand for our platform, or for content collaboration solutions in general, could negatively impact our business.

We generate, and expect to continue to generate, revenue from the sale of subscriptions to our platform. As a result, widespread acceptance and use of content collaboration solutions in general, and our platform in particular, is critical to our future growth and success. If the content collaboration market fails to grow or grows more slowly than we currently anticipate, or if there are changes in trends with regard to remote or distributed work, demand for our platform could be negatively affected.

Changes in user preferences for content collaboration may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products. Demand for content collaboration solutions in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

- awareness of the content collaboration category generally;

- availability of products and services that compete with ours;

- the impact, scale, and duration, of trends towards or away from remote or distributed work;

- ease of adoption and use;

- features and platform experience;

- performance;

- brand recognition and trust;

- security and privacy;

- customer support;

- pricing;

- investments in AI; and

- macroeconomic trends.

The content collaboration market is subject to rapidly changing user demand and trends in preferences. If we fail to successfully predict and address these changes and trends, meet user demands, or achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition could be harmed.

We depend on our key personnel and other highly qualified personnel, and if we fail to attract, integrate, and retain our personnel, and maintain our unique corporate culture, our business could be harmed.

We depend on the continued service and performance of our key personnel. In particular, Andrew W. Houston, our Chief Executive Officer and one of our co-founders, is critical to our vision, strategic direction, culture, and offerings. From time-to-time, there have been changes in our management team resulting from the hiring or departure of our executives, and there may be additional changes in the future. For example, Tim Regan stepped down as our Chief Financial Officer in December 2025, and Ross Tennenbaum was subsequently appointed as successor. While we seek to manage these transitions carefully, such changes may result in a loss of institutional knowledge and may cause disruptions to our business. If we fail to successfully integrate new key personnel into our organization or if key employees are unable to successfully transition into new roles, our business could be adversely affected.

All of our officers and key personnel are at-will employees. In addition, many of our key technologies and systems are custom-made for our business by our key personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, while we believe our Virtual First work model gives us the opportunity to align our resources to create a more nimble and streamlined organization, we can provide no assurance that we will be able to successfully execute on these plans, and failure to successfully manage these transitions may cause disruptions to our business. Additionally, we will need to adapt and respond to frequently changing circumstances that may impact our workforce, such as natural disasters or pandemics, or our ability to maintain an effective workforce may be impacted.

To execute our business plan, we must attract and retain highly qualified personnel. Competition for these employees is intense and we may not be successful in attracting and retaining qualified personnel. We have experienced, and we may continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. As we continue to operate in a Virtual First work model, our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire, integrate, or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial results, and growth prospects could be harmed.

Additionally, if we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. Additions of executive-level management, significant numbers of new and remote employees, our workforce reduction, and higher employee turnover could significantly and adversely impact our culture, as could our Virtual First work model.

We operate with a Virtual First workforce and the long-term impact of this model on our financial results and business operations remains uncertain.

Since October 2020, we have operated under a Virtual First work model pursuant to which remote work has become the primary experience for all of our employees and we expect our workforce to remain significantly distributed over the long term. Additionally, there is no guarantee that we will realize the anticipated benefits to our business, including cost savings, increased employee satisfaction or ability to attract and retain employees. We may also not achieve operational efficiencies, or increased productivity.

Our Virtual First work model could make it increasingly difficult to oversee our increasingly distributed workforce and manage our business, potentially resulting in harm to our company culture, increased employee attrition, and the loss of key personnel, as well as potentially negatively impacting product research and development and the growth of our business. We may also experience an increased risk of privacy and data security breaches and incidents involving our data or our users' content. Any of these factors could adversely affect our financial condition and operating results.

In addition, our Virtual First work model has reduced our need for office space relative to our existing lease commitments and, as a result, we have recorded and may in the future record impairment charges related to the office spaces we no longer expect to need, which impacted and may in the future impact our ability to achieve or maintain GAAP profitability. Furthermore, any prolonged recessionary period and industry shifts towards remote or distributed work, declines in rent prices or increased availability of open office space, may prevent us from finding subtenants for our unused office space on favorable terms or at all. In the event that we are unable to sublease our space on favorable terms or at all, or if we are able to sublease space but our subtenants fail to make lease payments to us or otherwise default on their obligations to us, we may generate less sublease income than we have currently estimated, continue to incur substantial payment obligations under our leases and incur additional or higher impairment charges than we have currently estimated, any of which could materially and adversely affect our business, cash flows, results of operations, profitability, and financial condition.

Our business may be significantly impacted by general economic, political, and market conditions, including any resulting effect on consumer or business spending.

Our business may be affected by general economic, political, and market conditions, including any resulting negative impact on spending by our business and consumer users. Some of our users may view a paid subscription to our platform as a discretionary purchase, and our paying users have in the past and may in the future reduce their spending on our platform during an economic downturn, especially in the event of a prolonged recessionary period. Concerns about inflation, fluctuating or uncertain interest rates, unemployment trends, increased tariffs, retaliatory actions, international trade regulations, geopolitical issues, including wars and other armed conflicts, global health epidemics and other highly communicable diseases, bank insolvencies and related uncertainty and volatility in the financial services industry, or a widespread economic slowdown or recession (in the United States or internationally) have led to, and could continue to lead to, increased market volatility and economic uncertainty, which could cause current and prospective paying users to delay, decrease, or cancel purchases of our products and services, or delay or default on their payment obligations. In response to economic uncertainty, we have been more disciplined in our hiring and operating expenses, either of which could negatively impact our ability to grow and invest in our business. As a result, our business, results of operations, and financial condition may be significantly affected by changes in the economy generally.

Our lack of a significant outbound sales force may limit the potential growth of our business.

Historically, our business model has been driven by organic adoption and viral growth, with more than 90% of our revenue generated from self-serve channels. As a result, we do not have a significant outbound sales force, which has enabled us to be more efficient with our sales and marketing spend. Our word-of-mouth and user referral marketing model may not continue to be as successful as we anticipate, and our limited experience selling directly to large organizations through our outbound sales force may impede our future growth. As we continue to scale our business, an enhanced sales infrastructure could assist in reaching larger organizations and growing our revenue. Identifying and recruiting additional qualified sales personnel and training them would require significant time, expense, and attention, and would significantly impact our business model. Further, adding more sales personnel would change our cost structure and results of operations, and we may have to reduce other expenses in order to accommodate a corresponding increase in sales and marketing expenses. If our limited outbound sales force and lack of significant experience selling and marketing to large organizations prevents us from reaching larger organizations and growing our revenue, and if we are unable to hire, develop, and retain talented sales personnel in the future, our business, results of operations, and financial condition could be adversely affected.

We may expand sales to large organizations, which could lengthen sales cycles and result in greater deployment challenges.

As our business evolves, we may need to invest more resources into sales to large organizations. Large organizations may undertake a significant evaluation and negotiation process, which can lengthen our sales cycle. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our platform. Large organizations may demand more configuration and integration of our platform or require additional security management or control features. We may spend substantial time, effort, and money on sales efforts to large organizations without any assurance that our efforts will produce any sales. Additionally, our ability to sell via an outbound sales force has been, and may continue to be, impeded by events, such as macroeconomic factors, tighter technology spending, layoffs at our potential customers, public health epidemics, and other catastrophic events. As a result, sales to large organizations may lead to greater unpredictability in our business, results of operations, and financial condition.

Any failure to offer high-quality customer support may harm our relationships with our users and our financial results.

We have designed our platform to be easy to adopt and use with minimal to no support necessary. Any increased user demand for customer support could increase costs and harm our results of operations. In addition, as we continue to grow our operations and support our global user base, we need to be able to continue to provide efficient customer support that meets our customers' needs globally at scale. If we are unable to provide efficient customer support globally at scale, including through the use of third-party customer support partners, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our new user signups are highly dependent on our business reputation and on positive recommendations from our existing users. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could harm our reputation, business, results of operations, and financial condition.

Our business depends on a strong brand, and if we are unable to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business, results of operations, and financial condition will be harmed.

We believe that our brand identity and awareness have contributed to our success and have helped fuel our efficient go-to-market strategy. We also believe that maintaining and enhancing the Dropbox brand is critical to expanding our base of users. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or consumer perception of our platform or the providers of content collaboration solutions generally could adversely affect our reputation and our ability to attract and retain users. Additionally, if we fail to promote and maintain the Dropbox brand, our business, results of operations, and financial condition will be materially and adversely affected.

Our current operations outside the United States and our efforts to expand, subject us to increased business and economic risks that could impact our results of operations.

We have paying users across approximately 180 countries and approximately 44% of our revenue in the year ended December 31, 2025 was generated from paying users outside the United States. We expect to continue to expand our international operations, which may include employees working in new jurisdictions and providing our products in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be receptive. For example, we may not be able to expand further in some markets if we are unable to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Expanding and operating internationally subjects us to regulatory, economic, geographic, social, and political risks and may increase risks that we currently face, including risks associated with:

- compliance with applicable international laws, regulations, and standards including laws and regulations with respect to labor and employment, privacy, data protection, cybersecurity, AI, consumer protection, tax, export control and sanctions, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

- recruiting and retaining talented and capable employees in locations outside the United States, and maintaining our company culture across all of our locations, including in light of our Virtual First work model and an increasingly distributed workforce;

- providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

- management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as the United States;

- operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political, social, and economic instability, conflicts, and wars, and their regional and global ramifications;

- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate;

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs; and

- the impact of natural disasters and public health epidemics on employees, travel and the global economy.

If we continue to invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected. In addition, continued international expansion may subject our business to broader economic, political, and other international risks, including economic volatility, security risks, and geopolitical conflicts. Further, compliance with laws, regulations, and standards applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws, regulations, or standards as they change. Although we have implemented policies and procedures designed to support compliance with these laws, regulations, and standards there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply with the varying and sometimes conflicting laws, regulations and standards in all jurisdictions. Any violations could result in regulatory investigations and enforcement actions, fines, civil and criminal penalties, damages, injunctions, restrictions on our ability to conduct business, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations, and financial condition could be adversely affected.

We depend on our infrastructure and third-party datacenters, and any disruption in the operation of these facilities or failure to renew the services could adversely affect our business.

We host our services and serve all of our users using a combination of our own custom-built infrastructure that we lease and operate in co-location facilities and third-party datacenter services such as Amazon Web Services. While we typically control and have access to the servers we operate in co-location facilities and the components of our custom-built infrastructure that are located in those co-location facilities, we control neither the operation of these facilities nor our third-party service providers. Furthermore, we have no physical access or control over the services provided by Amazon Web Services.

Datacenter leases and agreements with the providers of datacenter services expire at various times. The owners of these datacenters and providers of these datacenter services may have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Problems faced by datacenters, with our third-party datacenter service providers, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their users, including us, could adversely affect the experience of our users or result in unexpected increases in our costs. Our third-party datacenter operators could decide to close their facilities or cease providing services without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party datacenter operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

If the datacenters and service providers that we use are unable to keep up with our growing needs for capacity, or if we are unable to renew our agreements with datacenters, and service providers on commercially reasonable terms, we may be required to transfer servers or content to new datacenters or engage new service providers, and we may incur significant costs, and possible service interruption in connection with doing so. Any adverse changes in third-party service levels at datacenters or any real or perceived errors, bugs, defects, disruptions, or other performance problems that adversely impact our platform could harm our reputation and may result in damage to, or loss or compromise of, our users' content. Interruptions in our platform might, among other things, reduce our revenue, cause us to issue refunds to users, subject us to potential liability, harm our reputation, or decrease our renewal rates, and we may not have adequate recourse, or recourse at all, from the datacenter and service provider, which could further harm our business, results of operations and financial condition.

We have relationships with third parties to provide, develop, and create applications that integrate with our platform, and our business could be harmed if we are unable to continue these relationships.

We use software and services licensed and procured from third parties to develop and offer our platform. We may need to obtain additional licenses and services from third parties to use intellectual property and technology associated with the development of our platform, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software or services required for the development and maintenance of our platform could result in delays in the provision of our platform until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our platform and business. Any errors or defects in third-party software or services could result in errors or a failure of our platform, which could harm our business, results of operations, and financial condition.

We also depend on our ecosystem of developers to create applications that will integrate with our platform. As of December 31, 2025, Dropbox received over 75 billion API calls per month, and just over 1,000,000 developers had registered and built applications on our platform. Our reliance on this ecosystem of developers creates certain business risks relating to the quality of the applications built using our APIs, service interruptions of our platform from these applications, lack of service support for these applications, and possession of intellectual property rights associated with these applications.

We may not have the ability to control or prevent these risks. As a result, issues relating to these applications could adversely affect our business, brand, and reputation.

Our use of open source software could negatively affect our ability to offer and sell subscriptions to our platform and subject us to possible litigation.

A portion of the technologies we use incorporates open source software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our platform that incorporates the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our solutions that contained the open source software, and required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business, results of operations, and financial condition.

Our ability to sell subscriptions to our platform and retain users could be harmed by real or perceived material defects or errors in our platform.

The software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. We have from time-to-time found defects or errors in our platform, and new defects or errors in our existing platform or new software may be detected in the future by us or our users. There can be no assurance that our existing platform and new software will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations and financial condition. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could harm our business, results of operations, and financial condition.

We also utilize hardware purchased or leased and software and services licensed from third parties on our platform. Any defects in, or unavailability of, our third-party software, services, or hardware that cause interruptions to the availability of our services, loss of data, or performance issues could, among other things:

- cause a reduction in revenue or delay in market acceptance of our platform;

- require us to issue refunds to our users or expose us to claims for damages;

- cause us to lose existing users and make it more difficult to attract new users;

- divert our development resources or require us to make extensive changes to our platform, which would increase our expenses;

- increase our technical support costs; and

- harm our reputation and brand.

We have acquired or invested in, and may in the future acquire or invest in, other businesses, assets, and technologies, which could require significant management attention, disrupt our business operations, cause us to incur debt or dilute stockholder value, and may not be successful.

As part of our business strategy, we have acquired or invested in, and may in the future acquire or invest in, other companies, employee teams, or technologies to complement or expand our products, obtain personnel, or otherwise complement or grow our business.

The pursuit of acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisitions or investments on favorable terms, if at all, and even if we are able to identify suitable acquisition candidates, we may not be able to receive approval from the applicable competition authorities, or such target may be acquired by another company, including one of our competitors.

If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the anticipated benefits from such acquisitions, due to a number of factors, including:

- acquisition-related costs, liabilities, or tax impacts, some of which may be unanticipated;

- difficulty utilizing or integrating the acquired intellectual property, technology infrastructure, and operations;

- difficulty integrating and retaining key employees of acquired businesses and related challenges motivating and retaining our key employees after such acquisition;

- ineffective or inadequate, controls, procedures, or policies at an acquired business;

- inability to effectively offer, price, and support multiple product lines or services offerings of acquired businesses;

- potential unknown liabilities or risks associated with an acquired business, including those arising from existing contractual obligations, security vulnerabilities, cybersecurity incidents, or litigation matters;

- inability to maintain relationships with key customers, suppliers, and partners of an acquired business;

- failure to accurately forecast the financial impact of an acquisition transaction, including accounting charges;

- challenges integrating accounting, finance and forecasting practices of acquired business within our business;

- lack of experience in new markets, products or technologies;

- inability to effectively integrate brand identity of acquired businesses within those of our business;

- diversion of management's attention from other business concerns; and

- use of resources that are needed in other parts of our business.

We may have to pay a substantial portion of our available cash, incur debt, or issue equity securities to pay for any such acquisitions, each of which could affect our financial condition or the value of our capital stock. The issuance of equity consideration or the sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate acquisitions, or the people or technologies associated with those acquisitions, the results of operations of the combined company could be adversely affected. Any integration process will require significant time, resources, and attention from management, and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could adversely affect our business, results of operations, and financial condition.

A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill. We review goodwill for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to record impairment charges based on this assessment, which could adversely affect our results of operations.

Any acquisition we complete could be viewed negatively by users, developers, partners, or investors, and could have adverse effects on our existing business relationships, financial condition, or the value of our capital stock. Further, an acquired business may not achieve the returns or strategic benefits we expected and we may have unanticipated expenses, write-offs or charges related to such acquisitions.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets, strategic investments or other transactions, or if we fail to successfully integrate such acquisitions or investments, or if we are unable to successfully complete other transactions or such transactions do not meet our strategic objectives, our business, results of operations and financial condition could be adversely affected.

Our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our current indebtedness, including our 2026 Notes, 2028 Notes and our term loan facility, place significant restrictions on our business and could have important consequences to our stockholders and effects on our business, as could any future indebtedness.

For example, the terms of our term loan facility contain a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, create liens, merge or consolidate with other companies, sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, engage in transactions with affiliates, make investments, loans and acquisitions, and prepay certain indebtedness, in each case subject to qualifications and exceptions.

In addition, such current and future indebtedness could:

- make it more difficult for us to satisfy our debt obligations, including our term loan facility, the 2026 Notes and the 2028 Notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict our current and future operations, make it more difficult to successfully execute our business strategy, or restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness or are not subject to restrictive covenants;

- restrict or otherwise impact the pace and timing of repurchases under our stock repurchase program; and

- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy, or other general purposes.

Any of the foregoing could have a material adverse effect on our business, cash flows, results of operations, and financial condition.

Our operations may be interrupted and our business, results of operations, and financial condition could be adversely affected if we default on our leasing or credit obligations.

We finance a significant portion of our expenditures through leasing arrangements, and we may enter into additional similar arrangements in the future. As of December 31, 2025, we had an aggregate of $1,110.6 million of commitments to settle contractual obligations. In particular, we utilize both finance and operating leases to finance some of our equipment, datacenters and offices. In addition, as of December 31, 2025, we had $1,488.3 million in aggregate principal amount of term loans outstanding under our term loan facility. If we default on these leasing or credit obligations, our leasing partners and lenders may, among other things:

- require repayment of any outstanding lease obligations or loans;

- terminate our leasing arrangements;

- terminate our access to the leased datacenters we utilize;

- stop delivery of ordered equipment;

- sell or require us to return our leased equipment;

- require repayment of the outstanding term loans borrowed under our term loan facility;

- terminate our term loan facility and exercise rights and remedies against the collateral securing our term loan facility; or

- require us to pay increased and significant interest, fees, penalties, or damages.

If some or all of these events were to occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business, results of operations, and financial condition, could be adversely affected. In particular, if the debt under our term loan facility were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, results of operations, and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Risks Related to Our Financial Performance or Results

Our revenue growth rate has declined in recent periods and may continue to slow in the future.

Our rates of revenue growth have slowed and may continue to slow in future periods. Many factors may contribute to declines in our growth rates, including higher market penetration, increased competition, particularly from the availability of less expensive and bundled competitive products, slowing demand for our platform and declines in our rate of growth in paying users, a decrease in the growth of the overall content collaboration market, resource allocation across our business, including investments in new technologies or products that may not drive growth in the short term, a failure by us to continue capitalizing on growth opportunities, the impact of changing economic conditions, including as a result of catastrophic events, on our current and prospective paying users, fluctuations in foreign currency exchange rates, and the maturation of our business, among others. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our growth rates decline further, investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

We may increase expenses in the future, and we may not be able to achieve or maintain profitability in future periods.

As we strive to grow our business, expenses may increase as we continue to make investments to scale our business, reposition our products, and respond to new technologies; in particular, we are making significant investments in AI technologies and product development. For example, we will need an increasing amount of technical infrastructure to continue to satisfy the needs of our user base. Our research and development expenses may also increase as we plan to continue to hire employees for our engineering, product, and design teams to support these efforts. These investments may not result in increased revenue or growth in our business or our revenue may not grow to the extent we expect and expense growth may outpace revenue. Accordingly, our profitability may fluctuate in certain periods, or we may fail to meet our profitability targets. Further, we have created mobile applications and mobile versions of Dropbox that are distributed to users primarily through app stores operated by Apple and Google, each of whom charge us in-application purchase fees. As a result, if more of our users subscribe to our products through mobile applications, these fees may have an adverse impact on our results of operations. In addition, in connection with our Virtual First work model, we have incurred impairment charges related to our facilities and may incur additional or unanticipated expense related to subleasing our facilities, including lower than anticipated sublease income that may result in additional or higher impairment charges than we have currently estimated, particularly if we are unable to sublease our unused office space on favorable terms or at all or if our subtenants fail to make lease payments to us in connection with our Virtual First work model. The long-term benefits of our Virtual First work model may not materialize in the way we expect and any savings may not offset these charges and expenses, which would have an adverse impact on our profitability. We may also encounter unforeseen or unpredictable factors, including fluctuations in foreign currency exchange rates, unforeseen operating expenses, complications, or delays, which may result in increased costs, or cause us to generate less sublease income than we have currently estimated.

Furthermore, it is difficult to predict the size and growth rate of our market, user demand for our platform or for any new features or products we develop, user adoption and renewal of our platform or of any new features or products we develop, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods, or we may not otherwise achieve our goals related to profitability. If we fail to grow our revenue sufficiently to keep pace with our investments and other expenses, our results of operations and financial condition would be adversely affected.

Servicing our indebtedness under our term loan facility, 2026 Notes, and 2028 Notes may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under our term loan facility, 2026 Notes, or 2028 Notes.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our term loan facility, the 2026 Notes and 2028 Notes, or to make cash payments in connection with any conversion of the 2026 Notes, 2028 Notes or upon any fundamental change if holders of the applicable series of Notes require us to repurchase their Notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. In addition, our term loan facility exposes us to floating interest rates where changes in benchmark interest rates could negatively impact our borrowing costs. The delayed draw features of our term loan facility may also impose additional commitment or unused-facility fees, or prepayment obligations, which will require additional cash outflows. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, which would materially and adversely impact our business, financial condition and operating results.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our revenue, gross margin, operating margin, profitability, cash flow from operations, and deferred revenue, may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly results of operations include, without limitation, those listed below:

- our ability to retain and upgrade paying users;

- our ability to attract new paying users and convert registered to paying users;

- the timing of expenses and recognition of revenue;

- the amount and timing of operating expenses, including expenses related to the maintenance and expansion of our business, operations, and infrastructure, hiring, and sales and marketing campaigns, as well as entry into or exit of operating and finance leases;

- the timing of expenses related to acquisitions;

- any large indemnification payments to our users or other third parties;

- changes in our pricing policies or those of our competitors;

- the timing and success of new product feature and service introductions by us or our competitors;

- network outages or actual or perceived security breaches;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- changes in laws and regulations that impact our business;

- general economic and market conditions;

- fluctuations in foreign currency exchange rates;

- catastrophic events, including earthquakes, fires, floods, tsunamis, or other weather events, power loss, telecommunications failures, software or hardware malfunctions, cyber-attacks, wars, or terrorist attacks, and pandemics;

- changes in reserves or other non-cash credits or charges, such as the impairment charges as a result of changes in the corporate real estate market which impacted our subleasing strategy in conjunction with our Virtual First work model, and changes to deferred tax asset valuation allowances; and

- any other impacts from our Virtual First work model.

Fluctuation in quarterly results may negatively impact the value of our securities.

Our results of operations may not immediately reflect downturns or upturns in sales because we recognize revenue from our users over the term of their subscriptions with us.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. Our subscription arrangements generally have monthly or annual contractual terms, and we also have a small percentage of multi-year contractual terms. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. As a result, a large portion of our revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales, or renewals and potential changes in our pricing policies may not be reflected in our results of operations until later periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as subscription revenue from new users is recognized over the applicable subscription term. By contrast, a significant majority of our costs are expensed as incurred, which occurs as soon as a user starts using our platform. As a result, an increase in users could result in our recognition of more costs than revenue in the earlier portion of the subscription term. We may not attain sufficient revenue to maintain positive cash flow from operations or achieve profitability in any given period.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We are exposed to the effects of fluctuations in currency exchange rates within our international operations. This exposure is the result of selling in multiple currencies and operating in foreign countries where the functional currency is the local currency. In 2025, 27% of our sales were denominated in currencies other than U.S. dollars. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies has in the past and could in the future cause our revenue to decline relative to our costs, thereby decreasing our margins. Our results of operations are primarily subject to fluctuations in the Euro and British pound sterling. Because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face translation exposure due to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

In connection with the pricing of the 2026 Notes and 2028 Notes, we entered into convertible note hedge transactions with certain financial institutions or affiliates of financial institutions, which we refer to as the "option counterparties," and we are subject to the risk that one or more of such option counterparties may default on their obligations under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. If any option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transaction. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price of our Class A common stock and in the volatility of the market price of our Class A common stock. In addition, upon a default by the option counterparty, we may suffer adverse tax consequences and dilution with respect to our Class A common stock. We can provide no assurance as to the financial stability or viability of any option counterparty.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had U.S. federal and state and non-U.S. net operating loss carryforwards and U.S. federal and state and non-U.S. research credit carryforwards available to reduce our future taxable income and/or tax liabilities. It is possible that we will not generate sufficient taxable income in time to use all of these net operating loss carryforwards and/or research credit carryforwards before their expiration. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules and other limitations may apply under state tax laws. We have determined that we have experienced multiple ownership changes and, as a result, the annual utilization of our net operating loss carryforwards and other pre-change attributes will be subject to limitation. However, we do not expect that the annual limitations will significantly impact our ability to utilize our net operating loss or tax credit carryforwards prior to expiration.

Our operating results may be harmed if we are required to collect or pay incremental sales, value-added, or other related indirect taxes for our services or in jurisdictions where we have not historically done so.

We collect sales and value-added tax as part of our subscription agreements in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage users from purchasing subscriptions to our platform, or otherwise harm our business, results of operations, and financial condition.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or non-U.S. taxation of international business activities or the adoption of other tax reform policies.

Due to the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, or there could be changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions with respect to current law.

For example, on July 4, 2025, tax legislation commonly known as the One Big Beautiful Bill Act (the "OBBBA") was enacted in the United States. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. OBBBA reduced our U.S. cash tax payments in 2025 but increased tax expense, primarily due to limits to the availability of certain credits and deductions resulting from the reinstatement of immediate expensing for U.S. research expenditures. The issuance of future regulatory or accounting guidance related to OBBBA may adversely affect our tax provision.

Other changes to U.S. or non-U.S. tax laws could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and harm our cash flows, results of operations and financial condition.

We have publicly disclosed market opportunity estimates, growth forecasts, and key metrics, including the key metrics included in this Annual Report on Form 10-K, as well as in our other public statements, which could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts we disclose relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth we have forecasted, our business could fail to grow at similar rates, if at all. We also rely on assumptions and estimates to calculate certain of our key metrics, such as annual recurring revenue, paying users, average revenue per paying user and free cash flow. We regularly review and may adjust our processes for calculating our key metrics to improve their accuracy. Our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

Risks Related to Legal and Regulatory Compliance

We are subject to a variety of U.S. and international laws that could subject us to claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

We are subject to compliance with various laws, including those covering copyright, indecent content, child protection, consumer protection, age verification, and similar matters. There have been instances where improper or illegal content has been stored on our platform without our knowledge. As a service provider operating at scale, we do not comprehensively monitor our platform to evaluate the legality of content stored on it. While to date we have not been subject to material legal or administrative actions as result of this content, the laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions, along with the users who uploaded such content. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating extensive negative publicity about the content stored on our platform. Such publicity could harm our business and results of operations.

Moreover, uncertainty in the regulatory landscape relating to AI along with new or enhanced governmental or regulatory scrutiny could negatively impact our business in the U.S. or in other jurisdictions where we operate. For example, the European Union enacted the Artificial Intelligence Act in March 2024 that prohibits certain AI applications and systems and imposes additional requirements on the use of certain applications or systems. Additionally, several U.S. states have proposed, and in certain cases have enacted, legislation covering the deployment and regulation of AI technology, or otherwise imposing obligations in connection with the use of AI.

We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our self-serve model and make it more difficult for us to retain and upgrade paying users and attract new ones. Additionally, we have in the past, are currently, and may from time-to-time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our policies and practices around subscriptions, billing, auto-renewal, intermediary liability, privacy, and data protection. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to our operations or incur fines, penalties or settlement expenses, which may result in harm to our business, results of operations, and brand.

Our platform depends on the ability of our users to access the internet and our platform has been blocked or restricted in some countries for various reasons. For example, our platform is blocked in the People's Republic of China. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our platform could be further blocked or restricted and we could be exposed to significant liability that could harm our business.

We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and Irish Criminal Justice (Corruption Offences) Act 2018, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as we continue to expand our international presence and any failure to comply with such laws could harm our reputation and our business.

We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

We are subject to U.S. export controls and sanctions regulations that prohibit the shipment or provision of certain products and services to certain countries, governments, and persons targeted by U.S. sanctions. While we take precautions to prevent our products and services from being exported in violation of these laws, including implementing IP address blocking, we may have experienced violations in the past and we cannot guarantee that the precautions we take will prevent future violations of export control and sanctions laws. For example, in 2017, we discovered that our platform had been accessed by certain users in apparent violation of United States sanctions regulations. We filed an Initial Voluntary Self Disclosure in October 2017 with the Office of Foreign Assets Control, or OFAC, and a Final Voluntary Self Disclosure with OFAC in February 2018. In October 2018, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a Cautionary Letter. No monetary penalties were assessed with respect to the 2018 filing. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us, particularly in light of warning letters we previously received from OFAC.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users' ability to access our platform in those countries. For example, the U.S. Department of Justice has issued rules regarding certain bulk sensitive personal data transfers. Changes in our platform or client-side software, or future changes in export and import regulations may prevent our users with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial results.

Our actual or perceived failure to comply with privacy, data protection, and information security laws, regulations, and obligations could harm our business.

We receive, store, process, and use personal information and other user content. Numerous federal, state, local, and international laws and regulations address privacy, data protection, information security, and the storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules. We also post privacy policies and are subject to contractual obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, AI, and information security proposed and enacted in various jurisdictions.

On July 10, 2023, the European Commission adopted an adequacy decision relating to the transfer of personal data from the European Economic Area ("EEA") to the U.S. that takes place under the EU-U.S. Data Privacy Framework ("DPF"). The DPF is the successor to the EU-U.S. Privacy Shield ("Privacy Shield") and allows participating entities to transfer personal data to the U.S. As we continued to participate in Privacy Shield, we transitioned automatically to the DPF. The DPF also applies to transfers from the UK and Switzerland to the U.S.

While we rely on legal mechanisms to transfer data from the EEA, the United Kingdom, and Switzerland to the United States, there is some regulatory uncertainty surrounding the future of data transfers from these locations to the United States, and we are closely monitoring regulatory developments in this area. On July 16, 2020, the Court of Justice of the European Union ("CJEU") imposed additional obligations on companies relying on standard contractual clauses approved by the European Commission ("SCCs") to transfer personal data. A 2023 decision by the Irish Data Protection Commission ("IDPC") found the additional measures employed by Meta Platforms, Inc. ("Meta") in response to the CJEU decision to be inadequate, resulting in an order for Meta to suspend transfers of EU data to the US. This decision was limited to Meta, but similar decisions against other providers are possible. The CJEU and IDPC decisions and related developments may result in data protection regulators applying differing standards for, and requiring additional measures in connection with, transfers of personal data from the EEA and Switzerland to the United States. The European Commission issued revised SCCs in June 2021 that are required to be implemented. The revised SCCs and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of the EEA and Switzerland, which may increase our costs, lead to increased regulatory scrutiny or liability, necessitate additional contractual negotiations, and adversely impact our business, results of operations, and financial results.

Additionally, several states in the U.S. have enacted new data privacy laws. For example, the California Consumer Privacy Act of 2018 ("CCPA"), which affords consumers expanded privacy protections, went into effect on January 1, 2020. The California Privacy Rights Act ("CPRA"), effective as of January 1, 2023, significantly modified the CCPA, resulting in uncertainty and requiring us to incur additional costs and expenses. The enactment of the CCPA has prompted similar legislative developments in other states. For example, Virginia, Colorado, Utah, and Connecticut have each passed laws similar to the CCPA and CPRA that took effect in 2023; Florida, Montana, Oregon, and Texas have enacted similar laws that took effect in 2024; Tennessee, Delaware, New Jersey, Nebraska, Iowa, Maryland, Minnesota, and New Hampshire have enacted similar laws that have gone into effect in 2025, and Indiana, Kentucky, and Rhode Island have enacted similar laws that take effect in 2026. Other laws relating to privacy and cybersecurity, many of which are similar to the CCPA and CPRA, are being considered by other state legislatures, and certain U.S. states have enacted such legislation, such as Washington's My Health, My Data Act, which includes a private right of action. The U.S. federal government also is contemplating federal privacy legislation. These developments create the potential for a patchwork of overlapping but different laws throughout the U.S. relating to privacy and cybersecurity. The effects of the CCPA and these other laws remain far-reaching and, depending on final regulatory guidance and other related developments, may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Similarly, a number of legislative initiatives in the EEA and the United States, at both the federal and state level, as well as other jurisdictions have been proposed or enacted, and could impose new obligations in areas affecting our business. For example, on November 17, 2022, the Digital Services Act ("DSA") entered into force in the EU and includes new obligations to limit the spread of illegal content and illegal products online, increase the protection of minors, and provide users with more choice and transparency and allows for fines of up to 6% of annual turnover. The impacts of the DSA on the overall industry, business models and our operations are uncertain, and these regulations could result in changes to our subscriptions or introduce new operational requirements and administrative costs, each of which could have an adverse effect on our business, results of operations, and financial condition. Further, the EU has enacted or revised numerous regimes relating to cybersecurity. For example, it has revised its Cybersecurity Directive ("NIS2"), with EU member states having been obligated to transpose it into national law by October 17, 2024, but with some member states' transpositions yet to be finalized. NIS2, among other things, obligates companies to adopt or update policies and procedures on issues such as incident handling and supply chain security, implementing certain administrative measures, and requires top management's involvement in cybersecurity risk-management measures, with top management potentially held liable for non-compliance. More generally, NIS2 provides for significant penalties for noncompliance, requiring EU member states to provide for a maximum fine level of at least €10,000,000 or 2% of annual turnover, whichever is greater. In addition, the Digital Operational Resiliency Act became effective in January 2025. This law aims to establish a universal framework for managing and mitigating information and communication technology risks that will apply to entities in the financial sector and their third-party cloud service providers.

Some countries are also considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data, or similar requirements, that could increase the cost and complexity of delivering our services.

With laws and regulations such as the GDPR in the EU and the CCPA in the U.S. imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or any of our other legal obligations relating to privacy, data protection, or information security may result in governmental investigations, enforcement actions or other proceedings, litigation, claims, or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could have an adverse effect on our reputation and business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our services. In addition to government regulation, self-regulatory standards and industry-specific regulations, other industry standards or requirements may legally or contractually apply to us or be argued to apply to us, or we may elect to comply with, or to facilitate our customers' compliance with, such regulations, standards, requirements, or other actual or asserted obligations. If we are unable or are perceived to be unable to comply with any of these regulations, standards, requirements, or other actual or asserted obligations, if we are unable to maintain certifications or standards relevant to our customers, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain government agencies that our customers may expect may have an adverse impact on our business and results.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our users' content at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users' content, or regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

Our business could be adversely impacted by changes in internet access for our users or laws specifically governing the internet.

Our platform depends on the quality of our users' access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if network operators:

- implement usage-based pricing;

- discount pricing for competitive products;

- otherwise materially change their pricing rates or schemes;

- charge us to deliver our traffic at certain levels or at all;

- throttle traffic based on its source or type;

- implement bandwidth caps or other usage restrictions; or

- otherwise try to monetize or control access to their networks.

On June 11, 2018, the repeal of the Federal Communications Commission's, or FCC, "net neutrality" rules took effect and returned to a "light-touch" regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, California and a number of other states are considering or have enacted legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.

In addition, there are various laws and regulations that could impede the growth of the internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting internet neutrality, involve taxation, tariffs, privacy, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could materially harm our business, results of operations, and financial condition.

We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters and, if resolved adversely, they could have a significant impact on our business, results of operations, or financial condition.

We own a large number of patents, copyrights, trademarks, domain names, and trade secrets and, from time-to-time, are subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property, or other rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims, and other assertions against us grows. We have in the past been, are currently, and may from time-to-time in the future become, a party to litigation and disputes related to our intellectual property, our business practices, transactions involving our securities and our platform. For example, as discussed in the section titled "Legal Proceedings," we have recently been involved in legal proceedings against Motion Offense (the "Motion Offense Litigation") and Entangled Media (the "Entangled Media Litigation"), each of which have alleged that Dropbox infringes certain of their respective patents.

With respect to the Motion Offense Litigation, a jury trial was conducted in May 2023. The jury found in favor of Dropbox on all counts including non-infringement and invalidity of the patents and awarded no damages to Motion Offense. In August 2024, the court entered judgment in line with the May 2023 jury verdict. A decision on post-trial briefing is currently pending. The final judgment may be appealed to the Federal Circuit.

With respect to the Entangled Media Litigation, trial is currently set for September 8, 2026. Any final judgment in the district court may be appealed by either party to the Federal Circuit.

It is not possible presently, with respect to either the Motion Offense Litigation or the Entangled Media Litigation to either (i) determine the final outcome of this matter or (ii) estimate any maximum possible exposure or range of loss. We are also facing litigation arising out of our recent reincorporation from Delaware to Nevada. Regardless of the merit of any such litigation, it may result in additional expenses and distraction for the Company. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. Our business, results of operations, and financial condition could be materially and adversely affected by such costs and any unfavorable outcomes in current or future litigation. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We rely and expect to continue to rely on a combination of patents, patent licenses, trade secrets, domain name protections, trademarks, and copyright laws, as well as confidentiality and license agreements with our employees, consultants, and third parties, to protect our intellectual property and proprietary rights. In the United States and abroad, we have over 1,900 issued patents and more than 280 pending patent applications. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent, trademark, and copyright applications may not be approved, and we may not be able to prevent infringement without incurring substantial expense. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our platform, brand, and other intangible assets may be diminished and competitors may be able to more effectively replicate our platform and its features. Any of these events could materially and adversely affect our business, results of operations, and financial condition.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock may be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. Factors that could cause fluctuations in the trading price of our Class A common stock include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time-to-time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- actual sales or announcements of sales of shares of our Class A common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new products, features, or services;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated changes in our key metrics;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- actual or perceived breaches of, or failures related to, privacy, data protection or data security;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed transactions, which may include acquisitions of businesses, products, services, or technologies, financing arrangements, or joint ventures or partnerships by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management;

- the inclusion, exclusion, or deletion of our stock from any trading indices; and

- general economic conditions and slow or negative growth of our markets and catastrophic events, including earthquakes, fires, floods, tsunamis, or other weather events, power loss, telecommunications failures, software or hardware malfunctions, cyber-attacks, wars or other armed conflicts, terrorist attacks, and pandemics.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Any securities litigation that may be instituted against us in the future could result in substantial costs and a diversion of our management's attention and resources.

The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our IPO, and it may depress the trading price of our Class A common stock.

Our Class A common stock has one vote per share, our Class B common stock has ten votes per share, and our Class C common stock has no voting rights, except as otherwise required by law and subject to any limitations provided in our articles of incorporation. As of December 31, 2025, our directors and executive officers, and their respective affiliates, held in the aggregate 81.4% of the voting power of our capital stock, with Mr. Houston holding approximately 81.4% of the voting power of our capital stock. We are including the Co-Founder Grant (as defined in "Significant Impacts of Stock-Based Compensation" included in Part II of this report) in this calculation since the shares underlying such grant are legally issued and outstanding shares of our Class A common stock and Mr. Houston is able to vote these shares prior to their vesting. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 9.1% of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit or preclude other stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring or otherwise submitted for stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that other stockholders may feel are in their best interests as one of our stockholders.

Future transfers or sales by holders of Class B common stock will generally result in those shares converting to Class A common stock, except for certain transfers described in our articles of incorporation, including transfers effected for estate planning purposes where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock is retained by the transferring holder and transfers between our co-founders. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities or permitted transferees of such stockholder (as described in our articles of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person. In the event of Mr. Houston's death or permanent and total disability, shares of Class B common stock held by Mr. Houston, his permitted entities or permitted transferees will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his death or permanent and total disability. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those individual holders of Class B common stock who retain their shares in the long term.

In addition, because our Class C common stock carries no voting rights (except as otherwise required by law, subject to any limitations provided in our articles of incorporation), if we issue Class C common stock in the future, the holders of Class B common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions.

Substantial future sales could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of a large number of sales of shares of such stock, and the perception that these sales could occur may also depress the market price of our Class A common stock, particularly if those sales are by our officers and directors and their affiliates.

Sales of our shares may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Transactions relating to our 2026 Notes and 2028 Notes may dilute the ownership interest of stockholders, or may otherwise depress the price of our common stock.

If the 2026 Notes or the 2028 Notes are converted by holders of such series, we are required under the applicable indenture to pay cash up to the aggregate principal amount converted and pay or deliver, as the case may be, cash, Class A common stock, or any combination of cash or Class A common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregated principal amount of such Notes converted. If we elect to deliver any Class A common stock upon conversion of the 2026 Notes or the 2028 Notes with respect to our conversion obligation in excess of the aggregated principal amount of such Notes converted, if any, it would dilute the ownership interests of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, certain holders of the 2026 Notes or the 2028 Notes may engage in short selling to hedge their position in the Notes. Anticipated future issuances of shares of our Class A common stock upon conversion of the 2026 Notes or 2028 Notes could depress the price of our Class A common stock.

Beginning December 1, 2025, holders of the 2026 Notes have the right to convert all or any portion of their 2026 Notes at any time prior to the close of business on the second scheduled trading day immediately preceding March 1, 2026, the maturity date of the 2026 Notes.

Nevada law and provisions in our articles of incorporation and bylaws, could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Nevada corporation and the anti-takeover provisions of the Nevada Revised Statutes may discourage, delay, or prevent a change in control by prohibiting or restricting us from engaging in a business combination with an interested stockholder for a period of up to four years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our articles of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class;

- our multi-class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring or otherwise submitted for stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock, and Class C common stock;

- when the outstanding shares of Class B common stock represent less than a majority of the total combined voting power of our Class A and Class B common stock, or the Voting Threshold Date, our Board of Directors will be classified into three classes of directors with staggered three-year terms;

- until the Class B common stock, as a class, converts to Class A common stock, any amendments to our articles of incorporation will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A common stock and Class B common stock, voting as a single class; and certain amendments to our articles of incorporation will require the approval of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class;

- following the conversion of our Class B common stock, as a class, to Class A common stock, certain amendments to our articles of incorporation will require the approval of two-thirds of the then outstanding voting power of our stockholders, voting as a single class;

- our bylaws provide that approval of stockholders holding two-thirds of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws;

- after the Voting Threshold Date our stockholders will only be able to take action at a meeting of stockholders, and will not be able to take action by written consent for any matter;

- until the Voting Threshold Date, our stockholders will be able to act by written consent only if the action is first recommended or approved by the Board of Directors;

- vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

- only the chairman of our Board of Directors, our chief executive officer, a majority of our Board of Directors, or, until the Class B common stock, as a class, converts to Class A common stock, stockholders holding thirty percent of the combined voting power of our Class A and Class B common stock are authorized to call a special meeting of stockholders;

- certain litigation against us may be required to be brought in Nevada;

- our articles of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of Class A common stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our bylaws designate the Eighth Judicial District Court of the State of Nevada, Clark County, Nevada as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that, unless we expressly consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Nevada Revised Statutes, or the articles of incorporation or the bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Eighth Judicial District Court of the State of Nevada, Clark County, Nevada, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our bylaws also provide that unless we consent in writing to the selection of an alternative forum the federal district courts of the United States of America will be the sole and exclusive forum for resolving any claim asserting a cause of action arising under the Securities Act against any person in connection with any offering of our securities, including any auditor, underwriter, expert, control person, or other defendant.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

If we face relevant litigation and are unable to enforce these provisions, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

We initially implemented a stock repurchase program in 2020. In December 2024, the Board of Directors authorized the repurchase of up to an additional $1.2 billion of the outstanding shares of our Class A common stock and in August 2025, the Board of Directors authorized the repurchase of up to an additional $1.5 billion. As of December 31, 2025, we have repurchased approximately $5.7 billion of outstanding shares of our Class A common stock, including under prior authorizations. The repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Share repurchases are made from time-to-time in private transactions or open market purchases, as permitted by securities laws and other legal requirements. Any future share repurchases remain subject to the circumstances in place at that time, including prevailing market prices. As a result, the timing and the volume of our share repurchases may fluctuate. In addition, the United States has implemented a 1% non-deductible excise tax on the value of certain stock repurchases by publicly traded companies. This tax will generally increase the costs to us of any share repurchases. The stock repurchase program could affect the price of our Class A common stock, increase volatility and diminish our cash reserves. Our repurchase program may be suspended or terminated at any time, and the pace or frequency of our repurchases may fluctuate or change, and our Board of Directors may not authorize additional amounts for repurchase in the future. Even if the current or future stock repurchase programs are fully implemented, such programs may not enhance long-term stockholder value.

We do not intend to pay dividends or other distributions for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and fund our stock repurchase program, and we do not expect to declare or pay any dividends or other distributions in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment. In addition, our term loan facility contains restrictions on our ability to pay dividends.

General Risk Factors

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attacks, wars, or terrorist attacks, could result in lengthy interruptions in our service or result in unexpected increases in our costs. Further, outbreaks of pandemic diseases, or the fear of such events, have resulted in responses, including government-imposed travel restrictions, grounding of flights, and shutdown of workplaces. As a result, we have in the past conducted business with substantial modifications, including modifications to employee travel and employee work locations. Any such modifications we make in the future may disrupt important business operations, such as our product development and sales and marketing activities, and the productivity of our employees.

Additionally, our U.S. headquarters is located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our service could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our users would be impaired, we could lose critical data and we may be subject to increased costs. If we are unable to develop adequate plans to mitigate the impact of a disaster or to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, results of operations, financial condition, and reputation would be harmed.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our results of operations.

We are subject to income and other taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes and effects from acquisitions.

We are routinely under audit by federal, state, local and non-US tax authorities. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. We believe our tax estimates are reasonable; however, tax authorities may disagree with tax positions we take and if any such tax authority were to successfully challenge any such position, our financial results and operations could be materially and adversely affected. The Internal Revenue Service (IRS) is currently examining our consolidated federal income tax returns for the periods ending December 31, 2022 through December 31, 2024. We may also be subject to additional tax liabilities due to changes in non-income-based taxes resulting from changes in U.S. federal or state, or non-U.S. tax laws, including the implementation of digital services or other similar taxes or taxes imposed in retaliation for any tariffs in the United States, changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, or changes to our business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the Nasdaq Global Select Market, or Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are also required to provide an annual management report on the effectiveness of our disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. In addition, our independent registered public accounting firm is required to audit the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act annually. Testing, or the subsequent testing by our independent registered public accounting firm, may reveal material weaknesses or significant deficiencies. If material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal control over financial reporting from our independent registered public accounting firm, we could be subject to investigations or sanctions by regulatory authorities and we could incur substantial expenses.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Additionally, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of internal controls and we may uncover new deficiencies. Weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Furthermore, the loss of expertise and institutional knowledge of employees may negatively impact our ability to maintain adequate controls and procedures. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement that could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that are required to be included in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, cash generated from our operations, and debt financing. Although we currently anticipate that our existing cash, cash equivalents and short-term investments, amounts available under our existing term loan facility, and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time-to-time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all and, in light of macroeconomic challenges, inflation and fluctuating interest rates, financing terms have become less favorable. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, and our stockholders may experience dilution.

Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts maintain coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. We have implemented a variety of cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess and manage such material risks. Our approach includes: (1) an enterprise risk management program, which includes cybersecurity risks and is periodically refreshed; (2) security and privacy reviews designed to identify risks from new features, software, and vendors; (3) a vulnerability management program designed to identify hardware and software vulnerabilities; (4) an internal red team program, which simulates cyber threats, intended to allow us to address vulnerabilities before threat actors identify them; and (5) a threat intelligence program designed to model and research our adversaries. These processes vary in maturity across the business and are processes we work to continually improve.

Our process for identifying and assessing material risks from cybersecurity threats (our "Cybersecurity Process") operates alongside our broader overall risk assessment process, covering other risks facing the company. As part of our Cybersecurity Process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

We also maintain an incident response program to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess the severity of, escalate, contain, investigate, and remediate identified incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Further, we conduct periodic tabletop exercises to test and fortify the controls of our cyber incident response program. The incident response team assesses the severity and priority of incidents, with escalations of cybersecurity incidents provided to our management team. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response plan and cybersecurity disclosure controls and procedures define the process to disclose such a material cybersecurity incident.

Our cybersecurity risk management approach is supplemented by external and internal management audits against commonly accepted frameworks, including SOC-2 and ISO/IEC 27001, which are designed to test the effectiveness of our security controls. We conduct penetration testing on a periodic basis and have established an external bug bounty program through which security researchers can help identify vulnerabilities in our systems before threat actors do. We also maintain a vendor risk management program designed to identify and mitigate risks associated with third-party suppliers and business partners. This program includes pre-engagement diligence, contractual security and notification provisions, and ongoing monitoring, as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "We have in the past and may continue to experience privacy and data security breaches or incidents" included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Governance

Our Board of Directors is actively involved in overseeing cybersecurity risk management. At least once a year, the Board of Directors discusses our programs and policies related to cybersecurity and risk initiatives and considers them closely both from a risk management perspective and as part of Dropbox's business strategy. Additionally, our Audit Committee oversees programs and policies related to cybersecurity risks and initiatives. Our Audit Committee is comprised entirely of independent directors who evaluate these issues at least quarterly.

We have also established a cross-functional leadership team to oversee our information security and privacy programs and practices, as well as to assess, identify, manage, and mitigate security and privacy risks. Members of this team also report periodically to the Board of Directors, Audit Committee, and members of our senior leadership team. This team includes senior leaders from our legal, privacy, information security, information technology, infrastructure, and compliance teams, including our Chief Legal Officer, who also serves as our Chief Privacy Officer, our Chief Technology Officer, and our Head of Security. Our Chief Legal Officer and Chief Privacy Officer has held various roles advising Dropbox and two other large publicly-traded technology companies on a variety of privacy, regulatory, and product counseling issues since 2010. Our Chief Technology Officer joined Dropbox in March 2025 and has more than 25 years of experience leading engineering and product functions at top technology companies. Our Head of Security joined Dropbox in 2022 and has more than 25 years of experience in security and intelligence, including a decade in leadership roles across the financial services and technology sectors.

Members of senior leadership are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described herein, including the operation of our incident response plan. Additionally, all employees are required to complete annual information security and privacy training, which are reviewed and updated annually. They also receive ongoing security awareness education via informational emails, talks and presentations, and resources available on our intranet.

ITEM 2. PROPERTIES

Our corporate headquarters are located in San Francisco, California, pursuant to an operating lease that expires in 2033. We lease additional offices in San Francisco and around the world, including in Seattle, Washington and Dublin, Ireland. We have datacenter co-location facilities in Oregon, Texas, Virginia, Paris, and Hamburg. We believe that these facilities are generally suitable to meet our needs.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, inquiries, and government investigations in the ordinary course of business, including legal proceedings with third parties asserting infringement of their intellectual property rights, regulatory matters and commercial disputes.

On July 19, 2019 and July 23, 2021, Motion Offense, LLC ("Motion Offense") filed patent infringement suits in the Western District of Texas (Waco Division) asserting infringement of a total of six U.S. patents. These lawsuits were consolidated in September 2021 ("the Consolidated Action"). In April 2023, Motion Offense filed a third patent infringement lawsuit involving one U.S. patent, which was not consolidated into the Consolidated Action.

The Consolidated Action had a jury trial in May 2023, and the jury found in favor of Dropbox on all counts including non-infringement and invalidity of the patents and awarded no damages to Motion Offense. In August 2024, the court entered judgment in line with the May 2023 verdict. A decision on post-trial briefing is currently pending. The final judgment in the district court may be appealed to the Federal Circuit.

In Motion Offense's third patent infringement suit, the parties filed their initial pleadings but the case is currently stayed pending Dropbox's Inter Partes Review ("IPR") of the asserted patent. On June 30 and July 1, 2025, the Patent Trial and Appeal Board issued Final Written Decisions in the IPRs determining the challenged and asserted claims unpatentable. Motion Offense filed an appeal with the Federal Circuit and briefing is pending. Dropbox believes Motion Offense's allegations in the third lawsuit are similarly without merit and will vigorously defend against them.

In addition, in December 2022, Entangled Media, LLC filed a patent infringement suit asserting two U.S. patents against Dropbox. The case is currently pending in the Northern District of California (San Jose Division). In August 2025, the court granted-in-part Dropbox's Motion for Summary Judgment, finding that Dropbox does not infringe one of the asserted patents. One patent remains for trial, which is currently set for September 8, 2026. Dropbox believes it has meritorious defenses and plans to vigorously defend this matter.

While we remain confident in the Company's defenses to the asserted allegations in these cases, it is not possible to determine the ultimate outcome at this time, however, we do not believe any potential loss would be material to our financial position or results of operations.

Future litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Class A Common Stock

Our Class A common stock has been listed on the Nasdaq Global Market under the symbol "DBX" since March 23, 2018.

Holders of Record

As of February 13, 2026, we had 496 holders of record of our Class A common stock, 69 holders of record of our Class B common stock, and no holders of record of our Class C common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

Issuer Purchases of Equity Securities

The following table presents information with respect to our repurchases of Class A common stock during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased (in millions)[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Programs (in millions)[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Programs (in millions)[1]
October 1 - 31	4.98	$ 29.11	4.98	$ 1,436.20
November 1 - 30	2.27[3]	$ 30.02	2.25	$ 1,368.53
December 1 - 31	7.16	$ 28.21	7.16	$ 1,166.70
Total	14.41	$ 28.80	14.39	

[1] In February 2022, our Board of Directors authorized a $1.2 billion share repurchase program, which we completed during the three months ended March 31, 2024. In July 2023, the Board of Directors authorized an additional $1.2 billion program, which we completed during the three months ended March 31, 2025. In December 2024, the Board of Directors authorized a third $1.2 billion program, which we completed during the three months ended December 31, 2025. In August 2025, the Board of Directors authorized a new share repurchase program for the purchase of an additional $1.5 billion of shares of our Class A common stock, under which we continue to repurchase shares. Under this program, shares may be repurchased, subject to general business and market conditions and other investment opportunities, through open market purchases or privately held negotiated transactions, including through Rule 10b5-1 plans, in each case as permitted by securities laws and other legal requirements. The repurchase program does not have an expiration date. See Note 12 "Stockholders' Deficit" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

[2] Average price paid per share includes costs associated with the repurchases, excluding the 1% excise tax imposed as part of the Inflation Reduction Act.

[3] Includes 11,354 shares of restricted common stock withheld by the Company upon vesting of restricted stock awards to satisfy tax withholding requirements.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or the SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our Class A common stock from December 31, 2020 through December 31, 2025 with (ii) the cumulative total return of the Standard & Poor's 500 Index and the Nasdaq Computer Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on December 31, 2020 and the reinvestment of dividends. The graph uses the closing market price on December 31, 2020 of $22.19 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future.



*Returns are based on historical results and are not necessarily indicative of future performance. See the disclosure in Part I, Item 1A, "Risk Factors."

Unregistered Sales of Equity Securities

None.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. For a comparison of our results of operations for the fiscal years ended December 31, 2024 and 2023 see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 21, 2025.

Overview

Our modern economy runs on knowledge. Today, knowledge lives in the cloud as digital content, and Dropbox is where businesses and individuals can create, access, and share this content globally. We serve more than 700 million registered users across approximately 180 countries.

Since our founding in 2007, our market opportunity grew as we've expanded from keeping files in sync to keeping teams in sync. In a world where using technology at work can be fragmented and distracting, Dropbox makes it easy to focus on the work that matters.

By solving these universal problems, we've become invaluable to our users. The popularity of our platform allows us to scale efficiently. We've built a thriving global business with 18.08 million paying users.

Our Subscription Plans

We generate revenue from individuals, families, teams, and organizations by selling subscriptions to our platform, which serve the varying needs of our diverse customer base. Our subscriptions include individual licenses through our Plus, Simple, Professional or Essentials plans, or multiple licenses through our Family plan or our Standard, Advanced, Business, Business Plus and Enterprise team plans. We also offer Dash, our AI-powered universal search tool, which we offer to teams at an additional cost. Each team or family represents a separately billed deployment that is managed through a single administrative dashboard. Teams must have a minimum of three users, but can also have more than tens of thousands of users. Families can have up to six users. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. A majority of our customers opt for our annual plan, although we have seen and may continue to see an increase in customers opting for our monthly plans. We typically bill our customers at the beginning of their respective terms and recognize revenue ratably over the term of the subscription period. International customers can pay in U.S. dollars or a select number of foreign currencies.

Our premium subscription plans, such as Professional and Advanced, provide more functionality than our other subscription plans and have higher per user prices. Our team subscription plans offer robust capabilities for businesses, and the vast majority of Dropbox Business teams purchase our Standard or Advanced subscription plans. While our Enterprise subscription plan offers more opportunities for customization, companies can subscribe to any of these team plans for their business needs.

We offer FormSwift, our cloud-based service that gives individuals and businesses a simple solution to create, complete, edit, and save critical business forms and agreements. Customers can choose between annual or monthly subscriptions based on their individual or business needs. We typically bill FormSwift customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. FormSwift primarily sells within the United States, and the majority of its sales are in U.S. dollars. We made the strategic decision to significantly reduce investments in FormSwift at the beginning of 2025, which has negatively impacted our annual recurring revenue ("ARR"), revenue and paying users in 2025.

We also offer DocSend as our secure document sharing and analytics solution. DocSend offers paid subscription plans, including a Personal plan designed for individuals and Standard, Advanced, Advanced Data Rooms and Enterprise plans designed for business users and teams. Similar to Dropbox plans, pricing of DocSend's plans is based on the number of licenses purchased. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. We typically bill DocSend customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. DocSend primarily sells within the United States, and the majority of sales are in U.S. dollars.

We also offer Dropbox Sign, as our e-signature solution. Dropbox Sign has several product lines, and the pricing and revenue generated from each product line varies. Product lines are primarily priced based on the number of licenses purchased (similar to Dropbox plans), while some are priced based on a customer's transaction volume. Depending on the product purchased, teams must have a minimum number of licenses, but can also have hundreds of users. Customers can choose between an annual or monthly plan, with a small number of large organizations on multi-year plans. We typically bill Dropbox Sign customers at the beginning of their respective terms and recognize revenue ratably over the subscription period. Dropbox Sign products are offered globally, with pricing primarily denominated in U.S. dollars.

Our Business Model

Drive new signups

We acquire users efficiently and at relatively low costs through word-of-mouth referrals, direct in-product referrals, and sharing of content. Anyone can create a Dropbox account for free through our website or app and be up and running in minutes. These users often share and collaborate with other non-registered users, attracting new signups into our network.

Increase conversion of registered users to our paid subscription plans

We generate over 90% of our revenue from self-serve channels—users who purchase a subscription through our app or website. To grow our recurring revenue base, we actively encourage our registered users to convert to one of our paid plans based on the functionality that best suits their needs. We do this via in-product prompts and notifications, time-limited free trials of paid subscription plans, email campaigns, and lifecycle marketing. We use these tactics in combination with the goal of generating increased recurring revenues from our existing user base.

Upgrade and expand existing customers

We offer a range of paid subscription plans, from Plus, Simple, Professional, and Essentials for individuals to Standard, Advanced, Business, Business Plus and Enterprise for teams. We analyze usage patterns within our network and run hundreds of targeted marketing campaigns to encourage paying users to upgrade their plans. We prompt individual subscribers who collaborate with others on Dropbox to purchase our Standard, Advanced or Business, and Business Plus plans for a better team experience, and we also encourage existing Dropbox Business teams to purchase additional licenses or to upgrade to premium subscription plans. We also aim to offer additional products that expand our content collaboration capabilities, such as through our acquisitions of Dropbox Sign, DocSend and Reclaim.

Recent Developments

Impact of Macroeconomic Factors on our Business

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Uncertain economic conditions including inflation, fluctuations in interest rates, fluctuations in foreign exchange rates, impacts of tariffs and retaliatory actions, geopolitical issues, changes in government administration policy positions, and other conditions may adversely impact our results of operations and financial performance.

During the year ended December 31, 2025, our overall performance exceeded expectations, with business trends reflecting steady execution amid ongoing macroeconomic uncertainty. We saw better than expected improvements in customer retention and engagement, particularly across our Individual plans. While Teams performance showed signs of stabilization, it continues to be affected by cautious customer spend amid broader macroeconomic uncertainty. Additionally, DocSend delivered strong growth, while Sign modestly exceeded expectations.

Due to our subscription-based business model, any impact of the current macroeconomic environment on our business, particularly as a result of changes in our customer behavior, may not be fully reflected in our results of operations until future periods, if at all. For a further discussion of the potential impacts of the macroeconomic environment on our business, see "Risk Factors" included in Part I, Item 1A. of this report.

Key Business Metrics

We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Total annual recurring revenue

We primarily focus on total annual recurring revenue ("Total ARR") as the key indicator of the trajectory of our business performance. Total ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. In addition, Total ARR is less subject to variations in short-term trends that may not appropriately reflect the health of our business; however, the changes in ARR throughout the year could be subject to seasonality. Total ARR is a performance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

Total ARR consists of contributions from all of our revenue streams, including subscriptions and add-ons. We calculate Total ARR as the number of users who have active paid licenses for access to our platform as of the end of the period, multiplied by their annualized subscription price. We first include ARR related to acquired companies in our total ARR in the period of the acquisition. We adjust the exchange rates used to calculate Total ARR on an annual basis at the beginning of each fiscal year.

Our ARR fluctuates and may decrease in some periods as compared to prior periods. In the near term, ARR has experienced and may continue to experience a slight decline, reflecting our strategic decision to significantly reduce investments in FormSwift at the beginning of 2025 as well as our plan to wind down operations by the end of 2026.

Total ARR decreased for the period ended December 31, 2025, compared to the period ended December 31, 2024 primarily driven by our strategic decision to significantly reduce our investment in FormSwift at the beginning of 2025 and a challenging operating environment across our Teams plans, partially offset by growth in Individuals plans.

The below tables set forth our Total ARR using the exchange rates set at the beginning of the applicable year, as well as on a constant currency basis relative to the exchange rates used in 2025.

	As of December 31,	
	2025	2024
	(In millions)	
Total ARR	$ 2,526	$ 2,574

Constant Currency	As of December 31,	
	2025	2024
	(In millions)	
Total ARR	$ 2,526	$ 2,571

Revaluing our ending Total ARR for fiscal 2025 using exchange rates set at the beginning of fiscal 2026, Total ARR at the end of fiscal 2025 would be $2,562 million.

Paying users

We define paying users as the number of users who have active paid licenses for access to our platform as of the end of the period. One person would count as multiple paying users if the person had more than one active license. For example, a 50-person Dropbox Enterprise team would count as 50 paying users, and an individual Dropbox Plus user would count as one paying user. If that individual Dropbox Plus user was also part of the 50-person Dropbox Enterprise team, we would count the individual as two paying users. We first include paying users related to acquired companies among our paying users in the period of the acquisition.

For DocSend, FormSwift and Reclaim, we define paying users as the number of users who have active paid licenses for access to our platform as of the end of the period.

Dropbox Sign has several product lines and the pricing and revenue generated from each product line varies, with some product lines priced based on the number of licenses purchased (similar to Dropbox plans), while others are priced based on a customer's transaction volume. For purposes of Dropbox Sign results, we include as paying users either (i) the number of users who have active paid licenses for access to the Dropbox Sign platform as of the period end for those products that are priced based on the number of licenses purchased (which is the same method we use to evaluate existing Dropbox plans) or (ii) the number of customers for those products that are priced based on transaction volumes.

The number of paying users as of December 31, 2025 declined as compared to December 31, 2024, largely due to reduced outbound sales activity following our 2024 reduction in workforce, continued pressure on our Teams plans and our strategic decision to significantly reduce our investments in FormSwift at the beginning of 2025, offset by growth in Simple. We expect that the total number of paying users will continue to fluctuate from period to period and may continue to decrease in some periods as compared to prior periods.

The below table sets forth the number of paying users as of December 31, 2025 and 2024.

	As of December 31,	
	2025	2024
	(In millions)	
Paying users	18.08	18.22

Average revenue per paying user

We define average revenue per paying user, or ARPU, as our revenue for the period presented divided by the average paying users during the same period. For interim periods, we use annualized revenue, which is calculated by dividing the revenue for the particular period by the number of days in that period and multiplying this value by 365 days. Average paying users are calculated based on adding the number of paying users as of the beginning of the period to the number of paying users as of the end of the period, and then dividing by two.

The average revenue per paying user for the year ended December 31, 2025 decreased as compared to the year ended December 31, 2024 as a result of our strategic decision to significantly reduce our investment in FormSwift and an increased mix of sales towards our lower priced plans.

The below table sets forth our ARPU for the years ended December 31, 2025 and 2024.

	Year Ended December 31,			
	2025		2024	
ARPU	$	138.91	$	140.23

Non-GAAP Financial Measure

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe that free cash flow, or FCF, a non-GAAP financial measure, is useful in evaluating our liquidity.

Free cash flow

We define FCF as GAAP net cash provided by operating activities less capital expenditures. We believe that FCF is a liquidity measure and that it provides useful information regarding cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow our business. FCF is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. FCF has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of FCF are that FCF does not reflect our future contractual commitments, excludes investments made to acquire assets under finance leases, includes capital expenditures, and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Our FCF increased for the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to an increase in cash provided by operating activities. The increase in cash provided by operating activities was primarily due to ongoing operating efficiency initiatives and payments related to our reduction in workforce in the fourth quarter of 2024, offset by increased foreign tax and accounts payable payments, and lease termination payments related to the partial termination of our lease for our San Francisco, California corporate headquarters.

We expect our FCF to fluctuate in the near term due to ongoing operating efficiency initiatives and variability in interest payments for any additional draws on our term loan facility, as well as fluctuations in market interest rates. We expect to continue purchasing infrastructure equipment to support our user base and expect a one-time incremental investment related to the build-out of our new San Francisco, California headquarters given we will vacate our current San Francisco, California headquarters due to recent sublease activity. See Note 16, "Subsequent Events" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We anticipate that our capital expenditures will generally remain consistent in future periods as we continue to invest in our internal infrastructure, network and security. The timing of our operating expenses as described below, may cause FCF to vary from period to period as a percentage of revenue.

The following is a reconciliation of FCF to the most comparable GAAP measure, net cash provided by operating activities:

	Year Ended December 31,	
	2025	2024
	(In millions)	
Net cash provided by operating activities	951.8	894.1
Capital expenditures	(21.0)	(22.5)
Free cash flow	$ 930.8	$ 871.6

Components of Our Results of Operations

Revenue

We generate revenue from sales of subscriptions to our platform.

Revenue is recognized ratably over the related contractual term generally beginning on the date that our platform is made available to a customer. Our subscription agreements typically have monthly or annual contractual terms, although a small percentage have multi-year contractual terms. Our agreements are generally non-cancelable. We typically bill in advance for monthly contracts and annually in advance for contracts with terms of one year or longer. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized.

Our revenue is driven primarily by conversions and upsells to our paid plans. We also generate revenue from transaction based products and fees from the referral of users to our partners. We generate over 90% of our revenue from self-serve channels. No customer represented more than 1% of our revenue in the periods presented.

Our revenue growth is impacted by both the number of paying users and our ability to increase the average revenue per paying user. Our overall paying user growth rate has declined, and we expect growth in paying users to fluctuate from period to period in the future. If we do not successfully reverse the trend of decreasing average revenue per paying user, for example through increased sales of our higher-priced subscription plans, or otherwise offset slower growth or declines in paying users, we expect our revenue and revenue growth rate to continue decreasing.

Cost of revenue and gross margin

Cost of revenue. Our cost of revenue consists primarily of expenses associated with the storage, delivery, and distribution of our platform for both paying users and free users. These costs, which we refer to as infrastructure costs, include depreciation of our servers located in co-location facilities that we lease and operate, rent and facilities expense for those datacenters, network and bandwidth costs, support and maintenance costs for our infrastructure equipment, and payments to third-party datacenter service providers. Cost of revenue also includes salaries, bonuses, employer payroll taxes and benefits, travel-related expenses, expenses related to our reduction in workforce in the fourth quarter of 2024, such as severance, benefits and other related items, and stock-based compensation, which we refer to as employee-related costs, for employees whose primary responsibilities relate to supporting our infrastructure and delivering user support. Other non-employee costs included in cost of revenue include credit card fees related to processing customer transactions, and allocated overhead, such as facilities, including rent, utilities, depreciation on leasehold improvements and other equipment shared by all departments, and shared information technology costs. In addition, cost of revenue includes amortization of developed technologies, professional fees related to user support initiatives, and property taxes related to datacenter equipment.

We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased use of our platform. We expect that cost of revenue will increase in absolute dollars in both the near term and long term.

Gross margin. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period based on the timing of additional capital expenditures and the related depreciation expense, or other increases in our infrastructure costs, as well as revenue fluctuations. We expect gross margin to remain relatively constant in both the near term and long term.

Operating expenses

Research and development. Our research and development expenses consist primarily of employee-related costs for our engineering, product, and design teams, expenses related to our reduction in workforce in the fourth quarter of 2024, such as severance, benefits and other related items, compensation expenses related to key personnel from acquisitions and allocated overhead. These groups are responsible for the design, development, testing, delivery of new technologies and features, and support of our self-serve platform. We continue to focus our product development efforts on adding new features and enhancing the functionality and ease of use of our offerings. Additionally, research and development expenses include internal development-related third-party hosting fees. We have expensed almost all of our research and development costs as they were incurred.

We expect that research and development costs will decrease in absolute dollars and as a percentage of revenue in both the near term and long term as we continue to drive operating efficiencies across the business, partially offset by ongoing investment in key growth initiatives.

Sales and marketing. Our sales and marketing expenses relate to both self-serve and outbound sales activities, and consist primarily of employee-related costs, expenses related to our reduction in workforce in the fourth quarter of 2024, such as severance, benefits and other related items, advertising costs, brand marketing costs, lead generation costs, sponsorships and allocated overhead. Sales commissions earned by our outbound sales team and the related payroll taxes, as well as commissions earned by third-party resellers that we consider to be incremental and recoverable costs of obtaining a contract with a customer, are deferred and are typically amortized over an estimated period of benefit of five years. Additionally, sales and marketing expenses include non-employee costs related to app store fees, fees payable to third-party sales representatives and amortization of acquired customer relationships.

We expect that sales and marketing expenses will remain consistent in absolute dollars in the near term and could fluctuate in the long term as we seek to grow our user base and increase our brand awareness while also retaining flexibility to invest in growth.

General and administrative. Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, human resources, and other administrative teams, as well as certain executives. In addition, general and administrative expenses include expenses related to our reduction in workforce in the fourth quarter of 2024, such as severance, benefits and other related items, allocated overhead, outside legal, accounting and other professional fees, and non income-based taxes.

We expect to incur additional general and administrative expenses to support the growth of the Company. We expect that general and administrative expenses will fluctuate in absolute dollars in future periods and remain relatively constant in both the near term and the long term as a percentage of revenue.

Net (gain) loss on real estate assets

Net (gain) loss on real estate assets consists of gains and losses related to real estate and lease activity, including impairment charges. See Note 9, "Leases" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Interest (expense) income, net

Interest (expense) income, net consists primarily of interest expense related to our term loan facility, finance lease obligations for infrastructure and amortization of debt issuance costs, offset by interest income earned on our investments classified as cash and cash equivalents, and short-term investments. We expect that interest (expense), income, net may fluctuate in both the near term and the long term, depending on the timing and magnitude of any additional draws on our term loan facility, as well as changes in market interest rates.

Other income, net

Other income, net consists of other non-operating gains or losses, including those related to gains or losses on sale of assets, foreign currency transaction gains and losses, lease arrangements, which include sublease income, and gains and losses related to our short-term investments.

Provision for income taxes

Provision for income taxes consists of U.S. federal, state and foreign jurisdiction income taxes. For 2025 and 2024, the difference between the U.S. statutory rate and our effective tax rate is primarily due to the jurisdictional mix of earnings, tax credits, state income taxes, stock-based compensation, and changes to our unrecognized tax benefits.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,			
	2025		2024	
	(In millions)			
Revenue	$	2,521.0	$	2,548.2
Cost of revenue[(1)(2)]		500.8		445.1
Gross profit		2,020.2		2,103.1
Operating expenses:				
Research and development[(1)(2)]		732.0		914.9
Sales and marketing[(1)(2)]		369.9		460.7
General and administrative[(1)(2)]		230.5		241.2
Net (gain) loss on real estate assets[(3)]		(1.3)		0.1
Total operating expenses		1,331.1		1,616.9
Income from operations		689.1		486.2
Interest (expense) income, net		(78.6)		13.9
Other income, net		7.1		9.7
Income before income taxes		617.6		509.8
Provision for income taxes		(109.2)		(57.5)
Net income	$	508.4	$	452.3

[(1)] Includes stock-based compensation as follows:

	Year Ended December 31,			
	2025		2024	
	(In millions)			
Cost of revenue	$	20.6	$	22.9
Research and development		211.2		247.6
Sales and marketing		20.7		23.7
General and administrative		48.3		52.3
Total stock-based compensation	$	300.8	$	346.5

[(2)] Includes expenses related to the Company's reduction in workforce such as severance, benefits and other related items during the years ended December 31, 2025 and 2024. See Note 1, "Description of the Business and Summary of Significant Accounting Policies - Reduction in Workforce" to the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

[(3)] See Note 9, "Leases" to the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

The following table sets forth our results of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,	
	2025	2024
	(As a % of revenue)*	
Revenue	100 %	100 %
Cost of revenue[(1)(2)]	20	17
Gross profit	80	83
Operating expenses:		
Research and development[(1)(2)]	29	36
Sales and marketing[(1)(2)]	15	18
General and administrative[(1)(2)]	9	9
Net (gain) loss on real estate assets[(3)]	—	—
Total operating expenses	53	63
Income from operations	27	19
Interest (expense) income, net	(3)	1
Other income, net	—	—
Income before income taxes	24	20
Provision for income taxes	(4)	(2)
Net income	20 %	18 %

[(1)] Includes stock-based compensation as a percentage of revenue as follows:

	Year Ended December 31,	
	2025	2024
	(As a % of revenue)*	
Cost of revenue	1 %	1 %
Research and development	8	10
Sales and marketing	1	1
General and administrative	2	2
Total stock-based compensation	12 %	14 %

[(2)] Includes expenses related to the Company's reduction in workforce such as severance, benefits and other related items during the years ended December 31, 2025 and 2024. See Note 1, "Description of the Business and Summary of Significant Accounting Policies - Reduction in Workforce" to the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

[(3)] See Note 9, "Leases" to the Company's consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

* Percentages may not foot due to rounding.

Comparison of the years ended December 31, 2025 and 2024,

Revenue

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
Revenue	$ 2,521.0	$ 2,548.2	$ (27.2)	(1.1)%

Revenue decreased $27.2 million or 1.1% during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to our strategic decision to significantly reduce our investment in FormSwift and a challenging Teams environment, offset by growth in our Individuals plans. Revenue was positively impacted by changes in foreign exchange rates across multiple currencies.

Cost of revenue, gross profit, and gross margin

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
Cost of revenue	$ 500.8	$ 445.1	$ 55.7	12.5 %
Gross profit	2,020.2	2,103.1	(82.9)	(3.9)%
Gross margin	80 %	83 %		

Cost of revenue increased $55.7 million or 12.5% during the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase was primarily driven by a $53.1 million increase in infrastructure costs, including costs associated with adding equipment in support of our data center refresh cycle and data center facilities costs. Additionally, we saw a smaller benefit in depreciation expense compared to the 2024 period as a result of the change in useful lives from four to five years of certain infrastructure and component assets which was effective January 1, 2024.

Our gross margin decreased during the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to a 12.5% increase in our cost of revenue as described above and a 1.1% decrease in revenue during the period.

Research and development

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
Research and development	$ 732.0	$ 914.9	$ (182.9)	(20.0)%

Research and development expenses decreased $182.9 million or 20.0% during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to decreases of $147.8 million in employee-related costs driven by a decrease in headcount and $32.0 million in allocated overhead.

Sales and marketing

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
Sales and marketing	$ 369.9	$ 460.7	$ (90.8)	(19.7)%

Sales and marketing expenses decreased $90.8 million or 19.7% during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to a decrease of $52.3 million related to advertising due to our strategic decision to significantly reduce our investments in FormSwift and other marketing related expenses as well as a decrease of $31.8 million in employee-related costs driven by a decrease in headcount.

General and administrative

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
General and administrative	$ 230.5	$ 241.2	$ (10.7)	(4.4)%

General and administrative expenses decreased $10.7 million or 4.4% during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to decreases of $7.4 million in outside services and $6.5 million in allocated overhead.

Net (gain) loss on real estate assets

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	(In millions)			
Net (gain) loss on real estate assets	$ (1.3)	$ 0.1	$ (1.4)	(1,400)%

Net gain on real estate assets was $1.3 million for the year ended December 31, 2025, primarily resulting from a reduction of the liability for unrecoverable common area maintenance costs related to our San Francisco, California corporate headquarters due to recent sublease activity. Net loss on real estate assets was $0.1 million for the year ended December 31, 2024, primarily due to changes in the corporate real estate market, which impacted our subleasing strategy in conjunction with our Virtual First work model.

Interest (expense) income, net

Interest (expense) income, net changed by $92.5 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to an increase in interest expense related to our term loan facility entered into in the fourth quarter of 2024.

Other income, net

Other income, net decreased by $2.6 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to a $2.0 million increase in foreign currency transaction losses.

Provision for income taxes

Provision for income taxes increased $51.7 million during the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to an increase in income before taxes, a reduction in tax credits, and increases to our unrecognized tax benefits in the current year, as compared to reductions to our uncertain tax positions in the prior year due to an effective settlement with a foreign taxing authority.

On July 4, 2025, the OBBBA was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. OBBBA reduced our U.S. cash tax payments in 2025, but increased tax expense, primarily due to limits to the availability of certain credits and deductions resulting from the reinstatement of immediate expensing for U.S. research expenditures.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $891.3 million and short-term investments of $146.9 million, which were held for working capital purposes. Our cash, cash equivalents, and short-term investments consist primarily of cash, money market funds, corporate notes and obligations, U.S. Treasury securities, asset-backed securities, U.S. agency obligations, supranational securities, and municipal securities. As of December 31, 2025, $413.8 million of our cash and cash equivalents was held by our foreign subsidiaries. We do not expect to incur material taxes in the event we repatriate any of these amounts. Our cash is held at several large financial institutions and our investments are focused on the preservation of capital, fulfillment of our liquidity needs, and maximization of investment performance within the parameters set forth in our investment policy and subject to market conditions. The investment policy sets forth credit rating minimums, permissible allocations, and limits our exposure to specific investment types. We believe these policies mitigate our exposure to risk concentrations.

We have historically financed our operations primarily through cash generated from our operations, the Notes (as defined below) issuance, borrowings from our term loan facility, equity issuances, and finance leases for our infrastructure-related assets in co-location facilities that we directly lease and operate. We enter into finance leases in part to better match the timing of payments for infrastructure-related assets with that of cash received from our paying users. In our business model, some of our registered users convert to paying users over time, and consequently there is a lag between initial investment in infrastructure assets and cash received from some of our users. We also have delayed draw term loan features as part of the term loan facility for additional working capital flexibility, as described below.

In February 2021, we issued approximately $1.4 billion in aggregate principal amount of the 2026 Notes and the 2028 Notes (together the "Notes"), comprised of $695.8 million in aggregate principal amount of 2026 Notes and $693.3 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2026 Notes and 2028 Notes were $684.8 million, net of debt issuance costs, and $682.3 million, net of debt issuance costs, respectively. The 2026 Notes mature on March 1, 2026 and the 2028 Notes mature on March 1, 2028. The Notes of each series do not bear regular interest and the principal does not accrete. The Notes of each series may bear special interest as the remedy relating to our failure to comply with certain of our reporting obligations. These Notes can be converted or repurchased prior to maturity if certain conditions are met.

In December 2024, we entered into a secured five-year term loan facility in an aggregate principal amount of up to $2.0 billion, consisting of initial term loans and initial delayed draw term loan commitments (the "initial delayed draw term loans") each in an aggregate principal amount of up to $1.0 billion, respectively. The terms of the initial Credit Agreement also provide for a secured letter of credit facility in an aggregate amount of up to $35.0 million. In September 2025, we entered into the First Amendment to the term loan facility which provided for additional secured delayed draw term loan commitments in an aggregate principal amount of up to $700.0 million (the "2025 delayed draw term loans"). The 2025 delayed draw term loans may be borrowed solely for the purpose of prepaying, repaying, repurchasing, redeeming, exchanging or settling upon conversion the 2026 Notes. We expect to pay the 2026 Notes using proceeds from the loans prior to or at maturity in 2026.

The initial term loans and initial delayed draw term loans have a maturity date of December 11, 2029 and the 2025 delayed draw term loans have a maturity date of September 9, 2030. Quarterly principal payments for the initial term loans and initial delayed draw term loans began on March 31, 2025 and on the last business day of the quarter after the funding of such loans, respectively, and will continue on the last business day of each quarter thereafter, equal to 0.25% of the original principal amount of such term loans or such greater percentage as may be required to make the initial delayed draw term loans fungible with any then-outstanding term loans. Quarterly repayments of 0.25% of the original principal amount of the 2025 delayed draw term loans are required beginning on the last business day of the quarter after the funding of such loans and continuing thereafter. As of December 31, 2025, we had $1,488.3 million of outstanding initial term loans and initial delayed draw term loans, no outstanding 2025 delayed draw term loans, and $1,200.0 million available to draw on the term loan facility. As of December 31, 2025, $17.5 million letters of credit were issued under the letter of credit facility.

Interest on borrowings under the term loan facility accrues at either an alternate base rate plus a margin of 2.75% or a term SOFR rate plus a margin of 3.75% (further described in Note 8 "Debt") at our option. Pursuant to the terms of the Amended Credit Agreement, we are required to pay a quarterly commitment fee that accrues at a rate of 1.00% per annum on both the unused portion of the initial delayed draw term loan commitments and the unused portion of the 2025 delayed draw term loans. The 2025 delayed draw term loans commitment fees started accruing on the unused portion three months after the effective date of the First Amendment.

The term loan facility permits the Company, subject to satisfaction of certain conditions, including obtaining commitments from new or existing lenders, to add new term loan facilities or increase the term loan commitments under the term loan agreement, in each case, subject to certain limits. Additionally, the Amended Credit Agreement contains customary representations and warranties, customary affirmative and negative covenants, and customary events of default. Failure to comply with these covenants may result in a portion of the outstanding term loan debt becoming due immediately. We were in compliance with all covenants under the term loan facility as of December 31, 2025.

As of December 31, 2025, we have utilized a significant portion of our U.S. federal, state and foreign net operating losses. Future utilization of remaining net operating loss and research credit carryforwards are subject to statutory limits.

We believe our existing cash and cash equivalents, together with our short-term investments, cash provided by operations and amounts available under the term loan facility, will be sufficient to meet our needs for the foreseeable future. In addition to the Notes and obligations under the term loan facility discussed above, as of December 31, 2025, we have cash commitments due to additional known contractual obligations. Our cash commitments due to known contractual obligations primarily relate to operating and finance lease arrangements. As of December 31, 2025, we additionally had $91.4 million of commitments with third-party vendors for services related to our infrastructure, infrastructure warranty contracts, and asset retirement obligations for office modifications, with terms of 11 years or less.

Our operating lease arrangements consist of leases for our offices and datacenters with terms of 11 years or less. As of December 31, 2025, future non-cancelable minimum rental payments related to operating leases were $646.1 million, which includes $162.9 million of future contractual rent payments allocated to non-lease components, and excludes rent payments from our subtenants and variable operating expenses. As of December 31, 2025, we are entitled to non-cancelable rent payments from our subtenants of $65.9 million, which will be collected over the next 8 years. Our finance lease arrangements primarily consist of leases for our infrastructure with terms of 4 years or less. As of December 31, 2025, future non-cancelable minimum rental payments under finance leases were$373.1 million. Refer to Note 9, "Leases", for more information.

Our principal uses of cash in recent periods have been funding our operations, repurchases of our Class A common stock, the satisfaction of tax withholding obligations in connection with the settlement of restricted stock units ("RSUs") and restricted stock awards ("RSAs"), making principal payments on our finance lease obligations, and capital expenditures. Our Board of Directors has authorized three separate $1.2 billion Class A common stock repurchase programs since February 2022, with authorizations in February 2022, July 2023 and December 2024. We completed the February 2022, July 2023 and December 2024 authorizations during the three months ended March 31, 2024, March 31, 2025, and December 31, 2025 respectively. In August 2025, our Board of Directors authorized a new repurchase program of up to an additional $1.5 billion of the outstanding shares of our Class A common stock. Share repurchases are made from time-to-time in private transactions or open market purchases as permitted by securities laws and other legal requirements and are subject to a review of the circumstances in place at that time, including prevailing market prices. The program does not obligate us to repurchase any specific number of shares and has no specified time limit; it may be discontinued at any time. During the year ended December 31, 2025, we repurchased and subsequently retired 60.4 million shares of our Class A common stock for an aggregate amount of $1.7 billion. This amount includes the 1% excise tax under the Inflation Reduction Act, as well as repurchase execution costs incurred in connection with our share repurchase program. The pace of our share repurchases may fluctuate due to various circumstances, including market conditions, our stock price, and other strategic investments.

Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support further infrastructure development and research and development efforts, the timing and extent of additional capital expenditures to invest in infrastructure equipment to support our user base, our ability to sublease space at office locations where we have unused spaces, the satisfaction of tax withholding obligations for the release of restricted stock units and awards, investments in sales and marketing, the expansion of international operations, the introduction of new product capabilities and enhancement of our platform, the continuing market acceptance of our platform, and the volume, timing, and amount of our share repurchases. In addition, we have and may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In light of all these circumstances, we may be required to seek additional equity or debt financing, or we may decide to do so opportunistically. In the event that additional financing is required or desired from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition could be materially and adversely affected.

Our cash flow activities were as follows for the periods presented:

	Year Ended December 31,	
	2025	**2024**
	(In millions)	
Net cash provided by operating activities	$ 951.8	$ 894.1
Net cash provided by investing activities	111.9	443.8
Net cash used in financing activities	(1,530.7)	(586.6)
Effect of exchange rate changes on cash and cash equivalents	12.4	(5.7)
Net (decrease) increase in cash and cash equivalents	$ (454.6)	$ 745.6

Operating activities

Our largest source of operating cash is cash collections from our paying users for subscriptions to our platform. Our primary uses of cash from operating activities are for employee-related expenditures, infrastructure-related costs, and marketing expenses. Net cash provided by operating activities is impacted by our net income adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization expenses, as well as the effect of changes in operating assets and liabilities.

For the year ended December 31, 2025, net cash provided by operating activities was $951.8 million, which primarily consisted of our net income of $508.4 million, adjusted for stock-based compensation expense of $300.8 million, depreciation and amortization expenses of $157.4 million, and net cash outflow of $126.8 million from operating assets and liabilities. The outflow from operating assets and liabilities was primarily due to the payment of our 2024 corporate bonus, the payment for the third tranche termination fee for the partial termination of our lease for our San Francisco, California corporate headquarters, and payments related to our operating leases.

The increase of $57.7 million in net cash provided by operating activities during the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to an increase of $73.0 million in net income, as adjusted for stock-based compensation, depreciation and amortization expenses, and other non-cash (gains) losses, partially offset by an increase of $15.3 million in cash outflows from changes in operating assets and liabilities. The increase in cash outflows is primarily driven by an increase in foreign tax and accounts payable payments, and an increase in termination fee payments related to the partial termination of our lease for our San Francisco, California corporate headquarters, offset by the payments related to our reduction in workforce in the fourth quarter of 2024.

Investing activities

Net cash provided by investing activities is primarily impacted by net investment activity, which includes sales, maturities, and purchases of short-term investments, cash paid for acquisitions, and for purchasing infrastructure equipment in co-location facilities that we directly lease and operate.

For the year ended December 31, 2025, net cash provided by investing activities was $111.9 million, which primarily related to $124.8 million in investment activity inflows, driven by the maturities of short-term investments. The increase was partially offset by cash paid for acquisitions of $13.1 million.

The decrease of $331.9 million in net cash provided by investing activities during the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to a decrease of $368.3 million in net investment activity inflows and a decrease in cash receipts from equipment rebates of $15.2 million, offset by a decrease of $44.7 million in cash paid for acquisitions.

Financing activities

Net cash used in financing activities is primarily impacted by cash used for repurchases of common stock, tax withholding obligations for the release of restricted stock units and restricted stock awards, principal payments on finance lease obligations for our infrastructure equipment, principal payments on amounts drawn upon the term loan facility, payments of debt issuance costs and loan commitment fees related to the term loan facility, and payments of acquisition-related indemnity holdback amounts, offset by proceeds from the term loan facility.

For the year ended December 31, 2025, net cash used in financing activities was $1,530.7 million, which primarily consisted of $1,713.9 million for the repurchase of our common stock, $151.0 million for the satisfaction of tax withholding obligations for the release of restricted stock units and awards, $128.6 million in principal payments on finance lease obligations, $11.6 million in principal payments against the term loan facility, and $21.6 million in payments of debt issuance costs and loan commitment fees under the term loan facility. The outflow was offset by $500.0 million in proceeds from the term loan facility.

The increase of $944.1 million in net cash used in financing activities during the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily due to a decrease of $500.0 million in proceeds from the term loan facility, an increase of $472.3 million in repurchases of our common stock, and an increase of $11.6 million in principal payments against the term loan facility, offset by a decrease of $28.5 million in payments of debt issuance costs and loan commitment fees and a decrease of $13.6 million in cash paid for the release of acquisition-related indemnity holdback payments after the acquisition date in accordance with the merger agreement.

Significant Impacts of Stock-Based Compensation

Co-Founder Grant

In December 2017, the Board of Directors approved the grant to Drew Houston, the Company's Co-Founder and Chief Executive Officer, of 10.3 million shares of Class A common stock in the form of RSAs (the "Co-Founder Grant"). This Co-Founder Grant has service-based, market-based, and performance-based vesting conditions. The Co-Founder Grant is excluded from Class A common stock issued and outstanding until the satisfaction of these vesting conditions. The Co-Founder Grant also provides the holder with certain stockholder rights, such as the right to vote the shares with the other holders of Class A common stock and a right to cumulative declared dividends.

The Co-Founder Grant is eligible to vest over the ten-year period following the date the Company's shares of Class A common stock commenced trading on the Nasdaq Global Select Market in connection with the Company's IPO. The Co-Founder Grant is comprised of nine tranches that are eligible to vest based on the achievement of stock price goals, each of which are referred to as a Stock Price Target, measured over a consecutive thirty-day trading period during the Performance Period. The Performance Period began on January 1, 2019.

Company Stock Price Target	Shares Eligible to Vest for Mr. Houston
$30.00	2,066,667
$37.50	1,033,334
$45.00	1,033,334
$52.50	1,033,333
$60.00	1,033,333
$67.50	1,033,333
$75.00	1,033,333
$82.50	1,033,333
$90.00	1,033,333

The Performance Vesting Condition for the Co-Founder Grant was satisfied on the date the Company's shares of Class A common stock commenced trading on the Nasdaq Global Select Market in connection with the Company's IPO, which was March 23, 2018.

The first tranche of the Co-Founder Grant, or 2.1 million shares of Class A common stock, vested in the fourth quarter of 2021. The stock-based compensation expense for the Co-Founder Grant was recognized utilizing the accelerated attribution method over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved, and is not reversed if the market conditions are not satisfied. As of December 31, 2024, the Company had fully recognized all related stock-based compensation expense.

Critical Accounting Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

While our significant accounting policies are more fully described in Note 1 "Description of the Business and Summary of Significant Accounting Policies" to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K, we believe that the accounting policies described below involve a greater degree of judgment and estimation uncertainty.

Income Taxes

Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of our assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets are recorded for net operating loss and credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence, which requires management's judgment, includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. Any changes in our assessment of the realizability of deferred tax assets would result in a corresponding increase or decrease to income tax expense in the period in which such change is recorded.

We are subject to income taxes in the United States and various foreign jurisdictions and are required to make judgments and estimates in determining our provision for income taxes, including the recognition and measurement of uncertain tax positions. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The evaluation of uncertain tax positions can require significant judgment and may involve assumptions regarding the interpretation and application of complex tax laws, and the resolution of issues with taxing authorities. These judgments may change as a result of new information, including changes in tax law, regulations, or interpretations thereof, the outcome of tax audits, or refinements to our estimates. Although we believe that our estimates related to uncertain tax positions are reasonable, the ultimate outcome of these matters may differ from our estimates. Any such differences could materially affect our provision for income taxes, effective tax rate, and cash flows in the period in which the matter is resolved.

Refer to Note 14, "Income Taxes" to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Recent Accounting Pronouncements

See Note 1, "Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements as of the date of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We had cash and cash equivalents of $891.3 million and short-term investments of $146.9 million as of December 31, 2025. We hold our cash and cash equivalents and short-term investments for working capital purposes. Our cash, cash equivalents, and short-term investments consist primarily of cash, money market funds, corporate notes and obligations, U.S. Treasury securities, asset-backed securities, U.S. agency obligations, supranational securities, and municipal securities. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the control of cash and investments. We do not enter into investments for trading or speculative purposes. Our cash equivalents and our portfolio of debt securities are subject to market risk due to changes in interest rates.

As of December 31, 2025, a hypothetical increase in interest rates by 100 basis points would have had an immaterial impact on the market value of our investment portfolio. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Borrowings under the term loan facility bear interest, at our option, at either (a) an alternate base rate, which is defined as a fluctuating rate per annum equal to the greatest of (i) the prime rate then in effect, (ii) the federal funds rate then in effect, plus 0.50% per annum, and (iii) a term SOFR rate determined on the basis of a one-month interest period plus 1.00% per annum, in each case, plus a 2.75% margin, or (b) an overnight term SOFR rate (based on one, three or six month interest periods), plus a 3.75% margin. As of December 31, 2025, we had $1,488.3 million outstanding under the term loan facility. We do not have any other long-term debt or financial liabilities with floating interest rates that would subject us to interest rate fluctuations. For the year ended December 31, 2025, a hypothetical 100 basis point increase or decrease in interest rates would have resulted in a $10.9 million change in interest expense related to the term loan facility.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency.

Most of our revenue is generated in U.S. dollars, with the remainder generated in Euros, British pounds sterling, Australian dollars, Canadian dollars, and Japanese yen.

Our expenses are generally denominated in the currencies in which our operations are located, which are primarily the United States and, to a lesser extent, Europe and Asia. The functional currency of Dropbox International Unlimited, our international headquarters and largest international entity, is denominated in U.S. dollars. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates in ways that are unrelated to our operating performance.

As exchange rates may fluctuate significantly between periods, revenue and operating expenses, when converted into U.S. dollars, may also experience significant fluctuations between periods. Volatile market conditions, including those arising from macroeconomic events, such as the volatility and uncertainty in the banking and financial services sector, fluctuating interest rates, tightening of credit markets, as well as geopolitical events have and may in the future result in significant changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar has and may in the future negatively affect our revenue expressed in U.S. dollars. Historically, a majority of our revenue and operating expenses have been denominated in U.S. dollars, Euros, and British pounds sterling. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations are particularly impacted by fluctuations in the U.S. dollar-Euro and U.S. dollar-British pounds sterling exchange rates. During the year ended December 31, 2025, 27% of our sales were denominated in currencies other than U.S. dollars. Our expenses, by contrast, are primarily denominated in U.S. dollars. As a result, any increase in the value of the U.S. dollar against these foreign currencies could cause our revenue to decline relative to our costs, thereby decreasing our margins.

Foreign currency transaction gains and losses were immaterial during the years ended December 31, 2025 and 2024. A hypothetical 10% change in foreign currency rates would not have resulted in material gains or losses for the years ended December 31, 2025 and 2024.

To date, we have not engaged in any hedging activities. As our international operations grow, we will continue to reassess our approach to managing risks relating to fluctuations in currency rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DROPBOX, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Dropbox, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dropbox, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Contracts with Customers

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company derives its revenue from the sale of subscriptions for access to its platform, which are recognized ratably over the related contractual term.
	Auditing the Company's revenue recognition is especially challenging due to the high volume of individually-low-monetary-value transactions that are processed through several applications responsible for initiation, processing, and recording.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls over revenue recognition. For example, with the assistance of IT professionals, we tested the internal controls over billing of subscriptions, reconciliation of billings to cash receipts, and revenue recognition.
	To test the Company's accounting for revenue recognition, we performed substantive audit procedures that included, among others, testing the completeness and accuracy of the underlying data within the Company's billing system, and by performing data analytics to evaluate the recognition of revenue and deferred revenue amounts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Dropbox, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Dropbox, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dropbox, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 20, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 20, 2026

DROPBOX, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except for par value)

	As of December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 891.3	$ 1,328.3
Short-term investments	146.9	265.9
Trade and other receivables, net	79.1	70.4
Prepaid expenses and other current assets	73.2	73.8
Total current assets	1,190.5	1,738.4
Property and equipment, net	378.4	358.8
Operating lease right-of-use asset	270.7	158.9
Intangible assets, net	33.7	54.9
Goodwill	454.9	442.8
Deferred tax assets	415.7	466.7
Other assets	101.0	104.7
Total assets	$ 2,844.9	$ 3,325.2
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 24.3	$ 36.5
Accrued and other current liabilities	121.7	143.2
Accrued compensation and benefits	111.8	105.2
Operating lease liability	51.3	64.9
Finance lease obligation	144.3	123.3
Convertible senior notes, net, current	695.4	—
Term loan, net, current	15.0	10.0
Deferred revenue	729.7	727.7
Total current liabilities	1,893.5	1,210.8
Operating lease liability, non-current	355.9	250.4
Finance lease obligation, non-current	201.5	203.5
Convertible senior notes, net, non-current	689.9	1,381.6
Term loan, net, non-current	1,433.7	962.9
Other non-current liabilities	67.6	68.4
Total liabilities	4,642.1	4,077.6
Commitments and contingencies (Note 10)		
Stockholders' deficit:		
Convertible preferred stock, $0.00001 par value; no shares authorized, issued and outstanding as of December 31, 2025; no shares authorized, issued and outstanding as of December 31, 2024	—	—
Preferred stock, $0.00001 par value; 240.0 shares authorized, and no shares issued and outstanding as of December 31, 2025; 240.0 shares authorized and no shares issued and outstanding as of December 31, 2024	—	—
Common stock, $0.00001 par value; Class A common stock - 2,400.0 shares authorized and 167.2 shares issued and outstanding as of December 31, 2025; 2,400.0 shares authorized and 218.4 shares issued and outstanding as of December 31, 2024; Class B common stock - 475.0 shares authorized and 75.7 shares issued and outstanding as of December 31, 2025; 475.0 shares authorized and 77.5 shares issued and outstanding as of December 31, 2024; Class C common stock - 800.0 shares authorized and no shares issued and outstanding as of December 31, 2025; 800.0 shares authorized and no shares issued and outstanding as of December 31, 2024	—	—
Additional paid-in-capital	2,012.2	2,404.2
Accumulated deficit	(3,815.1)	(3,146.5)
Accumulated other comprehensive income (loss)	5.7	(10.1)
Total stockholders' deficit	(1,797.2)	(752.4)
Total liabilities and stockholders' deficit	$ 2,844.9	$ 3,325.2

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 2,521.0	$ 2,548.2	$ 2,501.6
Cost of revenue[(1)(2)]	500.8	445.1	478.5
Gross profit	2,020.2	2,103.1	2,023.1
Operating expenses:			
Research and development[(1)(2)]	732.0	914.9	936.5
Sales and marketing[(1)(2)]	369.9	460.7	466.0
General and administrative[(1)(2)]	230.5	241.2	237.1
Net (gain) loss on real estate assets[(3)]	(1.3)	0.1	(155.2)
Total operating expenses	1,331.1	1,616.9	1,484.4
Income from operations	689.1	486.2	538.7
Interest (expense) income, net	(78.6)	13.9	19.4
Other income (loss), net	7.1	9.7	(3.7)
Income before income taxes	617.6	509.8	554.4
Provision for income taxes	(109.2)	(57.5)	(100.8)
Net income	$ 508.4	$ 452.3	$ 453.6
Net income per share-basic and diluted:			
Basic net income per share	$ 1.89	$ 1.42	$ 1.33
Diluted net income per share	$ 1.86	$ 1.40	$ 1.31
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	268.3	318.2	341.2
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	272.8	323.4	345.6

[(1)] Includes stock-based compensation as follows:

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 20.6	$ 22.9	$ 23.3
Research and development	211.2	247.6	237.6
Sales and marketing	20.7	23.7	22.0
General and administrative	48.3	52.3	55.1
Total stock-based compensation	$ 300.8	$ 346.5	$ 338.0

[(2)] Includes expenses related to the Company's reduction in workforce such as severance, benefits and other related items during the years ended December 31, 2025, 2024, and 2023. See Note 1, "Description of the Business and Summary of Significant Accounting Policies - Reduction in Workforce" for additional information.

[(3)] See Note 9, "Leases" for additional information.

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net income	$	508.4	$	452.3	$	453.6
Other comprehensive income (loss):						
Change in foreign currency translation adjustments		9.5		(2.2)		0.2
Change in net unrealized gains and losses on short-term investments		6.3		13.6		27.2
Total other comprehensive income	$	15.8	$	11.4	$	27.4
Comprehensive income	$	524.2	$	463.7	$	481.0

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In millions)

	Convertible preferred stock		Class A and Class B common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders' deficit
	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	—	$ —	349.4	$ —	$ 2,511.6	$ (2,772.1)	$ (48.9)	$ (309.4)
Release of restricted stock units and awards			15.1					
Shares withheld related to net share settlement of restricted stock units and awards			(5.3)		(48.5)	(86.6)		(135.1)
Repurchases of common stock			(22.7)		(205.6)	(337.2)		(542.8)
Exercise of stock options and awards			0.2		2.5			2.5
Stock-based compensation					338.0			338.0
Other comprehensive loss							27.4	27.4
Net income						453.6		453.6
Balance at December 31, 2023	—	$ —	336.7	$ —	$ 2,598.0	$ (2,742.3)	$ (21.5)	$ (165.8)
Release of restricted stock units and awards			14.4					
Shares withheld related to net share settlement of restricted stock units and awards			(5.7)		(55.2)	(93.5)		(148.7)
Repurchases of common stock			(49.5)	$	(485.9)	(763.0)	$	(1,248.9)
Exercise of stock options and awards			0.1		0.9			0.9
Stock-based compensation					346.5			346.5
Other comprehensive income							11.4	11.4
Net income						452.3		452.3
Balance at December 31, 2024	—	$ —	295.9	$ —	$ 2,404.2	$ (3,146.5)	$ (10.1)	$ (752.4)
Release of restricted stock units and awards			12.4					
Shares withheld related to net share settlement of restricted stock units and awards			(5.0)		(53.2)	(97.8)		(151.0)
Repurchases of common stock			(60.4)		(639.7)	(1,079.2)		(1,718.9)
Exercise of stock options and awards					0.1			0.1
Stock-based compensation					300.8			300.8
Other comprehensive income							15.8	15.8
Net income						508.4		508.4
Balance at December 31, 2025	—	$ —	242.9	$ —	$ 2,012.2	$ (3,815.1)	$ 5.7	$ (1,797.2)

See accompanying Notes to Consolidated Financial Statement

DROPBOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flow from operating activities			
Net income	$ 508.4	$ 452.3	$ 453.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	157.4	137.3	170.0
Stock-based compensation	300.8	346.5	338.0
Net (gain) loss on real estate assets	(1.3)	0.1	(155.2)
Amortization of debt issuance costs	10.0	4.6	4.2
Net (gain) loss on equity investments	(0.7)	0.2	—
Amortization of deferred commissions	25.9	30.3	38.6
Non-cash operating lease expense	37.6	35.9	43.5
Deferred taxes	51.7	(5.4)	38.4
Other	(11.2)	3.8	(0.6)
Changes in operating assets and liabilities:			
Trade and other receivables, net	(6.7)	(2.4)	(14.5)
Prepaid expenses and other current assets	(26.2)	(5.4)	(41.1)
Other assets	6.9	6.4	23.3
Accounts payable	(12.6)	(4.5)	1.2
Accrued and other current liabilities	(29.4)	(24.7)	(20.8)
Accrued compensation and benefits	5.9	(4.1)	(22.6)
Deferred revenue	2.0	1.5	21.6
Other non-current liabilities	10.1	(6.4)	(1.5)
Operating lease liabilities	(40.8)	(57.0)	(65.4)
Tenant improvement allowance reimbursement	—	—	1.1
Cash paid for lease termination	(36.0)	(14.9)	(28.1)
Net cash provided by operating activities	951.8	894.1	783.7
Cash flow from investing activities			
Capital expenditures	(21.0)	(22.5)	(24.3)
Purchase of intangible assets	(0.4)	(0.2)	(0.3)
Business combinations, net of cash acquired	(13.1)	(57.8)	—
Purchases of short-term investments	—	(62.3)	(208.7)
Proceeds from sales of short-term investments	—	241.7	352.4
Proceeds from maturities of short-term investments	124.8	313.7	252.2
Proceeds from sales of equity investments	1.7	—	—
Cash receipts from equipment rebates	17.1	32.3	24.8
Other	2.8	(1.1)	(0.9)
Net cash provided by investing activities	111.9	443.8	395.2
Cash flow from financing activities			
Proceeds from term loan facility	500.0	1,000.0	—
Payments of debt issuance costs and loan commitment fees	(21.6)	(50.1)	(0.1)
Principal payments against term loan facility	(11.6)	—	—
Payments for taxes related to net share settlement of restricted stock units and awards	(151.0)	(148.7)	(135.1)
Proceeds from issuance of common stock, net of taxes withheld	0.1	0.9	2.5
Principal payments on finance lease obligations	(128.6)	(129.4)	(126.6)
Common stock repurchases	(1,713.9)	(1,241.6)	(539.9)
Payment of acquisition-related indemnification holdback	(4.1)	(17.7)	—
Net cash used in financing activities	(1,530.7)	(586.6)	(799.2)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	12.4	(5.7)	2.4
Change in cash, cash equivalents, and restricted cash	(454.6)	745.6	382.1
Cash, cash equivalents, and restricted cash - beginning of period	1,360.5	614.9	232.8
Cash, cash equivalents, and restricted cash - end of period	$ 905.9	$ 1,360.5	$ 614.9

		Year Ended December 31,				
		2025		**2024**		**2023**
Reconciliation of cash, cash equivalents, and restricted cash to amounts on condensed consolidated balance sheets - end of period						
Cash and cash equivalents		891.3		1,328.3		614.9
Restricted cash, current, included in prepaid expenses and other current assets		—		1.1		—
Restricted cash, non-current, included in other assets		14.6		31.1		—
Total cash, cash equivalents, and restricted cash	$	905.9	$	1,360.5	$	614.9
Supplemental cash flow data:						
Cash paid during the period for:						
Interest	$	105.9	$	15.2	$	10.5
Income taxes	$	56.9	$	61.0	$	68.2
Non-cash investing and financing activities:						
Property and equipment acquired under finance leases	$	147.3	$	171.6	$	144.7

See accompanying Notes to Consolidated Financial Statements.

DROPBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 1. Description of the Business and Summary of Significant Accounting Policies

Business

Dropbox, Inc. (the "Company" or "Dropbox") helps keep life organized and work moving. The Company was incorporated in May 2007 as Evenflow, Inc., a Delaware corporation, and changed its name to Dropbox, Inc. in October 2009. In March 2025, the Company reincorporated in the state of Nevada. The Company is headquartered in San Francisco, California.

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in accordance with the United States of America generally accepted accounting principles ("GAAP"). The accompanying consolidated financial statements include the accounts of Dropbox and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Management evaluates these estimates and assumptions on a regular basis. Actual results may differ materially from these estimates.

The Company's most significant estimates and judgments are related to the accounting for income taxes.

Financial information about segments and geographic areas

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors, and reports its financial information as a single reportable segment. See Note 15 "Segment Information and Geographic Areas" for additional information.

Foreign currency transactions

The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the period. Foreign currency translation gains and losses are recorded in other comprehensive income, net of tax.

Gains and losses realized from foreign currency transactions (those transactions denominated in currencies other than the foreign subsidiaries' functional currency) are included in other income (loss), net. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Foreign currency transaction gains or losses were immaterial during the years ended December 31, 2025 and 2024.

Revenue recognition

The Company derives its revenue from the sale of subscriptions for access to its platform. The Company's policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

(Amounts in tables are in millions except per share data, or as otherwise noted)

The Company's subscription agreements are generally non-cancelable and have monthly or annual contractual terms with a small percentage having multi-year contractual terms. Revenue is recognized ratably over the related contractual term beginning on the date that the platform is made available to a customer. Access to the platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company recognizes revenue ratably because the customer receives and consumes the benefits of the platform throughout the contract period.

The Company bills in advance for monthly contracts and typically bills annually in advance for contracts with terms of one year or longer. The Company also recognizes an immaterial amount of contract assets, or unbilled receivables, primarily related to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the customer.

The Company records contract liabilities when cash payments are received or due in advance of performance to deferred revenue. Deferred revenue primarily relates to the advance consideration received from the customer.

The price of subscriptions is generally fixed at contract inception and therefore, the Company's contracts do not contain a significant amount of variable consideration. As a result, the amount of revenue recognized in the periods presented from performance obligations satisfied (or partially satisfied) in previous periods was not material.

The Company recognized $725.5 million, $724.0 million and $701.6 million of revenue during the years ended December 31, 2025, 2024 and 2023, respectively, that was included in the deferred revenue balances at the beginning of their respective periods.

As of December 31, 2025, future estimated revenue related to performance obligations that were unsatisfied or partially unsatisfied was $800.9 million. The substantial majority of the unsatisfied performance obligations will be satisfied over the next twelve months.

Stock-based compensation

The Company grants RSUs to its employees and members of the Board of Directors under the 2008 Equity Incentive Plan ("2008 Plan"), the 2017 Equity Incentive Plan ("2017 Plan"), and the 2018 Equity Incentive Plan ("2018 Plan" and together with the 2008 Plan and 2017 Plan, the "Dropbox Equity Incentive Plans"). RSUs are subject to a service-based vesting condition over a four-year period, with vesting occurring quarterly, and have been the Company's primary form of stock-based compensation for employees, with the exception of certain awards granted to the Company's co-founder and certain executives. Compensation expense related to RSUs is recognized on a straight-line basis over the requisite service period, with forfeitures accounted for in the period in which they occur.

The Board of Directors determines the fair value of each share of underlying common stock based on the closing price of the Company's Class A common stock as reported on the Nasdaq Global Select Market on the date of the grant.

In December 2017, the Board of Directors approved the Co-Founder Grant of 10.3 million shares of Class A common stock in the form of RSAs to Drew Houston, the Company's co-founder and Chief Executive Officer. The grant is subject to service-based, market-based, and performance-based vesting conditions and is excluded from issued and outstanding Class A common stock until vesting. The Company estimated the grant date fair value using a Monte Carlo simulation model that incorporated the probability of not meeting stock price targets. The first tranche vested in the fourth quarter of 2021. Stock-based compensation expense for the Co-Founder Grant was recognized using the accelerated attribution method over the derived service period and will not be reversed if market conditions are unmet. As of December 31, 2024, the Company had fully recognized all related stock-based compensation expense. See Note 11, "Stockholders' Deficit," for additional information.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the storage, delivery, and distribution of the Company's platform for both paying users and free users. These costs, which are referred to as infrastructure costs, include depreciation of servers located in co-location facilities that the Company leases and operates, rent and facilities expense for those datacenters, network and bandwidth costs, support and maintenance costs for infrastructure equipment, and payments to third-party datacenter service providers. Cost of revenue also includes salaries, bonuses, benefits, travel-related expenses, and stock-based

(Amounts in tables are in millions except per share data, or as otherwise noted)

compensation, which are referred to as employee-related costs, for employees whose primary responsibilities relate to supporting the Company's infrastructure and delivering user support. Other non-employee costs included in cost of revenue include credit card fees related to processing customer transactions and allocated overhead, such as facilities, including rent, utilities, depreciation on leasehold improvements and other equipment shared by all departments, and shared information technology costs. In addition, cost of revenue includes amortization of developed technologies, professional fees related to user support initiatives, and property taxes related to datacenter equipment.

Reductions in Workforce

2024 Reduction in Workforce

In October 2024, the Company announced a global workforce reduction of approximately 20% to streamline its team structure and better align with long-term growth and profitability objectives. As of December 31, 2025, total related cash expenditures were $65.2 million, which included the pro rata fiscal year 2024 annual employee bonus through October 30, 2024. The Company recognized $50.9 million of related expenses, primarily consisting of severance, employee benefits, and related costs.

These severance and related charges are included within the Company's consolidated statements of operations for the years ended December 31, 2025 and 2024 as follows:

	Year Ended December 31,	
	2025	2024
Cost of revenue	$ 0.4	$ 2.4
Research and development	1.9	29.7
Sales and marketing	0.7	12.5
General and administrative	0.7	2.6
Total Charges	$ 3.7	$ 47.2

For the year ended December 31, 2025, changes in liabilities resulting from the severance charges and related costs were as follows:

	Severance and Related Costs
Balance as of December 31, 2024	$ 7.3
Charges	3.7
Cash payments[1]	(11.0)
Balance as of December 31, 2025	$ —

[1] For the year ended December 31, 2025, total cash payments were $13.2 million when including the pro rata amount of the fiscal year 2024 annual employee bonus.

2023 Reduction in Workforce

On April 27, 2023, the Company announced a reduction of its global workforce by approximately 16% to streamline its team structure in support of its long-term growth and profitability objectives. During the year ended December 31, 2023, the Company incurred $39.3 million in charges in connection with the reduction in workforce, primarily consisting of cash expenditures for severance payments, employee benefits and related costs.

These severance charges are included within the Company's consolidated statements of operations for the year ended December 31, 2023 as follows:

(Amounts in tables are in millions except per share data, or as otherwise noted)

Cost of revenue	$	2.9
Research and development		27.8
Sales and marketing		6.7
General and administrative		1.9
Total Charges	$	39.3

For the year ended December 31, 2023, there were no outstanding liabilities related to severance charges and related accruals.

Advertising and promotional expense

Advertising and promotional expenses are primarily included in sales and marketing expenses within the consolidated statements of operations and are expensed when incurred. Advertising and promotional expenses were $81.8 million, $142.6 million, and $131.7 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Cash, cash equivalents, and restricted cash

Cash consists primarily of cash on deposit with banks and includes amounts in transit from payment processors for credit and debit card transactions, which typically settle within five business days. Cash equivalents include highly liquid investments purchased with an original maturity date of 90 days or less from the date of purchase.

Restricted cash relates to cash collateral used to secure outstanding letters of credit primarily for the Company's office lease agreements. The Company had restricted cash of $14.6 million and $32.2 million as of December 31, 2025 and December 31, 2024, respectively.

The Company monitors its credit risk by considering factors such as historical experience, credit ratings, current economic conditions, and reasonable and supportable forecasts.

Short-term investments

The Company's short-term investments are primarily comprised of corporate notes and obligations, U.S. Treasury securities, asset-backed securities, U.S. agency obligations, supranational securities, and municipal securities. The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its short-term investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its short-term investments, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.

The Company's short-term investments are recorded at fair value each reporting period. Unrealized gains and losses on these short-term investments are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets until realized. Unrealized gains and losses for any short-term investments that management intends to sell or it is more likely than not that management will be required to sell prior to their anticipated recovery are recorded in other income (loss), net. The Company segments its portfolio based on the underlying risk profiles of the securities and has a zero-loss expectation for U.S. treasury and U.S. government agency securities. The Company regularly reviews the securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as credit ratings, issuer-specific factors, current economic conditions, and reasonable and supportable forecasts. The Company did not record any material credit losses during the year ended December 31, 2025. As of December 31, 2025 and 2024, no allowance for credit losses in short-term investments was recorded.

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, and short-term investments. Although the Company deposits its cash and cash equivalents with multiple well-established financial institutions, the deposits, at times, may exceed federally insured limits. The

(Amounts in tables are in millions except per share data, or as otherwise noted)

Company has not experienced any losses on its deposits of cash and cash equivalents and management believes that the institutions where the Company has deposits are financially stable and, accordingly, minimal credit risk exists.

Trade accounts receivable are typically unsecured and are derived from revenue earned from customers located around the world. One distribution partner accounted for 47% of total trade and other receivables, net as of December 31, 2025. Two distribution partners accounted for 11% and 48% of total trade and other receivables, net as of December 31, 2024. No customer accounted for more than 10% of the Company's revenue in the periods presented.

The Company hosts its services and serves all of its users using a combination of its own custom-built infrastructure that it leases and operates in co-location facilities and third-party datacenter services such as Amazon Web Services ("AWS"). The Company's technology infrastructure, combined with select use of AWS resources, provides a distributed and scalable architecture on a global scale. The Company has designed its platform with multiple layers of redundancy to guard against data loss and deliver high availability.

Trade and other receivables, net

Trade and other receivables, net consists primarily of trade receivables that are recorded at the invoice amount, net of an allowance for expected credit losses.

The allowance for expected credit losses is based on the Company's assessment of the collectability of accounts receivable. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. The Company regularly reviews the adequacy of the allowance for expected credit losses by considering the age of each outstanding invoice, the collection history of each customer, and other relevant factors, including contractual term and current and future economic conditions. The Company's allowance for expected credit losses was immaterial as of December 31, 2025 and 2024, respectively.

Non-trade receivables

The Company records non-trade receivables to reflect amounts due for activities outside of its subscription agreements, such as indemnification assets and receivables from tenants. Non-trade receivables totaled $2.2 million and $5.0 million, as of December 31, 2025 and 2024, respectively, and are classified within prepaid expenses and other current assets in the accompanying consolidated balance sheets. See Note 9 "Leases" for additional information.

Deferred commissions, net

Deferred commissions, net is stated as gross deferred commissions less accumulated amortization. Deferred commissions are considered to be incremental and recoverable costs of obtaining a contract with a customer such as sales commissions earned by the Company's sales force including related payroll taxes and revenue share earned by strategic partners. These amounts have been capitalized as deferred commissions within prepaid and other current assets and other assets on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $18.2 million and $28.1 million during the years ended December 31, 2025 and 2024, respectively.

Deferred commissions, net included in prepaid and other current assets were $17.1 million and $21.3 million as of December 31, 2025 and 2024, respectively. Deferred commissions, net included in other assets were $18.4 million and $21.9 million as of December 31, 2025 and 2024, respectively.

Commissions related to new contracts are typically deferred and amortized over a period of benefit of five years. The period of benefit was estimated by considering factors such as historical customer attrition rates, the useful life of the Company's technology, and the impact of competition in its industry. Commissions that are commensurate with renewal contracts are typically amortized over one year. Amortization of deferred commissions was $25.9 million, $30.3 million and $38.6 million for the years ended December 31, 2025, 2024 and 2023 respectively. Amortization of deferred commissions costs are included in sales and marketing expense in the accompanying consolidated statements of operations. There was no impairment loss in relation to the deferred costs for any period presented.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Property and equipment, net

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease.

The following table presents the estimated useful lives of property and equipment:

Property and equipment	Useful life
Datacenter and other computer equipment	3 to 5 years
Furniture and Fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Lease obligations

The Company leases office space, datacenters, and equipment under non-cancelable finance and operating leases with various expiration dates through 2036. The Company determines if an arrangement contains a lease at inception.

Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in the Company's operating leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives.

Certain of the operating lease agreements contain rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the single lease cost to be recorded over the lease term. Single lease cost is recognized on a straight-line basis over the lease term commencing on the date the Company has the right to use the leased property. The lease terms may include options to extend or terminate the lease. The Company generally uses the base, non-cancelable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that the option will be exercised.

In addition, certain operating lease agreements contain tenant improvement allowances from its landlords. These allowances are accounted for as lease incentives and decrease the Company's right-of-use asset and reduce single lease cost over the lease term.

As part of the Company's Virtual First work model, Dropbox has retained a portion of its office space for in-person collaboration while the remainder will be subleased. The Company recorded a gain of $1.3 million during the year ended December 31, 2025, primarily resulting from a reduction of the liability for unrecoverable common area maintenance costs related to its San Francisco, California corporate headquarters due to recent sublease activity. See Note 16 "Subsequent Events" for additional information. The Company recorded total impairment charges of $0.1 million and $3.6 million during the years ended December 31, 2024 and 2023, respectively, related to real estate assets as a result of changes in the corporate real estate market which impacted the Company's subleasing strategy in conjunction with the Virtual First work model.

In the fourth quarter of 2023, the Company executed an amendment to partially terminate the lease ("the lease amendment") for its San Francisco, California corporate headquarters. As a result of the lease amendment, the Company recognized a one-time gain of $158.8 million in the fourth quarter of 2023 from the corresponding remeasurement of the lease liability and adjustment of the right-of-use asset (which was previously impaired), partially offset by an increase in the liability for unrecoverable common area maintenance costs.

The Company leases certain equipment from various third parties, through equipment finance leases. These leases either include a bargain purchase option, a full transfer of ownership at the completion of the lease term, or the terms of the leases are at least 75 percent of the useful lives of the assets and are therefore classified as finance leases. These leases are capitalized in property and equipment, net and the related amortization of assets under finance leases is included in depreciation and amortization expense in the Company's consolidated statements of operations. Initial asset values and finance lease obligations are based on the present value of future minimum lease payments.

The Company finance lease agreements may contain lease and non-lease components. The non-lease components include payments for support related to infrastructure equipment obtained via finance leases, which are combined with the lease components and accounted for together as a single lease component.

Internal use software

The Company capitalizes certain costs related to developed or modified software solely for its internal use and cloud-based applications used to deliver its platform. The Company capitalizes costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable that the project will be completed and that the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal use software costs were not material to the Company's consolidated financial statements during the years ended December 31, 2025, 2024 and 2023.

Business combinations

The Company uses best estimates and assumptions, including but not limited to, future expected cash flows, expected asset lives, and discount rates, to assign a fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

Long-lived assets, including goodwill and other acquired intangible assets, net

The Company evaluates the recoverability of its property and equipment and finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review determines that the carrying amount of specific property and equipment or intangible assets is not recoverable, the carrying amount of such assets is reduced to its fair value.

The Company reviews goodwill for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. At December 31, 2025, the single reporting unit had a negative carrying value of net assets. Goodwill allocated to the single reporting unit was $454.9 million at December 31, 2025.

The Company did not record any material impairment charges related to goodwill or intangible assets for the periods presented in these consolidated financial statements.

Acquired property and equipment and finite-lived intangible assets are amortized over their useful lives. The Company evaluates the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision to the remaining period of depreciation or amortization. If the Company revises the estimated useful life assumption for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life on a prospective basis.

Income taxes

Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of the Company's assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets are recorded for net operating loss and credit carryforwards.

A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.

(Amounts in tables are in millions except per share data, or as otherwise noted)

The Company uses a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense.

The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues.

The Tax Cuts and Jobs Act of 2017 ("TCJA") subjects a U.S. shareholder to current tax on global intangible low-taxed income ("GILTI") earned by foreign subsidiaries. The Company accounts for GILTI as a period cost as incurred.

Fair value measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Recently issued accounting pronouncements not yet adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disclosure of disaggregated information about the types of expenses (including employee compensation, depreciation, and amortization) in commonly presented expense captions in the statement of operations, as well as the total amount of selling expenses and, in annual periods, an entity's definition of selling expenses. The amendments in ASU 2024-03 are effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on the Company's consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in ASU 2024-04 are effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently evaluating the impact of this standard on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The practical expedient allows companies to assume the current conditions as of the balance sheet date do not change for the remaining life of the asset when measuring credit losses. The amendments in ASU 2025-05 are effective for annual periods

(Amounts in tables are in millions except per share data, or as otherwise noted)

beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the accounting for internal-use software to current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The amendments in ASU 2025-06 are effective for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company's consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which clarifies existing interim reporting disclosure requirements, including the form and content of interim financial statements, and establishes a principle requiring disclosure of material events and changes since the most recent annual reporting period. The amendments in ASU 2025-11 are effective for interim reporting periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements and related disclosures.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to enhance income tax disclosures primarily through changes in rate reconciliation and income taxes paid disclosures. The Company adopted ASU 2023-09 for the year ended December 31, 2025 and applied the guidance retrospectively to all periods presented. The Company has included the enhanced disclosures required by this guidance in Note 14 "Income Taxes".

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 2. Cash, Cash Equivalents and Short-Term Investments

The amortized cost, unrealized gains and losses and estimated fair value of the Company's cash, cash equivalents and short-term investments as of December 31, 2025 and 2024 consisted of the following:

	As of December 31, 2025			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash	$ 126.5	$ —	$ —	$ 126.5
Cash equivalents				
Money market funds	764.8	—	—	764.8
Total cash & cash equivalents	$ 891.3	$ —	$ —	$ 891.3
Short-term investments				
Corporate notes and obligations	79.6	0.1	(0.6)	79.1
U.S. Treasury securities	45.4	0.1	(0.2)	45.3
Municipal securities	10.8	—	(0.1)	10.7
Asset backed securities	6.3	—	(0.1)	6.2
U.S. agency obligations	3.8	—	—	3.8
Supranational Securities	1.8	—	—	1.8
Total short-term investments	147.7	0.2	(1.0)	146.9
Total	$ 1,039.0	$ 0.2	$ (1.0)	$ 1,038.2

	As of December 31, 2024			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash	$ 98.3	$ —	$ —	$ 98.3
Cash equivalents				
Money market funds	1,230.0	—	—	1,230.0
Total cash & cash equivalents	$ 1,328.3	$ —	$ —	$ 1,328.3
Short-term investments				
Corporate notes and obligations	133.1	0.2	(3.3)	130.0
U.S. Treasury securities	85.0	—	(2.6)	82.4
Municipal securities	30.0	—	(0.7)	29.3
Asset backed securities	19.2	—	(0.3)	18.9
U.S. agency obligations	3.8	—	(0.2)	3.6
Supranational securities	1.8	—	(0.1)	1.7
Total short-term investments	272.9	0.2	(7.2)	265.9
Total	$ 1,601.2	$ 0.2	$ (7.2)	$ 1,594.2

Included in cash and cash equivalents is cash in transit from payment processors for credit and debit card transactions of $8.1 million and $9.9 million as of December 31, 2025 and 2024, respectively.

All short-term investments were designated as available-for-sale securities as of December 31, 2025 and 2024.

The following table presents the contractual maturities of the Company’s short-term investments as of December 31, 2025:

(Amounts in tables are in millions except per share data, or as otherwise noted)

	As of December 31, 2025	
	Amortized cost	Estimated fair value
Due within one year	$ 116.0	$ 115.2
Due between one to three years	26.8	26.9
Due after three years	4.9	4.8
Total	$ 147.7	$ 146.9

The Company had 76 short-term investments in unrealized loss positions as of December 31, 2025. There were no material gains or losses from short-term investments that were reclassified out of accumulated other comprehensive income (loss) for the years ended December 31, 2025 or 2024.

As of December 31, 2025, the Company's short-term investments portfolio consisted of six security types, four of which were in an unrealized loss position. The Company's short-term investments had unrealized losses of approximately $1.0 million as of December 31, 2025. The following tables present the breakdown of the short-term investments that have been in a continuous unrealized loss position aggregated by investment category, as of December 31, 2025 and 2024:

	As of December 31, 2025					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate notes and obligations	$ 1.1	$ —	$ 58.5	$ (0.6)	$ 59.6	$ (0.6)
U.S. Treasury securities	5.0	—	28.4	(0.2)	33.4	(0.2)
Asset backed securities	—	—	4.8	(0.1)	4.8	(0.1)
Municipal securities	—	—	4.5	(0.1)	4.5	(0.1)
Total	$ 6.1	$ —	$ 96.2	$ (1.0)	$ 102.3	$ (1.0)

	As of December 31, 2024					
	Less than 12 months		More than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate notes and obligations	$ 1.9	$ —	$ 103.8	$ (3.3)	$ 105.7	$ (3.3)
U.S. Treasury securities	9.0	(0.1)	65.7	(2.5)	74.7	(2.6)
Asset backed securities	—	—	16.0	(0.3)	16.0	(0.3)
Municipal securities	6.0	(0.1)	23.1	(0.6)	29.1	(0.7)
U.S. agency obligations	—	—	3.6	(0.2)	3.6	(0.2)
Supranational securities	—	—	1.7	(0.1)	1.7	(0.1)
Total	$ 16.9	$ (0.2)	$ 213.9	$ (7.0)	$ 230.8	$ (7.2)

Unrealized losses on short-term investments have not been recorded into income because management does not intend to sell nor will it be required to sell these securities prior to their anticipated recovery, and for which the decline in fair value is largely due to changes in interest rates. The credit ratings associated with the corporate notes and obligations are mostly unchanged, are highly rated and the issuers continue to make timely principal and interest payments.

The Company recorded interest income from its cash, cash equivalents, and short-term investments of $36.2 million, $39.0 million and $34.6 million during the years ended December 31, 2025, 2024 and 2023, respectively.

DROPBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 3. Fair Value Measurements

The Company measures its financial instruments at fair value each reporting period using a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents information about the Company's financial instruments that are measured at fair value on a recurring basis using the input categories discussed in Note 1:

| | As of December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 764.8	$ —	$ —	$ 764.8
Total cash equivalents	$ 764.8	$ —	$ —	$ 764.8
Short-term investments				
Corporate notes and obligations	—	79.1	—	79.1
U.S. Treasury securities	—	45.3	—	45.3
Municipal securities	—	10.7	—	10.7
Asset backed securities	—	6.2	—	6.2
U.S. agency obligations	—	3.8	—	3.8
Supranational securities	—	1.8	—	1.8
Total short-term investments	—	146.9	—	146.9
Total	$ 764.8	$ 146.9	$ —	$ 911.7

| | As of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 1,230.0	$ —	$ —	$ 1,230.0
Total cash equivalents	$ 1,230.0	$ —	$ —	$ 1,230.0
Short-term investments				
Corporate notes and obligations	—	130.0	—	130.0
U.S. Treasury securities	—	82.4	—	82.4
Municipal securities	—	29.3	—	29.3
Asset backed securities	—	18.9	—	18.9
U.S. agency obligations	—	3.6	—	3.6
Supranational securities	—	1.7	—	1.7
Total short-term investments	—	265.9	—	265.9
Total	$ 1,230.0	$ 265.9	$ —	$ 1,495.9

The Company had no transfers between levels of the fair value hierarchy during the periods presented.

The carrying amounts of certain financial instruments, including cash and restricted cash held at banks, accounts receivable and accounts payable approximate fair value due to their short-term maturities and are excluded from the fair value table above.

The Company had $695.8 million in aggregate principal amount of 0% convertible senior notes due in 2026 (the "2026 Notes"), and $693.3 million in aggregate principal amount of 0% convertible senior notes due in 2028 (the "2028 Notes" and

(Amounts in tables are in millions except per share data, or as otherwise noted)

together with the 2026 Notes, the "Notes"), outstanding as of December 31, 2025. Refer to Note 8 "Debt" for additional information.

The estimated fair value of the 2026 Notes and the 2028 Notes, based on a market approach as of December 31, 2025 was approximately $699.3 million and $701.6 million, respectively. The Notes were categorized as Level 2 instruments as the estimated fair value was determined based on the trading activity of the Notes in an over-the-counter market on the last business day of the period.

The Company had $1,488.3 million of term loans outstanding with a carrying value of $1,448.7 million as of December 31, 2025. Refer to Note 8 "Debt" for additional information. As of December 31, 2025, the fair value of the term loans approximated the carrying value as of such date. The term loans are categorized as Level 2 instruments as the estimated fair value was determined based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

Note 4. Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,	
	2025	2024
Datacenter and other computer equipment	$ 823.5	$ 830.2
Furniture and fixtures	9.4	10.7
Leasehold improvements	104.3	101.9
Construction in progress	0.4	0.2
Total property and equipment	937.6	943.0
Accumulated depreciation	(559.2)	(584.2)
Property and equipment, net	$ 378.4	$ 358.8

The Company leases certain infrastructure, computer equipment, and furniture from various third parties, through finance leases. Infrastructure assets as of December 31, 2025 and 2024 included a total of $485.5 million and $501.1 million, respectively, acquired under finance lease agreements. These leases are capitalized in property and equipment, and the related depreciation of assets under finance leases is included in depreciation expense. The accumulated depreciation of the equipment under finance leases totaled $183.8 million and $223.3 million as of December 31, 2025 and 2024, respectively.

Depreciation expense related to property and equipment was $131.6 million and $109.3 million for the years ended December 31, 2025 and 2024, respectively.

Note 5. Business Combinations

2024 Business Combination

On July 26, 2024, the Company completed the acquisition of Reclaim.ai Inc. (“Reclaim”) and entered into employment arrangements with its employees. Reclaim is an AI-powered calendar application that helps users optimize their schedules for better productivity, collaboration, and work-life balance. The Company paid $40.2 million in cash. The Company recorded $30.6 million of goodwill and $13.4 million of intangible assets resulting from the transaction. The goodwill is not expected to be deductible for income tax purposes.

DROPBOX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 6. Intangible Assets

Intangible assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024	Weighted-average remaining useful life (In years) As of December 31, 2025
Developed technology	$ 97.3	$ 93.7	2.8
Customer relationships	48.5	48.5	1.4
Patents	16.6	16.6	1.8
Software	8.9	8.9	0.0
Trademarks and trade names	5.8	5.8	0.2
Licenses	0.5	0.5	3.0
Assembled workforce in asset acquisitions	3.8	3.4	2.9
Other	1.1	1.2	0.0
Total intangibles	182.5	178.6	
Accumulated amortization	(148.8)	(123.7)	
Intangible assets, net	$ 33.7	$ 54.9	

Amortization expense was $25.9 million, $27.8 million and $30.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Expected future amortization expense for intangible assets as of December 31, 2025 is as follows:

	Intangible assets
2026	$ 16.7
2027	8.2
2028	5.1
2029	2.7
2030	0.6
Thereafter	0.4
Total	$ 33.7

Note 7. Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The changes in the carrying amounts of goodwill were as follows:

Balance at December 31, 2024	$ 442.8
Acquisitions	7.8
Effect of foreign currency translation	4.3
Balance at December 31, 2025	$ 454.9

Goodwill amounts are not amortized, but tested for impairment on an annual basis. There was no impairment of goodwill during the periods ended December 31, 2025, 2024 and 2023.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 8. Debt

Term loan facility

During the fourth quarter of 2024, the Company entered into a secured five-year term loan facility under a Credit and Guaranty Agreement (the "initial Credit Agreement"), providing up to $2.0 billion in aggregate principal, consisting of $1.0 billion of initial term loans (the "initial term loans") and $1.0 billion of initial delayed draw term loan commitments (the "initial delayed draw term loan commitments"). The initial Credit Agreement also includes a secured letter of credit facility of up to $35.0 million.

In the third quarter of 2025, the Company entered into Amendment No. 1 (the "First Amendment") to its initial Credit Agreement (collectively, the "Amended Credit Agreement") to add $700.0 million in delayed draw term loan commitments (the "2025 delayed draw term loans"). The Amended Credit Agreement now provides a secured term loan facility of $2.7 billion (collectively, the "term loan facility"). The term loan facility is guaranteed by certain material subsidiaries and secured by substantially all assets of the Company and such subsidiary guarantors.

In December 2024, the Company borrowed $1.0 billion of initial term loans under the facility. The term loans are measured at amortized cost on the consolidated balance sheets. Issuance costs of $27.6 million were deducted from the carrying value and are amortized and recognized as a component of interest expense over the five-year term using the effective interest method. Additional deferred issuance costs of $25.1 million and $8.4 million related to the initial delayed draw term loan commitments and 2025 delayed draw term loans, respectively, were recognized initially as deferred assets and are reclassified and presented as a reduction of the carrying value of the debt upon draw, and are amortized over the remaining term on an effective interest method basis from the time of draw. Issuance costs of $0.2 million related to the secured letter of credit facility were recognized as a prepaid asset and are amortized over the five-year access period on a straight-line basis.

The initial term loans and initial delayed draw term loans (if and when funded) shall have the same terms and shall be treated as a single fungible class of term loans for all purposes under the Amended Credit Agreement, except that interest on any initial delayed draw term loan shall commence from the applicable date of the draw. As of December 31, 2025, $500.0 million was drawn on the initial delayed draw term loan commitments and $500.0 million remained available. The remaining initial delayed draw term loan commitments are available through December 11, 2026 and draws must be at least $5.0 million. As of December 31, 2025, $17.5 million of letters of credit were issued and $17.5 million remains to be issued under the letter of credit facility. As of December 31, 2025, no amounts were drawn on the letter of credit facility.

The $700.0 million 2025 delayed draw term loan commitments are available through March 15, 2026, and the proceeds when drawn may be used solely to prepay, repay, repurchase, redeem, exchange, or settle upon conversion the 2026 Notes. As of December 31, 2025, no amounts were drawn on the 2025 delayed draw term loans.

Pursuant to the terms of the Amended Credit Agreement, the Company is required to pay quarterly commitment fees of 1.00% per annum on the unused portions of both delayed draw term loan commitments. These fees will be capitalized each reporting period, as the draws are probable of occurring and will be reclassified against the carrying value of the respective debt upon draw and amortized over the respective debt terms on an effective interest method basis from the time of draw. The 2025 delayed draw term loan commitment fees started accruing on the unused portion three months after the effective date of the First Amendment. As of December 31, 2025, $4.8 million of deferred issuance costs related to commitment fees were reclassified and presented as a reduction of the carrying value of the related debt, with $5.5 million remaining as a deferred issuance cost asset related to the commitment fee.

The initial term loans mature on December 11, 2029, with quarterly principal payments of 0.25% of the original principal amount or such greater percentage as may be required to make the initial delayed draw term loans fungible with any then-outstanding term loans. Quarterly principal payments began on March 31, 2025 and will continue on the last business day of each quarter thereafter. The 2025 delayed draw term loans mature on September 9, 2030, with quarterly repayments of 0.25% of the original principal amount beginning on the last business day of the quarter after the funding of such loans and continuing thereafter. Prepayments are permitted at any time, in whole or in part, subject to premiums of 2.00% of the aggregate principal amount prepaid on or within one year of the closing date for the initial Credit Agreement (or the effective date of the First Amendment in the case of the 2025 delayed draw term loans) and 1.00% of such amount prepaid after one year but on or prior

(Amounts in tables are in millions except per share data, or as otherwise noted)

to two years from the closing date for the initial Credit Agreement (or the effective date of the First Amendment in the case of the 2025 delayed draw term loans). Any amounts repaid or prepaid may not be reborrowed. Mandatory prepayments on the term loan facility may be required upon the occurrence of certain events as defined in the Amended Credit Agreement, which the Company considers remote as of December 31, 2025.

The following is a summary of the term loan facility as of December 31, 2025 and December 31, 2024:

	Term Loan
December 31, 2025	
Principal balance	$ 1,488.3
Unamortized issuance costs	(39.6)
Carrying value, net	$ 1,448.7
December 31, 2024	
Principal balance	$ 1,000.0
Unamortized issuance costs	(27.1)
Carrying value, net	$ 972.9

Borrowings under the term loan facility bear interest, at the Company's option, at either (a) an alternate base rate, which is defined as a fluctuating rate per annum equal to the greatest of (i) the prime rate then in effect, (ii) the federal funds rate then in effect, plus 0.50% per annum, and (iii) a term SOFR rate determined on the basis of a one-month interest period plus 1.00% per annum, in each case, plus a 2.75% margin, or (b) an overnight term SOFR rate (based on one, three, or six month interest periods), plus a 3.75% margin. Interest is payable quarterly in arrears with respect to borrowings bearing interest at the alternate base rate on the last business day of an interest period, but at most monthly and at least quarterly, with respect to overnight and term SOFR rate borrowings.

Interest expense associated with the term loan facility for the years ended December 31, 2025 and 2024, was $93.2 million and $5.2 million, respectively, with such interest expense consisting of interest expense on the outstanding principal of the term loan facility and amortization of issuance costs.

The Amended Credit Agreement allows for additional term loan facilities or increased commitments, subject to certain conditions and limits. It includes customary representations and warranties, customary affirmative and negative covenants, and customary events of default. Failure to comply with these covenants may result in a portion of the outstanding term loan debt becoming due immediately. The Company was in compliance with all covenants under the term loan facility as of December 31, 2025.

Maturities on the Company's term loan facility are as follows:

	Term Loan
2026	$ 15.0
2027	15.0
2028	15.0
2029	1,443.3
2030 and thereafter	—
Total	$ 1,488.3

(Amounts in tables are in millions except per share data, or as otherwise noted)

Convertible senior notes

During the first quarter of 2021, the Company issued $695.8 million aggregate principal amount of the 2026 Notes. Additionally, during the first quarter of 2021, the Company issued $693.3 million aggregate principal amount of the 2028 Notes. The Notes were issued in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The net proceeds from the sale of the Notes were approximately $1.4 billion after deducting offering and issuance costs related to the Notes.

The Notes of each series do not bear regular interest. The Notes of each series may bear special interest as the remedy relating to the Company's failure to comply with certain of its reporting obligations. The Company has complied with these reporting obligations from the issuance date through December 31, 2025. The 2026 Notes will mature on March 1, 2026, and the 2028 Notes will mature on March 1, 2028, in each case, unless earlier converted, redeemed or repurchased.

The initial conversion rate for the 2026 Notes is 26.1458 shares of the Company's Class A common stock per $1,000 principal amount of such Note, which is equivalent to an initial conversion price of approximately $38.25 per share. The initial conversion rate for the 2028 Notes is 28.2889 shares of Class A common stock per $1,000 principal amount of such Notes, which is equivalent to an initial conversion price of approximately $35.35 per share. The conversion rate for each series of Notes will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid special interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the relevant indentures governing the Notes) or a notice of redemption, the Company will, in certain circumstances, increase the conversion rate of the relevant series of Notes by a number of additional shares for a holder that elects to convert all or a portion of its Notes of such series in connection with such make-whole fundamental change or who elects to convert such Notes that are subject to such notice of redemption. The conversion rate for the 2026 Notes and the 2028 Notes shall not exceed 43.1406 shares per $1,000 principal amount of such Notes, subject to certain customary anti-dilution adjustments (as defined in the relevant indentures governing the Notes). There have been no changes to the initial conversion price of the Notes since issuance as of December 31, 2025.

Upon conversion, the principal portion of the Notes of the applicable series being converted will be settled in cash, and any amount in excess of the principal portion of such Notes will be settled in cash or shares of the Company's Class A common stock or any combination thereof at the Company's option. The if-converted value of the 2026 Notes and the 2028 Notes was below the principal value of the respective series of Notes as of December 31, 2025. For the majority of the year ended December 31, 2025, the conditions allowing holders of the Notes to convert during the following fiscal quarter were not met. However, beginning December 1, 2025, holders of the 2026 Notes may convert their Notes at any time until maturity, regardless of conditions. As of December 31, 2025, no Notes have been converted.

Prior to the close of business on the business day immediately preceding December 1, 2027, the 2028 Notes will be convertible only under the following circumstances: (1) during any calendar quarter commencing after June 30, 2021 (and only during such calendar quarter), if the last reported sale price of the Class A common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2028 Notes on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2028 Notes for such trading day was less than 98% of the product of the last reported sale price of the Class A common stock and the conversion rate for the 2028 Notes on each such trading day; (3) if the Company calls any or all of the 2028 Notes for redemption, the Notes may be converted at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate transactions.

On or after December 1, 2027, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date, holders of the 2028 Notes may convert all or a portion of their Notes regardless of the foregoing conditions.

The Company may redeem for cash all or any part of the 2028 Notes, at its option, on or after March 6, 2025, if the last reported sale price of its Class A common stock has been at least 130% of the conversion price for the 2028 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides

(Amounts in tables are in millions except per share data, or as otherwise noted)

notice of redemption at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus any accrued and unpaid special interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes.

Upon the occurrence of a fundamental change (as defined in the relevant indentures governing the Notes) prior to the relevant maturity date, holders of the relevant series of Notes may require the Company to repurchase all or a portion of the Notes of such series for cash at a price equal to 100% of the principal amount of the series of Notes to be repurchased, plus any accrued and unpaid special interest to, but excluding, the fundamental change repurchase date. Additionally, and upon events of default (as defined in the relevant indentures governing the Notes), the maturity of the Notes may be accelerated.

The Notes are the Company’s general unsecured obligations and will rank senior in right of payment to any existing and future indebtedness that is contractually subordinated to the Notes; rank equal in right of payment with the Company’s existing and future senior unsecured indebtedness that is not so subordinated; effectively rank junior in right of payment to any of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and be structurally subordinated to all indebtedness and other liabilities (including trade payables) of subsidiaries of the Company.

In accounting for the Notes, issuance costs of $11.0 million and $11.0 million for the 2026 Notes and the 2028 Notes, respectively, were deducted from the carrying value of the Notes in the consolidated balance sheet. Issuance costs will be recognized as interest expense over the five-year term and seven-year term for the 2026 Notes and the 2028 Notes, respectively.

The following is a summary of the Notes as of December 31, 2025 and 2024.

	2026 Notes	2028 Notes	Total
December 31, 2025			
Principal balance	$ 695.8	$ 693.3	$ 1,389.1
Unamortized issuance costs	(0.4)	(3.4)	(3.8)
Carrying value, net	$ 695.4	$ 689.9	$ 1,385.3
December 31, 2024			
Principal balance	$ 695.8	$ 693.3	$ 1,389.1
Unamortized issuance costs	(2.6)	(4.9)	(7.5)
Carrying value, net	$ 693.2	$ 688.4	$ 1,381.6

During the years ended December 31, 2025 and 2024, the Company recognized $2.2 million in interest expense for the 2026 Notes and $1.6 million in interest expense for the 2028 Notes, respectively, with such interest expense solely consisting of amortization of issuance costs. The effective interest rate for the 2026 Notes and the 2028 Notes was 0.32% and 0.22%, respectively, as of December 31, 2025.

Maturities on the Company's convertible debt are as follows:

	Convertible Debt
2026	$ 695.8
2027	—
2028	693.3
2029	—
2030 and thereafter	—
Total	$ 1,389.1

(Amounts in tables are in millions except per share data, or as otherwise noted)

Convertible Note Hedges and Warrants

Concurrent with the offering of the Notes, the Company entered into convertible note hedge transactions with certain counterparties whereby the Company had the option to purchase a total of approximately 18.2 million shares for note hedges expiring in March 2026 (the “2026 Note Hedges”) and 19.6 million shares for note hedges expiring in March 2028 (the “2028 Note Hedges”, together with the 2026 Note Hedges, the “Note Hedges”), respectively, of its Class A common stock at a price of approximately $38.25 and $35.35 per share, respectively. The aggregate cost of the convertible note hedge transactions was $265.3 million.

The Note Hedges, or a portion thereof, are exercisable upon conversion of the Notes and the satisfaction of certain conditions set forth in the Note Hedges. Additionally, the Note Hedges may be terminated and early settled upon the occurrence of certain events, including certain merger events, events of default, and upon a fundamental change (as defined in the relevant indentures for the Notes). The Note Hedges are settleable in cash, shares or a combination of cash and shares, at the option of the Company, and the settlement alternative will be the same as the settlement alternative of the conversion spread for the respective series of Notes.

The convertible note hedge transactions are expected generally to offset the potential dilution to the Class A common stock upon conversion of the relevant series of Notes and/or reduce any cash payments the Company is required to make in excess of the principal amount of such converted Notes, as the case may be, in the event that the market price per share of the Class A common stock, as measured under the terms of the convertible note hedge transactions, is greater than the applicable strike price of those convertible note hedge transactions. As of December 31, 2025, the Company’s stock price was below the exercise price of the respective Note Hedges.

In addition, the Company sold warrants to certain counterparties whereby the holders of the warrants had the option to purchase a total of approximately 18.1 million shares of Class A common stock underlying such warrants expiring in 2026 (the “2026 Warrants”) and 20.1 million shares of Class A common stock underlying such warrants expiring in 2028 (the “2028 Warrants”, together with the 2026 Warrants, the “Warrants”), respectively, at an initial strike price of $46.36 and $46.36 per share, respectively. The Company received aggregate cash proceeds of $202.9 million from the sale of these Warrants.

If the market price per share of the Company’s Class A common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants, the Warrants could have a dilutive effect, unless the Company elects, subject to certain conditions, to settle the Warrants in cash. The Warrants are only exercisable on the applicable expiration dates in accordance with the terms of the Warrants. Subject to the other terms of the Warrants, the first expiration date applicable to the 2026 Warrants and to the 2028 Warrants is June 1, 2026, and June 1, 2028, respectively, and the final expiration date applicable to the 2026 Warrants and 2028 Warrants is August 10, 2026 and August 10, 2028, respectively. As of December 31, 2025, the Company’s Class A common stock price was below the exercise price of the Warrants.

Taken together, the purchase of the Note Hedges and the sale of the Warrants are intended to offset potential dilution from the conversion of the 2026 Notes and the 2028 Notes and/or reduce any cash payments the Company is required to make in excess of the principal amount of such converted Notes, as the case may be, and to effectively increase the overall conversion price from $38.25 per share to $46.36 per share and from $35.35 per share to $46.36 for the 2026 Notes and the 2028 Notes, respectively.

The Note Hedges and the Warrants are equity-classified instruments as a result of being indexed to the Company’s Class A common stock and meeting certain equity classification criteria, and the instruments will not be remeasured in subsequent periods as long as the instruments continue to meet these accounting criteria. The premium paid for the Note Hedges has been included as a net reduction to additional paid-in capital within stockholders’ deficit and the premium received for the Warrants has been included as a net increase to additional paid-in capital within stockholders' deficit.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 9. Leases

The Company has operating leases for corporate offices, datacenters, and finance leases for infrastructure and computer equipment. The Company's leases have remaining lease terms of under 1 year to 11 years, some of which include options to extend the leases for up to 5 years.

The components of lease cost were as follows:

	Year Ended December 31,	
	2025	2024
Operating lease cost [1]	$ 66.6	$ 64.4
Finance lease cost:		
Amortization of assets under finance lease	89.9	77.9
Interest	17.1	14.8
Total finance lease cost	$ 107.0	$ 92.7

[1] Is presented gross of sublease income and includes short-term leases, which are immaterial.

Other information related to leases was as follows:

	Year Ended December 31,	
	2025	2024
Supplemental Cash Flow Information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Payments for operating leases included in cash from operating activities	$ 83.7	$ 76.1
Payments for finance leases included in cash from operating activities	17.1	14.8
Payments for finance leases included in cash from financing activities	128.6	129.4
Assets obtained in exchange for lease obligations:		
Operating leases	149.4	11.1
Finance leases	$ 147.3	$ 171.6

	As of December 31,	
	2025	2024
Weighted Average Remaining Lease Term (in years)		
Operating leases	7.0	8.1
Finance leases	2.7	2.8
Weighted Average Discount Rate		
Operating leases	5.0 %	3.8 %
Finance leases	5.3 %	5.5 %

(Amounts in tables are in millions except per share data, or as otherwise noted)

Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows:

	Operating leases[1]	Finance leases
2026	$ 71.1	$ 161.3
2027	72.2	114.7
2028	71.3	72.4
2029	71.2	24.7
2030	68.4	—
Thereafter	129.0	—
Total future minimum lease payments	$ 483.2	$ 373.1
Less imputed interest	(76.0)	(27.3)
Total liability	$ 407.2	$ 345.8

(1) Consists of future non-cancelable minimum rental payments under operating leases for the Company's corporate offices and datacenters where the Company has possession, excluding rent payments for short-term lease obligations, payments from the Company's subtenants and variable operating expenses.

The Company also has subleases for several floors of its corporate offices. The Company classifies its subleases as operating leases. The subleases have remaining lease terms of under 1 year to 8 years, some of which include tenant options to extend the sublease for up to approximately 4 years. Sublease income, which is recorded as a reduction of rental expense, was $11.4 million and $14.0 million during the years ended December 31, 2025 and 2024, respectively.

Future non-cancelable rent payments from the Company's subtenants as of December 31, 2025 were as follows:

	Operating leases
2026	$ 14.0
2027	12.4
2028	11.9
2029	9.3
2030	8.6
Thereafter	9.7
Total future sublease rent payments, net	$ 65.9

In 2017, the Company signed a 15 year lease agreement for office space in San Francisco, California, to serve as its corporate headquarters which commenced in 2018. The Company's obligations under the lease are supported by a $17.5 million letter of credit. As of December 31, 2025, the Company's remaining minimum obligation under the lease for its headquarters was $138.6 million, which excludes $162.9 million of future payments allocated to non-lease components.

In the fourth quarter of 2020, the Company moved to a Virtual First work model pursuant to which remote work has become the primary experience for all of its employees. As part of the Virtual First work model, the Company retained a portion of its office space to be used for the Company's team collaboration use and a portion was marketed for sublease. Subsequently, every quarter, the Company has evaluated its real estate portfolio for impairment under ASC 360. As part of this analysis, the Company reassesses its real estate asset groups and estimates the fair value of the office space to be subleased using current market conditions. Where the carrying value of the individual asset groups exceeds their fair value, an impairment charge will be recognized for the difference.

The Company recorded a gain of $1.3 million during the year ended December 31, 2025, primarily resulting from a reduction of the liability for unrecoverable common area maintenance costs related to its San Francisco, California corporate headquarters due to recent sublease activity. See Note 16 "Subsequent Events" for additional information. The Company recorded total impairment charges of $0.1 million and $3.6 million during the years ended December 31, 2024 and 2023, respectively, for right-of-use and other lease related assets.

(Amounts in tables are in millions except per share data, or as otherwise noted)

In the fourth quarter of 2023, the Company amended its San Francisco corporate headquarters lease to surrender approximately 165,000 square feet of office space in exchange for aggregate termination payments of $79.0 million, payable in three tranches through January 2025. In January 2025, the Company completed the final tranche of the lease amendment, surrendering the remaining 59,000 square feet of space and paying the remaining $36.0 million termination fee.

As a result of the lease amendment, the Company recognized a one-time gain of $158.8 million in the fourth quarter of 2023 from the corresponding remeasurement of the lease liability and adjustment of the right-of-use asset (which was previously impaired), partially offset by an increase in the liability for unrecoverable common area maintenance costs. The gain was recorded within net (gain) loss on real estate assets in the consolidated statement of operations.

As of December 31, 2025, the Company's lease liability associated with its corporate headquarters lease was $108.2 million. The liability for unrecoverable common area maintenance costs totaled $26.7 million, compared to $51.7 million as of December 31, 2024. The liability for unrecoverable common area maintenance costs is recorded within accrued and other current liabilities and other liabilities.

Note 10. Commitments and Contingencies

Other commitments

Other commitments include payments to third-party vendors for services related to the Company's infrastructure, infrastructure warranty contracts, and asset retirement obligations for office modifications.

Future minimum payments under the Company's non-cancelable leases, finance lease obligations, and other commitments as of December 31, 2025, are as follows, and exclude non-cancelable rent payments from the Company's subtenants:

	Finance lease commitments	Operating lease commitments[1]	Other commitments[2]
Year ended December 31:			
2026	$ 161.3	$ 89.6	$ 69.3
2027	114.7	91.2	3.4
2028	72.4	90.9	0.9
2029	24.7	91.5	0.6
2030	—	89.3	1.4
Thereafter	—	193.6	15.8
Future minimum payments	373.1	$ 646.1	$ 91.4
Less interest and taxes	(27.3)		
Less current portion of the present value of minimum lease payments	(144.3)		
Financing lease obligations, net of current portion	$ 201.5		

[1] This balance includes short-term lease obligations and $162.9 million of future contractual rent payments allocated to non-lease components.

[2] This balance excludes indemnification and founder holdbacks related to our acquisitions.

Legal matters

From time-to-time, the Company is a party to a variety of claims, lawsuits, investigations, inquiries, and proceedings which arise in the ordinary course of business, including claims of alleged infringement of intellectual property rights, regulatory matters, and commercial disputes. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. In its opinion, resolution of pending matters is not likely to have a material adverse impact on its consolidated results of operations, cash flows, or its financial position. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the

(Amounts in tables are in millions except per share data, or as otherwise noted)

assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate.

Indemnification

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims.

Note 11. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	As of December 31,	
	2025	2024
Non-income taxes payable	$ 58.9	$ 59.2
Accrued legal and other external fees	20.1	26.1
Acquisition indemnification holdbacks	6.1	4.0
Other accrued and current liabilities	36.6	53.9
Total accrued and other current liabilities	$ 121.7	$ 143.2

Note 12. Stockholders’ Deficit

Common stock

The Company’s articles of incorporation authorizes the issuance of Class A common stock, Class B common stock, and Class C common stock. Holders of Class A common stock, Class B common stock, and Class C common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company’s Board of Directors, subject to the rights of the holders of the Company’s preferred stock. Holders of Class A common stock are entitled to one vote per share, holders of Class B common stock are entitled to 10 votes per share, and holders of Class C common stock are entitled to zero votes per share.

As of December 31, 2025, the Company had authorized 2,400.0 million shares of Class A common stock, 475.0 million shares of Class B common stock, and 800.0 million shares of Class C common stock, each at par value of $0.00001. Holders of Class B common stock voluntarily converted 1.7 million and 3.2 million shares into an equivalent number of shares of Class A common stock during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, 167.2 million shares of Class A common stock, 75.7 million shares of Class B common stock, and no shares of Class C common stock were issued and outstanding. As of December 31, 2024, 218.4 million shares of Class A common stock, 77.5 million shares of Class B common stock, and no shares of Class C common stock were issued and outstanding. Class A shares issued and outstanding as of December 31, 2025 and 2024 exclude unvested restricted stock awards granted to certain executives, including 8.3 million unvested restricted stock awards granted to one of the Company's co-founders. See "Co-Founder Grant" section below for additional information.

Preferred stock

The Company's Board of Directors has the authority, without further action by the Company's stockholders, to issue up to 240.0 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time-to-time by the Board of Directors.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Stock repurchase program

In February 2022, the Board of Directors authorized a $1.2 billion share repurchase program, which the Company completed during the three months ended March 31, 2024. In July 2023, the Board of Directors authorized an additional $1.2 billion share repurchase program, which the Company completed during the three months ended March 31, 2025. In December 2024, the Board of Directors authorized a third $1.2 billion program, which the Company completed during the three months ended December 31, 2025. In August 2025, the Board of Directors authorized a fourth $1.5 billion share repurchase program, under which the Company continues to repurchase shares. Share repurchases are made from time-to-time in private transactions or open market purchases, as permitted by securities laws and other legal requirements and are subject to a review of the circumstances in place at that time, including prevailing market prices. The program does not obligate the Company to repurchase any specific number of shares and may be discontinued at any time.

During the year ended December 31, 2025, the Company repurchased and subsequently retired 60.4 million shares of its Class A common stock for an aggregate amount of $1.7 billion. During the year ended December 31, 2024, the Company repurchased and subsequently retired 49.5 million shares of its Class A common stock, for an aggregate amount of $1.2 billion. Included in the cost of treasury stock acquired pursuant to common share repurchases is the 1% excise tax imposed as part of the Inflation Reduction Act, in addition to repurchase execution costs incurred in connection with the Company's share repurchase program.

Equity incentive plans

Under the 2018 Plan, the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors, and consultants. Options are granted at a price per share equal to the fair market value of the Company's common stock at the date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant and generally vest over a period of four years. RSUs and RSAs are also granted under the 2018 Plan. The 2018 Plan will terminate 10 years after the later of (i) its adoption or (ii) the most recent stockholder-approved increase in the number of shares reserved under the 2018 Plan, unless terminated earlier by the Company's Board of Directors. The 2018 Plan was adopted on March 22, 2018.

As of December 31, 2025, there were 24.9 million stock-based awards issued and outstanding and 131.0 million shares available for issuance under the Dropbox Equity Incentive Plans, Dropbox Sign's 2011 Equity Incentive Plan, DocSend's 2013 Stock Plan and DocSend's 2015 Stock Option and Grant Plan (collectively, the "Plans").

(Amounts in tables are in millions except per share data, or as otherwise noted)

Stock option and restricted stock activity for the Plans was as follows for the years ended December 31, 2025 and 2024:

		Options outstanding				Restricted stock outstanding	
	Number of shares available for issuance under the Plans	Number of shares outstanding under the Plans	Weighted-average exercise price per share	Weighted-average remaining contractual term (In years)	Aggregate intrinsic value	Number of shares outstanding under the Plans	Weighted-average grant date fair value per share
Balance as of December 31, 2023	110.0	0.2	$ 13.54	3.9	$ 2.2	30.4	$ 23.16
Additional shares authorized	16.8	—	—	—	—	—	—
Options exercised and restricted stock units and awards released	—	(0.1)	11.68	—	—	(14.4)	23.61
Options and restricted stock units and awards canceled	10.9	—	—	—	—	(10.9)	23.68
Shares withheld related to net share settlement of restricted stock units and awards	5.7	—	—	—	—	—	—
Options and restricted stock units and awards granted	(20.6)	—	—	—	—	20.6	$ 24.53
Balance at December 31, 2024	122.8	0.1	$ 6.13	3.9	$ 0.6	25.7	$ 23.79
Additional shares authorized	14.8	—	—	—	—	—	—
Options exercised and restricted stock units and awards released	—	(0.1)	6.62	—	—	(12.4)	24.46
Options and restricted stock units and awards canceled / expired	7.0	—	—	—	—	(7.0)	24.63
Shares withheld related to net share settlement of restricted stock units and awards	5.0	—	—	—	—	—	—
Options and restricted stock units and awards granted	(18.6)	—	—	—	—	18.6	27.84
Balance as of December 31, 2025	131.0	—	$ —	0.0	$ —	24.9	$ 26.24
Vested at December 31, 2025		—	$ —	0.0	$ —	—	$ —
Unvested at December 31, 2025		—	$ —	0.0	$ —	24.9	$ 26.24

The following table summarizes information about the pre-tax intrinsic value of options exercised during the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Intrinsic value of options exercised	$ —	$ 1.0

As of December 31, 2025, unamortized stock-based compensation related to unvested stock options, restricted stock awards, and RSUs was $636.7 million. The weighted-average period over which such compensation expense will be recognized if the requisite service is provided is approximately 2.8 years as of December 31, 2025.

Co-Founder Grant

In December 2017, the Board of Directors approved the Co-Founder Grant, consisting of 10.3 million shares of Class A common stock in the form of RSAs granted to Drew Houston, the Company's co-founder and Chief Executive Officer. The Co-Founder Grant is subject to service-, market-, and performance-based vesting conditions and is excluded from issued and outstanding shares until vesting. Mr. Houston holds voting rights and rights to cumulative declared dividends prior to vesting.

The Co-Founder Grant vests over ten years following the Company's IPO, based on the achievement of stock price targets during a consecutive thirty-day trading period within the Performance Period, which began on January 1, 2019.

The first tranche, or 2.1 million shares, vested in the fourth quarter of 2021. Stock-based compensation expense was recognized over the derived service period using the accelerated attribution method and will not be reversed if the market conditions are not met for the remaining tranches.

The Company recognized stock-based compensation expense related to the Co-Founder Grant of $2.4 million during the year ended December 31, 2024. The stock-based compensation expense related to the Co-Founder Grant was fully recognized as of the fourth quarter of 2024.

Note 13. Net Income Per Share

The Company computes net income per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company's net income and losses.

Basic net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of the Class A and Class B common stock outstanding.

Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of diluted common shares outstanding. The computation of the diluted net income per share of Class A common stock assumes the conversion of the Company's Class B common stock to Class A common stock, while the diluted net income per share of Class B common stock does not assume the conversion of those shares to Class A common stock. The dilutive effect of potentially dilutive common shares is reflected in diluted earnings per share by application of the if-converted method for the 2026 Notes and the 2028 Notes, and by application of the treasury stock method for the Company's other potentially dilutive securities.

The numerators and denominators of the basic and diluted EPS computations for the Company's common stock are calculated as follows (in millions, except for per share amounts):

(Amounts in tables are in millions except per share data, or as otherwise noted)

	Year Ended December 31,					
	2025		2024		2023	
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income per share:						
Numerator						
Net income attributable to common stockholders	$ 363.4	$ 145.0	$ 339.3	$ 113.0	$ 345.7	$ 107.9
Denominator						
Weighted-average number of common shares outstanding used in computing basic net income per share	191.8	76.5	238.7	79.5	260.1	81.1
Net income per common share, basic	$ 1.89	$ 1.89	$ 1.42	$ 1.42	$ 1.33	$ 1.33
Diluted net income per share:						
Numerator						
Net income attributable to common stockholders	$ 363.4	$ 145.0	$ 339.3	$ 113.0	$ 345.7	$ 107.9
Reallocation of net income as a result of conversion of Class B to Class A common stock	145.0	—	113.0	—	107.9	—
Reallocation of net income to Class B common stock	—	(2.4)	—	(1.7)	—	(1.4)
Net income attributable to common stockholders for diluted EPS	$ 508.4	$ 142.6	$ 452.3	$ 111.3	$ 453.6	$ 106.5
Denominator						
Weighted-average number of common shares outstanding used in computing basic net income per share	191.8	76.5	238.7	79.5	260.1	81.1
Weighted-average effect of dilutive restricted stock units and awards and employee stock options	4.5	—	5.2	—	4.4	—
Conversion of Class B to Class A common stock	76.5	—	79.5	—	81.1	—
Weighted-average number of common shares outstanding used in computing diluted net income per share	272.8	76.5	323.4	79.5	345.6	81.1
Net income per common share, diluted	$ 1.86	$ 1.86	$ 1.40	$ 1.40	$ 1.31	$ 1.31

(Amounts in tables are in millions except per share data, or as otherwise noted)

The weighted-average impact of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive was as follows:

	Year Ended December 31,		
	2025	2024	2023
Restricted stock units and awards	3.0	4.0	6.9
Co-Founder Grant	8.3	8.3	8.3
Convertible Senior Notes	37.8	37.8	37.8
Warrants	37.8	37.8	37.8
Total	86.9	87.9	90.8

Note 14. Income Taxes

For the years ended December 31, 2025, 2024, and 2023, the Company's income from continuing operations before provision for income taxes was as follows:

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 352.9	$ 280.4	$ 385.8
Foreign	264.7	229.4	168.6
Income before income taxes	$ 617.6	$ 509.8	$ 554.4

The components of the provision for income taxes in the years ended December 31, 2025, 2024, and 2023, were as follows:

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ (0.2)	$ (21.7)	$ (37.6)
State	(9.6)	(11.2)	(14.6)
Foreign	(47.8)	(30.9)	(10.7)
Deferred:			
Federal	(51.2)	2.6	(23.0)
State	(1.6)	4.5	2.7
Foreign	1.2	(0.8)	(17.6)
Provision for income taxes	$ (109.2)	$ (57.5)	$ (100.8)

On July 4, 2025, the OBBBA was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the TCJA, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The legislation reduced U.S. cash tax payments in 2025, but increased tax expense, primarily due to the reinstatement of immediate expensing for U.S. research expenditures, which decreased GILTI, eliminated the foreign-derived intangible income ("FDII") benefit, and lowered taxable income which limited the availability of certain credits.

(Amounts in tables are in millions except per share data, or as otherwise noted)

A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ (129.7)	21.0 %	$ (107.1)	21.0 %	$ (116.4)	21.0 %
State and local income taxes, net of federal benefit [1]	(5.5)	0.9 %	(4.2)	0.8 %	(8.5)	1.5 %
Foreign tax effects						
Ireland						
Statutory tax rate difference between Ireland and the U.S.	22.3	(3.6)%	18.8	(4.0)%	12.9	(2.6)%
Other	(4.9)	0.7 %	(5.8)	1.5 %	(2.4)	0.7 %
Other foreign jurisdictions	(3.8)	0.6 %	(4.0)	0.8 %	(0.2)	— %
Effect of cross-border tax laws						
Global intangible low-taxed income	(7.8)	1.3 %	(14.0)	2.8 %	(38.0)	6.9 %
Foreign-derived intangible income	—	— %	5.4	(1.1)%	6.0	(1.1)%
Other	0.3	(0.1)%	0.6	(0.1)%	(0.1)	— %
Research and development tax credits	19.4	(3.1)%	40.7	(8.0)%	50.1	(9.0)%
Nontaxable or nondeductible items						
Stock-based compensation	13.2	(2.1)%	7.6	(1.5)%	2.4	(0.4)%
Non-deductible compensation	(4.1)	0.7 %	(5.9)	1.2 %	(7.1)	1.3 %
Changes in unrecognized tax benefits	(8.6)	1.4 %	7.3	(1.4)%	(1.7)	0.3 %
Other adjustments	—	— %	3.1	(0.7)%	2.2	(0.4)%
Provision for income taxes	$ (109.2)	17.7 %	$ (57.5)	11.3 %	$ (100.8)	18.2 %

[1] The states that contribute to the majority (greater than 50%) of the tax effect in this category include Georgia, Illinois, New Jersey, New York, Tennessee, Wisconsin for 2025, Florida, Georgia, Illinois, Maryland, New Jersey, New York, New York City, Virginia for 2024, and Florida, Georgia, Massachusetts, New York, New York City, Pennsylvania, Virginia for 2023.

Cash paid for income taxes (net of refunds) consisted of the following:

	As of December 31,		
	2025	2024	2023
Federal	$ 6.2	$ 20.4	$ 39.9
State	4.8	10.4	18.9
Foreign			
Ireland	43.7	28.3	8.0
Other Foreign	2.2	1.9	1.4
Cash paid for income taxes (net of refunds)	$ 56.9	$ 61.0	$ 68.2

(Amounts in tables are in millions except per share data, or as otherwise noted)

The significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	As of December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 22.0	$ 20.7
Research credit carryforwards	220.1	194.9
Stock-based compensation	25.1	25.7
Accruals and reserves	27.6	25.9
Lease liability	81.0	60.4
Convertible senior notes	15.5	26.5
Capitalized research expenditures	216.4	289.3
Other	6.6	0.6
Gross deferred tax assets	614.3	644.0
Valuation allowance	(127.2)	(122.8)
Total deferred tax assets, net of valuation allowance	487.1	521.2
Deferred tax liabilities:		
Fixed assets and intangible assets	12.5	25.9
Right-of-use assets	50.3	24.7
Other	8.6	3.9
Total deferred tax liability	71.4	54.5
Net deferred tax assets	$ 415.7	$ 466.7

The Company periodically evaluates the realizability of its net deferred tax assets based on all available evidence, both positive and negative. The realization of net deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. As of December 31, 2025, the Company continues to maintain valuation allowances against its deferred tax assets in certain states and one foreign jurisdiction.

As of December 31, 2025, the Company had $13.1 million of federal, $70.3 million of state, and $28.1 million of foreign net operating loss carryforwards available to reduce future taxable income. Of the federal net operating loss carryforwards, $2.2 million will begin to expire in 2032 and $10.9 million will carryforward indefinitely, while state net operating losses begin to expire in 2032. The foreign net operating loss carryforwards will carryforward indefinitely.

As of December 31, 2025, the Company had research credit carryforwards of $218.7 million and $191.4 million for federal and state income tax purposes, respectively, of which $109.3 million and $53.4 million is the unrecognized tax benefit portion related to the research credit carryforwards for federal and state, respectively. The federal and state credit carryforwards will begin to expire in 2041 and 2030, respectively. The Company also had $2.7 million of foreign tax credit carryforwards which will begin to expire in 2035.

Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Company has determined that it has experienced multiple ownership changes and, as a result, the annual utilization of its net operating loss carryforwards and other pre-change attributes will be subject to limitation. However, the Company does not expect that the annual limitations will significantly impact its ability to utilize its net operating loss or tax credit carryforwards prior to expiration.

(Amounts in tables are in millions except per share data, or as otherwise noted)

As of December 31, 2025, the balance of unrecognized tax benefits was $178.3 million of which $118.2 million, if recognized, would affect the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	Year Ended December 31,		
	2025	2024	2023
Balance of gross unrecognized tax benefits at the beginning of the fiscal year	$ 162.7	$ 149.8	$ 127.2
Gross increases related to prior period tax positions	2.8	0.3	3.4
Gross decreases related to prior period tax positions	(1.0)	(0.2)	(0.7)
Gross increases related to current period tax positions	14.0	20.7	21.1
Reductions due to lapse in statute of limitations	(0.2)	—	(1.2)
Reductions due to settlements with taxing authorities	—	(7.9)	—
Balance of gross unrecognized tax benefits at the end of the fiscal year	$ 178.3	$ 162.7	$ 149.8

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2025, the amount of accrued interest and penalties related to uncertain tax positions was $8.6 million. Net interest and penalties recognized/(released) for the years ended December 31, 2025, 2024, and 2023 was $3.6 million, $(1.6) million, and $1.3 million, respectively.

The Company is routinely under audit by federal, state, local, and foreign tax authorities, which may include examinations of the timing and amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service (IRS) is currently examining the Company's U.S. consolidated federal income tax returns for the tax years ending December 31, 2022 through December 31, 2024. Tax years 2010 and forward remain subject to examination by state taxing authorities. Ireland is the Company's material foreign tax jurisdiction, and tax years 2016 and forward remain subject to examination by the Irish Revenue Commissioners.

During the fourth quarter of 2025, we changed our assertion regarding our intent to indefinitely reinvest undistributed earnings of our Irish subsidiary and determined that those earnings are no longer considered permanently reinvested. The deferred income tax impact of this change is not material.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 15. Segment Information and Geographic Areas

Segment Information

The Company’s chief operating decision-maker (“CODM”), the Chief Executive Officer, manages the Company's business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CODM uses consolidated net income, as reported on the consolidated statements of operations, to allocate resources as part of the annual planning process and to assess the performance of the Company's single reportable segment, primarily by monitoring actual results versus the annual plan.

The significant expenses reviewed by the CODM are cost of revenue, research and development, sales and marketing, general and administrative, and stock-based compensation, as presented in the consolidated statements of operations. Cost of revenue, research and development, sales and marketing, and general and administrative expenses include depreciation and amortization expenses, which are disclosed in Note 4 "Property and Equipment, Net" and Note 6 "Intangible Assets", respectively. Other segment items consist of interest (expense) income, net, other income (loss), net, and provision for income taxes, as presented in the consolidated statements of operations.

The CODM does not evaluate segment performance using balance sheet information.

Geographic Areas

Long-lived assets and revenue by geographic region, based on the physical location of the operations recording the asset or the sale, are as follows:

Long-lived assets

The following table sets forth long-lived assets by geographic area:

	As of December 31,	
	2025	2024
United States	$ 357.2	$ 353.1
International [(1)]	21.2	5.7
Total property and equipment, net	$ 378.4	$ 358.8

(1) No single country other than the United States had a property and equipment balance greater than 10% of total property and equipment, net, as of December 31, 2025 and 2024.

Revenue

Revenue by geography is generally based on the address of the customer as defined in the Company’s subscription agreement. The following table sets forth revenue by geographic area for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,		
	2025	2024	2023
United States	$ 1,421.4	$ 1,448.5	$ 1,419.4
International [(1)]	1,099.6	1,099.7	1,082.2
Total revenue	$ 2,521.0	$ 2,548.2	$ 2,501.6

(1) No single country outside of the United States accounted for more than 10% of total revenue during the years ended December 31, 2025, 2024 and 2023 respectively.

(Amounts in tables are in millions except per share data, or as otherwise noted)

Note 16. Subsequent Events

On January 23, 2026, the Company entered into a sublease for approximately 282,000 square feet of its San Francisco, California corporate headquarters. The sublease term is for approximately 3 years, is estimated to commence in February 2026 and will expire in June 2029, with an option to extend for an additional 4 years. Further, on January 29, 2026, the Company entered into an amendment for one of its San Francisco, California corporate headquarter subleases, for approximately 95,000 square feet with staggered commencements between 2026 and 2029 and expiration in August 2033. As a result of these sublease agreements, the Company is entitled to receive approximately $118.7 million in total future cash payments related to rent and common area maintenance fees over the terms of the subleases.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision of our Chief Financial Officer and Chief Executive Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following officer, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, as follows:

On December 10th, 2025, Will Yoon, our Chief Legal Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time-to-time of an aggregate of up to 29,027 shares of our Class A common stock, although we expect the total number of such shares sold will ultimately be less than this amount due to withholding for applicable taxes. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until May 31, 2026, or earlier if all transactions under the trading arrangement are completed.

No other officers, as defined in Rule 16a-1(f), or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all personnel of Dropbox and of our subsidiaries, including directors, officers, and employees, to certain other covered persons. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year ended December 31, 2025.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K

(a) Financial statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(b) Financial statement schedules.

All financial statement schedules not listed above have been omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c) Exhibits

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT INDEX

Exhibit Number	Description	Form	File Number	Exhibit	Filed with SEC
2.1	Plan of Conversion.	8-K	001-38484	2.1	March 10, 2025
3.1	Articles of Incorporation of the Registrant.	8-K	001-38434	3.1	March 10, 2025
3.2	Bylaws of the Registrant.	8-K	001-38434	3.2	March 10, 2025
4.1	Form of Class A common stock certificate of the Registrant.	S-1/A	333-223182	4.1	March 12, 2018
4.2	Amended and Restated Investors' Rights Agreement among the Registrant and certain holders of its capital stock, dated as of January 30, 2014, as amended.	S-1	333-223182	4.2	February 23, 2018
4.3	Amendment No. 2 to the Amended and Restated Investors' Rights Agreement among the Registrant and certain holders of its capital stock, dated as of March 27, 2018.	10-Q	001-38434	4.3	May 11, 2018
4.4	Indenture, dated February 26, 2021, between the Registrant and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (2026 Notes).	8-K	001-38434	4.1	February 26, 2021
4.5	Indenture, dated February 26, 2021, between the Registrant and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (2028 Notes).	8-K	001-38434	4.2	February 26, 2021
4.6	Form of 0% Convertible Senior Note due 2026 (included in Exhibit 4.4).	8-K	001-38434	4.3	February 26, 2021
4.7	Form of 0% Convertible Senior Note due 2028 (included in Exhibit 4.5).	8-K	001-38434	4.4	February 26, 2021
4.8*	Description of Capital Stock.				
4.9	Supplemental Indenture dated March 3, 2025 between the Company and U.S. Bank Trust Company, National Association (2026 Notes).	8-K	001-38434	4.1	March 10, 2025
4.10	Supplemental Indenture dated March 3, 2025 between the Company and U.S. Bank Trust Company, National Association (2028 Notes).	8-K	001-38434	4.2	March 10, 2025
10.1+	Form of Indemnification Agreement between the Registrant and certain of its directors and executive officers.	S-1	333-223182	10.1	February 23, 2018
10.2+	Dropbox, Inc. 2018 Equity Incentive Plan and related form agreements, as amended.	10-K	001-38434	10.2	February 21, 2025
10.3+	Dropbox, Inc. 2018 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-223182	10.3	March 21, 2018

		Form	File Number	Exhibit	Filed with SEC
10.4+	Dropbox, Inc. 2018 Class C Stock Incentive Plan and related form agreements.	S-1/A	333-223182	10.4	March 21, 2018
10.5+	Dropbox, Inc. 2018 Class C Employee Stock Purchase Plan and related form agreements.	S-1/A	333-223182	10.5	March 21, 2018
10.6+	Dropbox, Inc. 2017 Equity Incentive Plan and related form agreements.	S-1/A	333-223182	10.6	March 21, 2018
10.7+	Dropbox, Inc. 2008 Equity Incentive Plan, as amended, and related form agreements.	S-1/A	333-223182	10.7	March 21, 2018
10.8+	Dropbox, Inc. Amended and Restated Cash Bonus Plan.	10-K	001-38434	10.8	February 19, 2021
10.9+	Restricted Stock Agreement between the Registrant and Andrew W. Houston.	S-1	333-223182	10.9	February 23, 2018
10.10+	Revised Form of Change of Control and Severance Agreement as of February 2024 between the Registrant and certain executive officers	10-K	001-38434	10.10	February 16, 2024
10.11+	Employment Letter between the Registrant and Andrew W. Houston.	S-1/A	333-223182	10.12	March 12, 2018
10.12+	Form of Restricted Stock Agreement between the Registrant and certain executive officers.	10-K	001-38434	10.14	February 21, 2020
10.13+	Offer Letter between the Registrant and Timothy Regan	10-Q	001-38434	10.1	August 7, 2020
10.14	Office Lease between the Registrant and KR Mission Bay, LLC, dated as of October 6, 2017.	S-1	333-223182	10.19	February 23, 2018
10.15	Second Amendment to Office Lease between Dropbox, Inc. and KR Mission Bay, LLC, dated as of May 25, 2018.	10-Q	001-38434	10.2	August 10, 2018
10.16	Purchase Agreement, dated February 23, 2021, by and among the Registrant and J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the several initial purchasers listed in Schedule I thereto.	8-K	001-38434	10.1	February 26, 2021
10.17	Form of Convertible Note Hedge Confirmation (2026 Notes).	8-K	001-38434	10.2	February 26, 2021
10.18	Form of Convertible Note Hedge Confirmation (2028 Notes).	8-K	001-38434	10.3	February 26, 2021
10.19	Form of 2026 Warrant Confirmation.	8-K	001-38434	10.4	February 26, 2021
10.20	Form of 2028 Warrant Confirmation.	8-K	001-38434	10.5	February 26, 2021
10.21+	Dropbox, Inc. Outside Director Compensation Policy and related form agreements.	10-K	001-38434	10.22	February 21, 2020

		Form	File Number	Exhibit	Filed with SEC
10.22	Eighth Amendment to Office Lease, dated November 1, 2021 and executed on December 16, 2021, by and between the Registrant and KRE Exchange Owner LLC	10-K	001-38434	10.26	February 18, 2022
10.23	Eleventh Amendment to Office Lease, dated October 1, 2023 and executed on October 17, 2023, by and between the Registrant and KRE Exchange Owner LLC	10-K	001-38434	10.24	February 16, 2024
10.24	Credit and Guaranty Agreement, dated as of December 11, 2024, by and among the Registrant, the guarantors party thereto, the lenders party thereto, including Blackstone Private Credit Fund and certain of its affiliates, the issuing bank, and the administrative agent and collateral agent.	8-K	001-38434	10.1	December 11, 2024
10.25+	Offer Letter between the Registrant and Ashraf Alkarmi.	10-Q	001-38434	10.1	May 9, 2025
10.26+	Offer Letter between the Registrant and Ali Dasdan.	10-Q	001-38434	10.2	May 9, 2025
10.27+	Offer Letter between the Registrant and William Yoon.	10-Q	001-38434	10.3	May 9, 2025
10.28	Amendment No. 1 to Credit and Guaranty Agreement, dated as of September 9, 2025, by and among the Company, the guarantors party thereto, the lenders party thereto, the issuing bank and the administrative agent and collateral agent.	8-K	001-38434	10.1	September 9, 2025
10.29+*	Offer Letter between the Registrant and Ross Tennenbaum.				
10.30*+	Form of Indemnification Agreement between the Registrant and certain of its directors and executive officers.				
19.1*	Insider Trading Policy.				
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (included in signature pages hereto).				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Dropbox, Inc. Incentive- Based Compensation Recovery Policy	10-K	001-38434	97.1	February 16, 2024

		Form	File Number	Exhibit	Filed with SEC

101 The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statement of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statement of Cash Flows, (v) Consolidated Statements of Stockholders' Deficit, and (vi) Notes to Consolidated Financial Statements.

104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

\+ Indicates management contract or compensatory plan.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Dropbox, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on February 20, 2026.

DROPBOX, INC.

By: /s/ Andrew W. Houston

             Andrew W. Houston

             Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew W. Houston and Ross Tennenbaum, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Andrew W. Houston Andrew W. Houston	Chief Executive Officer and Chairman *(Principal Executive Officer)*	February 20, 2026
/s/ Ross Tennenbaum Ross Tennenbaum	Chief Financial Officer *(Principal Financial Officer)*	February 20, 2026
/s/ Sarah Schubach Sarah Schubach	Chief Accounting Officer *(Principal Accounting Officer)*	February 20, 2026
/s/ Andrew Moore Andrew Moore	Director	February 20, 2026
/s/ Abhay Parasnis Abhay Parasnis	Director	February 20, 2026
/s/ Karen A. Peacock Karen A. Peacock	Director	February 20, 2026
/s/ Lisa Campbell Lisa Campbell	Director	February 20, 2026
/s/ Michael Seibel Michael Seibel	Director	February 20, 2026
/s/ Paul E. Jacobs Paul E. Jacobs	Director	February 20, 2026
/s/ Warren Jenson Warren Jenson	Director	February 20, 2026